UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934

FORCE PROTECTION, INC.

(Name of Subject Company)

FORCE PROTECTION, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

345203202

(CUSIP Number of Class of Securities)

John F. Wall, III

Senior Vice President, Assistant General

Counsel and Corporate Secretary

Force Protection, Inc.

1520 Old Trolley Road

Summerville, South Carolina 29485

(843) 574-7001

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Eric M. Krautheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004-2498

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Force Protection, Inc., a Nevada corporation (“Force Protection” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive office is 1520 Old Trolley Road, Summerville, South Carolina 29485. The telephone number of the Company’s principal executive office is (843) 574-7001.

Class of Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s shares of common stock, par value $0.001 per share (“Shares”). As of the close of business on November 16, 2011, there were 64,986,234 Shares issued and outstanding, including 1,965,321 Restricted Shares (as defined in Item 3 under the heading “Arrangements between the Company and its Current Executive Officers, Directors and Affiliates — Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Restricted Shares”).

Item 2. Identity and Background of Filing Person.

Name and Address of Person Filing this Statement

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 under the heading “Name and Address — Class of Securities.” The Company’s website address is http://www.forceprotection.net. The Company’s website and the information on or connected to the Company’s website are not a part of this Schedule 14D-9, are not incorporated by reference herein and should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Falcon Acquisition Corp., a Nevada corporation (“Purchaser”), which is a wholly-owned subsidiary of General Dynamics Corporation, a Delaware corporation (“Parent” or “General Dynamics”), to purchase all Shares that are issued and outstanding, at a price per Share of $5.52 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2011. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed; however, if the Offer is not completed, the Merger may only be consummated after the Company’s stockholders holding a majority of the total voting power of the outstanding Shares have approved the Merger Agreement and the other applicable conditions to the Merger have been satisfied or waived. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or delay in making payments for Shares. At the effective time of the Merger (the “Effective Time”), each outstanding

Share (other than (i) Dissenting Shares (as defined in Item 8 under the heading “Additional Information — Appraisal Rights”), if any, (ii) Shares that are owned by any of the Company’s direct or indirect wholly-owned subsidiaries, (iii) Shares that are owned by Parent, Purchaser or any of their direct or indirect wholly-owned subsidiaries and (iv) Restricted Shares that will have been automatically cancelled, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between the Company and its Current Executive Officers, Directors and Affiliates — Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Restricted Shares”), will be converted into the right to receive the Merger Consideration. The “Merger Consideration” will be an amount per Share equal to the Offer Price paid in the Offer.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of Friday, December 16, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (such date and time, or such later date and time to which the Offer is extended, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

General Dynamics has formed Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer, the Top-Up Option (as defined in Item 8 under the heading “Additional Information — Top-Up Option”), the Merger and the other transactions contemplated by the Merger Agreement. The Offer to Purchase states that the principal executive office of General Dynamics and Purchaser is 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia 22042-4513 and the business telephone number for General Dynamics and Purchaser is (703) 876-3000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Arrangements Between the Company, General Dynamics and Purchaser

Merger Agreement

On November 7, 2011, the Company, General Dynamics and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions to the Offer and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided solely to inform investors of its terms. Factual disclosures about General Dynamics, Purchaser or the Company or any of their respective affiliates contained in this Schedule 14D-9, in their respective public reports filed with the SEC and otherwise, as applicable, may supplement, update or modify the factual disclosures about General Dynamics, Purchaser and the Company or any of their respective affiliates contained in the Merger Agreement. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by General Dynamics, Purchaser and the Company were qualified and subject to important limitations agreed to by General Dynamics, Purchaser and the Company in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger if the representations and warranties or conditions of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters of fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, General Dynamics, Purchaser or any of their respective subsidiaries or affiliates on any date.

Representation on the Board

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will, subject to the qualifications for directors set forth in the Company’s articles of incorporation (the “Articles of Incorporation”) and the Merger Agreement, be entitled to designate for election or appointment the number of directors, rounded up to the next whole number, to the board of directors of the Company (the “Board”) that is in the same proportion as the number of Shares then beneficially owned by Parent and Purchaser to the total number of Shares outstanding. The Company has agreed that, at the request of Parent, the Company will use its reasonable best efforts to cause the designees of Parent and Purchaser to be elected or appointed, including by increasing the size of the Board to the extent permitted by the Articles of Incorporation and/or by obtaining resignations of incumbent directors. In addition, the Company has agreed that it will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, of each committee of the Board and the board of directors (or similar governing body) of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board, in each case only to the extent permitted by U.S. federal securities laws, the listing requirements of the NASDAQ Capital Market (the “Nasdaq”) and any other applicable laws.

The Company has agreed that it will use its commercially reasonable efforts to ensure that, if Parent’s designees are elected or appointed to the Board as described above, the Board will have, at all times prior to the Effective Time, at least two directors who were directors on the date of the Merger Agreement and who are not officers, employees or affiliates of the Company, Parent or any of their respective subsidiaries and who are “independent directors” as defined by Nasdaq Rule 5605(a)(2) and eligible to serve on the Company’s audit committee under the Securities Exchange Act of 1934, as amended, and the Nasdaq rules. At least one of these independent directors must be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and the instructions thereto. If the number of independent directors is reduced to less than two, then the remaining independent director (or if no independent directors then remains, the other directors) will be entitled to designate a person or persons who meet the applicable criteria to fill such vacancy or vacancies.

Following the election or appointment of Parent’s designees and until the Effective Time, the Board will delegate to a committee of the Board comprised solely of the independent directors the sole responsibility for:

•	any amendment or any termination of the Merger Agreement by the Company;

•	any extension of time for performance of any of the obligations of Parent or Purchaser pursuant to the Merger Agreement for which the Company’s consent or approval is required;

•	the exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement;

•	any determinations or agreements made by or on behalf of the Company under the Merger Agreement;

•	any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or of any of the Company’s rights under the Merger Agreement; and

•

any other matter in connection with the Merger that could reasonably be expected to adversely affect the receipt of the consideration payable pursuant to the Merger by holders of Shares (other than Parent and Purchaser), including the timing of such receipt.

Any action of the committee comprised solely of the independent directors with respect to the above matters will be deemed to constitute the action of the full Board to approve the contemplated actions.

The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein.

Confidentiality Agreement

In connection with General Dynamics’ evaluation of the potential business combination that resulted in the Offer, General Dynamics Land Systems Inc., a wholly-owned subsidiary of General Dynamics (“General Dynamics Land Systems”), and the Company entered into a confidentiality agreement on October 13, 2010, which was amended on October 11, 2011 (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, General Dynamics Land Systems, on its own behalf and on behalf of General Dynamics and its subsidiaries, agreed among other things, to keep non-public information concerning the Company confidential and use such information only for purposes of evaluating a possible transaction with the Company (subject to certain exceptions). Under the Confidentiality Agreement, General Dynamics Land Systems also agreed, for a period expiring on the earlier of two years from the date of the original signing of the Confidentiality Agreement and completion of a transaction with the Company, among other things, to certain “standstill” provisions for the protection of the Company and certain employee non-solicit provisions prohibiting General Dynamics and its subsidiaries from soliciting or employing the Company’s executive officers, other executives and managerial employees and certain other individuals.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Arrangements Between the Company and its Current Executive Officers, Directors and Affiliates

Overview

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of the Company’s stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

For further information with respect to the arrangements between the Company and its named executive officers, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation,” which is incorporated by reference herein.

Effect of the Offer and the Merger Agreement on Equity Awards

Treatment of Stock Options. Options to purchase Shares (each, an “Option”) may not be tendered into the Offer. The Merger Agreement provides that each Option outstanding immediately prior to the earlier to occur of the time Purchaser accepts for payment Shares tendered into the Offer (the “Acceptance Time”) and the Effective Time (the earlier of such times, the “Applicable Time”), whether or not exercisable, will automatically be cancelled, as of the Applicable Time in exchange for a cash payment in an amount equal to the product of (x) the excess, if any, of $5.52 over the per Share exercise price of such Option multiplied by (y) the number of Shares subject to such Option. If the exercise price of any Option equals or exceeds $5.52, such Option will automatically be cancelled and terminated as of the Applicable Time without payment of any consideration. The Company is required to deliver the cash payments with respect to Options as soon as practicable after the Applicable Time and in any case within five business days thereafter, without interest and less any applicable withholding taxes.

The table below sets forth the number of outstanding vested and unvested Options held by the Company’s executive officers as of November 16, 2011 and the estimated consideration that each of them would receive after the Applicable Time in connection with the cancellation of, and payment for, such Options pursuant to the Merger Agreement as described above. As of November 16, 2011, none of the Company’s non-employee directors held any Options. The table below assumes continued service through the Applicable Time.

	Vested Options		Unvested Options
Name	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Total Estimated Consideration
Named Executive Officers
Michael Moody	157,062	$3.96	170,884	$4.51	$425,921
Charles A. Mathis	33,956	$4.43	58,691	$4.82	$81,180
Phillip Randall Hutcherson	17,290	$5.54	52,959	$5.06	$27,105
All Executive Officers as a group (5 persons)*	208,308	$4.17	308,835	$4.68	$557,088

*	This group includes the named executive officers listed above as well as Gregory T. Troy and Philip Ciarlo.

Treatment of Restricted Shares. Shares subject to time-based and/or performance-based vesting requirements (each, a “Restricted Share”) may not be tendered into the Offer. The Merger Agreement provides that each award of Restricted Shares outstanding immediately prior to the Applicable Time will become fully vested, free of any forfeiture restrictions and cancelled as of the Applicable Time in exchange for the right to receive an amount in cash equal to the Offer Price with respect to each award of Restricted Shares. The Company is required to deliver cash payments with respect to Restricted Shares as soon as practicable after the Applicable Time and in any case within five business days thereafter, without interest and less any applicable withholding taxes. For each award of Restricted Shares subject to performance-based vesting, any performance-based restricted share right to receive additional Shares at vesting levels above such award’s “target” level (or other such level specified in such related award that will vest at the Applicable Time) will be automatically cancelled and terminated as of the Applicable Time and no payment will be made with respect thereto.

The table below sets forth the number of outstanding Restricted Shares held by the Company’s executive officers and directors as of November 16, 2011 and the estimated consideration that each of them would receive after the Applicable Time in connection with the cancellation of, and payment for, such Restricted Shares pursuant to the Merger Agreement as described above. The table below assumes continued employment with the Company or service as a director of the Board, as applicable, through the Applicable Time.

Name	Number of Outstanding Restricted Shares	Total Estimated Consideration
Non-Employee Directors
John S. Day	21,779	$120,220
John W. Paxton, Sr.	21,779	$120,220
Thomas A. Corcoran	14,583	$80,498
Major General Jack A. Davis, USMC (Ret.)	21,779	$120,220
B. Herbert Ellis	16,279	$89,860
Kenneth A. Merlau	16,279	$89,860
Lieutenant General Roger G. Thompson, Jr., USA (Ret.)	21,779	$120,220
Lynn Brubaker	14,583	$80,498
Named Executive Officers
Michael Moody	385,239	$2,126,519
Charles A. Mathis	154,645	$853,640
Phillip Randall Hutcherson	144,766	$799,108
All Executive Officers and Directors as a group (13 persons)*	902,490	$4,981,745

*	This group includes the directors and the named executive officers listed above as well as Gregory T. Troy and Philip Ciarlo.

Employment Agreements and Severance Agreements

Employment Agreement with Michael Moody. The Company previously entered into an employment agreement with its Chief Executive Officer, Chairman and President, Michael Moody. The employment agreement provides Mr. Moody with certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of the Company, which includes the transactions triggered as of the Applicable Time.

Mr. Moody will experience a change in control termination (x) if his employment is terminated by the Company or the Surviving Corporation without “cause” (as defined below) if the Company or the Surviving Corporation fails to renew Mr. Moody’s employment agreement or if Mr. Moody terminates his employment for “good reason” (as defined below), in each case within two years following the Applicable Time or prior to such time if Mr. Moody reasonably demonstrates that such termination was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect, and who effectuates, the change in control (or such termination was otherwise in anticipation of the change in control) or (y) if Mr. Moody terminates his employment for any reason during the 30-day period immediately following the six-month anniversary of the Applicable Time.

In the event of such a termination, Mr. Moody is entitled to receive a lump-sum cash payment equal to two times the sum of (x) his highest rate of annual base salary during the 12-month period prior to the termination date and (y) the greatest of target bonus for the fiscal year in which the termination date occurs, target bonus for the fiscal year in which the Applicable Time occurs and the average of the actual bonuses earned in the two years immediately preceding the fiscal year in which the Applicable Time occurs. In addition, Mr. Moody is entitled to receive (i) a one-time relocation benefit of $30,000, (ii) a lump-sum cash payment equal to a pro rata portion of his annual bonus (although such bonus will be paid at target if bonus awards under the Company’s 2011 Short-Term Incentive Program (the “2011 STIP”) have not been paid prior to the closing date of the Merger, as described in this Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Compensation Actions between Signing of Merger Agreement and Consummation of the Merger”), (iii) full vesting and exercisability of any unvested Options and the immediate lapse of any restrictions on Restricted Shares or other equity or incentive awards and (iv) the employer portion of any premiums for continued health insurance coverage under COBRA for a period of 18 months.

Mr. Moody’s employment agreement further provides that if any of the payments and benefits provided under his employment agreement or otherwise would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), or any interest or penalties are incurred by Mr. Moody with respect to such excise tax (such excise tax, together with any interest and penalties, the “Excise Taxes”), the Company will provide for a gross-up payment to reimburse Mr. Moody for such Excise Taxes.

Receipt of the above severance payments and benefits is conditioned upon Mr. Moody executing a general release of claims in favor of the Company and compliance with confidentiality and non-disparagement covenants in perpetuity as well as non-competition and non-solicitation restrictions that apply for a period of one year after termination of employment.

Severance Agreements with Messrs. Mathis, Hutcherson and Troy. The Company previously entered into a Severance Agreement with each of Charles A. Mathis (Chief Financial Officer), Phillip Randall Hutcherson (Chief of Business Development; previously Chief Operating Officer) and Gregory T. Troy (Chief Human Resources Officer) (the “Severance Agreements”). The Severance Agreements provide the executive officers with certain severance benefits in the event of a qualifying termination of employment in connection with a change in control of the Company, which includes the transactions triggered as of the Applicable Time.

Each executive officer mentioned above will experience a change in control termination (x) if his employment is terminated by the Company or the Surviving Corporation without “cause” or if the executive officer terminates his employment for “good reason,” in each case within two years following the Applicable Time or prior to such time if the executive officer reasonably demonstrates that such termination was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect, and who effectuates, the change in control (or such termination was otherwise in anticipation of the change in control), or (y) if the executive officer, except in the case of Mr. Troy, terminates his employment for any reason during the 30-day period immediately following the six-month anniversary of the Applicable Time.

In the event of such a termination, the executive officer is entitled to receive a lump-sum cash payment equal to 1.5 times (except in the case of Mr. Troy, who is entitled to two times) the sum of (x) his highest rate of annual base salary during the 12-month period prior to the termination date and (y) the greatest of target bonus for the fiscal year in which the termination date occurs, target bonus for the fiscal year in which the Applicable Time occurs and the average of the actual bonuses earned in the two years immediately preceding the fiscal year in which the Applicable Time occurs. In addition, the executive officer is entitled to receive (i) a lump-sum cash payment equal to a pro rata portion of his annual bonus (although such bonus will be paid at target if bonus awards under the 2011 STIP have not been paid prior to the closing date of the Merger, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Compensation Actions between Signing of Merger Agreement and Consummation of the Merger”), (ii) full vesting and exercisability of any unvested Options and the immediate lapse of any restrictions on Restricted Shares or other equity or incentive awards and (iii) the employer portion of any premiums for continued health insurance coverage under COBRA for a period of 18 months.

Other than for Mr. Troy, the Severance Agreements further provide that if any of the payments and benefits provided under the Severance Agreement or otherwise would be subject to Excise Taxes, the Company will provide for a gross-up payment to reimburse the executive officer for such Excise Taxes. For Mr. Troy, if the payments and benefits provided under his Severance Agreement or otherwise would be subject to Excise Taxes, his payments and benefits will be reduced to one dollar less than the amount that would subject him to such Excise Taxes if such a reduction would result in Mr. Troy receiving a greater amount on an after-tax basis.

Receipt of the above severance payments and benefits is conditioned upon each executive officer executing a general release of claims in favor of the Company and compliance with confidentiality and non-disparagement covenants in perpetuity as well as non-competition and non-solicitation restrictions that apply for a period of one year after termination of employment.

Definitions of Cause and Good Reason. Under Mr. Moody’s employment agreement and the Severance Agreements, “cause” is generally defined to mean the occurrence of any of the following events: (i) the executive officer’s material breach of duties and responsibilities (other than as a result of disability) which is demonstrably willful and deliberate on the executive officer’s part, committed in bad faith or without reasonable belief that such breach is in the Company’s or the Surviving Corporation’s best interests and not remedied within 10 days after receipt of notice from the Company or the Surviving Corporation specifying such breach, (ii) the executive officer’s indictment for, conviction of, or plea of nolo contendere to, a felony or (iii) the executive officer’s gross negligence or any act of theft, fraud, misappropriation, malfeasance or dishonesty in connection with the performance of duties to the Company or the Surviving Corporation which is demonstrably willful and deliberate on the executive officer’s part.

Under Mr. Moody’s employment agreement and the Severance Agreements, “good reason” is generally defined to mean the occurrence of any of the following events after or in anticipation of a change in control, unless such event is corrected by the Company or the Surviving Corporation within 30 days after receipt of notice of termination from the executive officer: (i) any material and adverse change in the executive officer’s authority, duties or responsibilities or his reporting responsibilities, title or offices, (ii) a material reduction in the executive officer’s rate of annual base salary or annual target bonus opportunity, (iii) the executive officer is required to move more than 50 miles from his current location, (iv) the Company or the Surviving Corporation fails to continue in effect any benefit or compensation plan which is material to the executive officer’s overall compensation or (v) a material breach by the Company or the Surviving Corporation of the employment agreement or Severance Agreement, as applicable, or any other material agreement with the executive officer.

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of the Company who own Shares validly tender their Shares into the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company who validly tender their Shares into the Offer. As of November 16, 2011, the Company’s executive officers and directors beneficially owned, in the aggregate 311,621 Shares, excluding any Restricted Shares and any Shares issuable upon the exercise of Options (whether or not vested as of such date). If the executive officers and directors were to tender all of their Shares into the Offer, and those Shares were accepted for purchase and purchased by Purchaser, the executive officers and directors would receive an aggregate amount of $1,720,148 in cash, without interest and less any applicable withholding taxes.

Retention Letter with Philip Ciarlo

The Company previously engaged Philip Ciarlo to provide services as a consultant with the responsibilities and title of Chief of Operations. In connection with entry into the Merger Agreement, the Company has entered into retention letters with certain individuals, including Mr. Ciarlo. Pursuant to the terms of his retention letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein. Mr. Ciarlo will be entitled to receive a retention bonus payment of $450,000 within 10 days after the Applicable Time, provided that he continues to provide services as a consultant until the Applicable Time.

Compensation Actions between Signing of Merger Agreement and Consummation of the Merger

Under the terms of the Merger Agreement, the Company may take certain compensation actions prior to the consummation of the Merger that may affect its executive officers. For any officer or employee of the Company or its subsidiaries whose total annual compensation does not exceed $125,000, the Company may grant compensation and benefit increases in the ordinary course of business consistent with past practice. In addition, in the event that payments in respect of the 2011 STIP have not been paid prior to the closing date of the Merger, Parent will, or will cause the Surviving Corporation to, pay bonus amounts under the 2011 STIP in a lump-sum cash payment at the “target” level, regardless of actual performance, to each participant in such program at the normally scheduled time for such payments as long as the participant has not voluntarily terminated (as determined in good faith) his or her employment or consulting arrangement with the Company prior to such payment date. All of the executive officers and certain other employees of the Company participate in the 2011 STIP.

Employee Matters Following Closing

The Merger Agreement provides that, for a period beginning on the closing date of the Merger and ending on the earlier of (i) December 31, 2012 and (ii) the one-year anniversary of the closing date of the Merger, Parent will, or will cause the Surviving Corporation to, provide to each active employee who is employed immediately prior to the closing date of the Merger (a “Continuing Employee”), with certain exceptions, (x) base salary not less than the base salary provided to such Continuing Employee as in effect immediately preceding the closing date of the Merger and (y) employee benefits (but not including any equity-based grants, nonqualified deferred compensation benefits or severance benefits) that are, in the aggregate, substantially equivalent to the employee benefits provided to such Continuing Employee as in effect immediately preceding the closing date of the Merger. The Merger Agreement also provides that, for a period beginning on the closing date of the Merger and ending on the six-month anniversary of the closing date of the Merger, Parent will, or will cause the Surviving Corporation to, provide to each Continuing Employee, with certain exceptions, a severance benefit package equivalent to the severance benefit package that would be provided under the applicable employee benefits plan of the Company to such Continuing Employee immediately prior to November 7, 2011, unless such Continuing

Employee is terminated for cause (as defined in the applicable plan document or agreement with the Company). The continuation of benefits provided under the Merger Agreement will not apply to any Continuing Employee who is a party to an employment agreement or other similar agreement with the Company that otherwise provides for similar benefits.

In addition, Parent has agreed it will, or will cause the Surviving Corporation to, take all necessary action so that each Continuing Employee will, for certain purposes, be given credit for all service with the Company and its affiliates to the same extent as if such services had been rendered to Parent or the Surviving Corporation after the closing date of the Merger. Parent has agreed it will, or will cause the Surviving Corporation to, (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare or fringe benefit plan in which such Continuing Employee may be eligible to participate after the closing date of the Merger and (ii) provide each Continuing Employee with credit under any general leave, welfare plan or fringe benefit plan for any co-payments and deductibles paid by such Continuing Employee for the then-current plan year immediately prior to the closing date of the Merger.

Nothing in the Merger Agreement, described under this Item 3 under the heading “— Employment Agreements and Severance Agreements — Employee Matters Following Closing” or elsewhere (other than as described under the heading “— Employment Agreements and Severance Agreements — Directors’ and Officers’ Indemnification, Exculpation and Insurance”), will (i) create or be deemed to create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company, its subsidiaries or any other person other than Parent, Purchaser, the Company and their respective successors and permitted assigns, (ii) constitute or create or be deemed to constitute or create an employment agreement, (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by Parent, the Company or any of their respective subsidiaries or (iv) limit the discretion or authority of Parent or the Surviving Corporation to interpret the respective employee benefit and compensation plans, agreements, arrangements and programs, in accordance with their terms and applicable law.

Directors’ and Officers’ Indemnification, Exculpation and Insurance

The Merger Agreement provides that, for a period of six years after the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless (and advance expenses to), to the fullest extent permitted under applicable law, each present and former director, officer and employee of the Company and its subsidiaries (the “Indemnified Parties”), against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any action arising out of matters existing or occurring at or before the Effective Time, including the transactions contemplated by the Merger Agreement.

The Company has agreed that, prior to the Applicable Time, the Company will, and if the Company is unable to, Parent will cause the Surviving Corporation to purchase prepaid, non-cancellable “tail” or “run-off” coverage on the existing policies of directors’ and officers’ liability and fiduciary liability insurance maintained by the Company as of the date of the Merger Agreement. Such tail or run-off coverage will be for a claims reporting or discovery period of six years from the Effective Time and otherwise on terms and conditions that are no less favorable than as provided in the Company’s existing policies. However, if the Company is unable to purchase such insurance prior to the Effective Time and such insurance is not available at a cost per annum less than 250% of the last annual premium paid prior to the date of the Merger Agreement, then Parent will cause to be obtained as much comparable insurance as can reasonably be obtained at a cost up to but not exceeding 250% of the last annual premium paid prior to the date of the Merger Agreement.

If the Surviving Corporation or any of its respective successors or assigns consolidates with or merges with or into any other person and will not be the continuing or surviving entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the Surviving

Corporation’s obligations discussed in the preceding two paragraphs. These indemnification and insurance provisions are binding on all successors and assigns of the Company, Parent and the Surviving Corporation and are intended to be for the benefit of, and to grant third-party rights to, each present and former director, officer and employee of the Company or any of its subsidiaries.

The Merger Agreement provides that the indemnification and insurance provisions summarized above are for the benefit of, and grant third-party rights to, the Indemnified Parties and will be binding on all successors and assigns of the Company, Parent and the Surviving Corporation.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

After careful consideration by the Board, including a review of the terms and conditions of the Merger Agreement, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on November 6, 2011, the Board unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of the Company and the Company’s stockholders, (ii) adopted the Merger Agreement, (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (iv) authorized and approved the Top-Up Option and the issuance of newly issued Shares pursuant to the exercise thereof in accordance with the terms of the Merger Agreement and (v) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement.

On November 7, 2011, each of the Company and Parent issued a press release announcing that it had entered into the Merger Agreement. Copies of the press releases are filed as Exhibits (a)(1)(E) and (a)(1)(F) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Background of the Offer; Reasons for the Board’s Recommendation

Background of the Offer

The Board, together with the Company’s management, from time to time evaluates potential opportunities for acquisitions, joint ventures, bids for government contracts and other transactions and strategic alternatives designed to increase stockholder value. The Board considers such transactions in light of the business, economic and geopolitical environment, as well as developments in the defense contracting industry. In particular, the Board has considered the cyclical nature of the Company’s business and the Company’s dependence on winning individual contracts, and the potential benefits to the Company of being part of a more diversified entity. In addition, the Company has considered being an acquiror of other lines of business in order to achieve some diversity. In connection with those considerations, the Company has from time to time pursued and considered different transactions, including a sale of the Company.

Over the past few years, the Company and General Dynamics Land Systems have been in periodic contact regarding a range of strategic and commercial relationships that have focused upon leveraging each party’s complementary business strengths, including beginning in late 2006 a teaming arrangement with respect to the production of mine-resistant, ambush-protected vehicles under the U.S. joint services program, known as the MRAP Program.

On July 15, 2010, Mark Roualet, Vice President of General Dynamics and President of General Dynamics Land Systems, contacted Mr. Moody to discuss whether a potential strategic transaction might be beneficial for both companies. In October 2010, representatives of Bidder A contacted Mr. Moody, expressing an interest in pursuing a strategic transaction with the Company. After each contact, Mr. Moody updated the Board. The Company subsequently entered into confidentiality agreements with each of General Dynamics and Bidder A.

During October 2010, the Company’s management met with General Dynamics and Bidder A and provided to them limited confidential information to assist with their financial analysis of the Company. On October 31, 2010, Bidder A submitted a written non-binding indication of interest contemplating an acquisition of the Company at a per Share price in the range of $6.40 to $7.20. The Company’s management continued to meet with each of General Dynamics and Bidder A between October 2010 and December 2010.

At a meeting of the Board on November 2, 2010, the Company’s management updated the Board with respect to various strategic initiatives, including the discussions with General Dynamics and Bidder A, and the Board directed management to work with a financial advisor to prepare a review of the Company’s business strategy and strategic alternatives, to be presented at the Board’s December 7, 2010 meeting.

At the meeting of the Board on December 7, 2010, the Board reviewed information regarding its strategic alternatives. That review included a discussion of the defense sector, public observations of the Company and an analysis of various strategic alternatives, including maintaining the status quo, expanding through acquisitions and a sale of the Company. The Board, in considering the Company’s strategic alternatives, considered the risks being faced by the Company in executing its business strategy, including the Company’s business and financial prospects as an independent entity and present and potential future decreases in domestic and international defense spending, and the effect of these risks on the Company’s value.

Discussions between the Company’s management and Bidder A continued in January 2011 and management updated the Board at a meeting on January 25, 2011. On February 4, 2011, a representative of Bidder A indicated to Mr. Moody that Bidder A was not at that time interested in pursuing a strategic transaction with the Company.

During early March 2011, the Company’s management and General Dynamics spoke on several occasions regarding normal course business matters. On March 16, 2011, General Dynamics submitted a written non-binding indication of interest offering to enter into negotiations to acquire the Company for an aggregate cash price of $425 million.

The Company’s management provided General Dynamics’ non-binding indication of interest to the members of the Board for discussion at the Board’s regularly scheduled meeting on March 28, 2011. At that meeting, management discussed their preliminary observations regarding General Dynamics’ indication of interest with the Board. Based on that discussion, the Board asked management to further analyze General Dynamics’ indication of interest and the Company’s strategic plan, including the risks related to that strategic plan, and to report back to the Board at a follow-up meeting on April 1, 2011.

At the meeting of the Board on April 1, 2011, the Company’s management and the Board further discussed the Company’s strategic direction and a potential sale of the Company. At the Board’s request, management outlined the risks to the Company as a result of remaining a stand-alone company and the implications of not being successful in achieving the Company’s business objectives. The Board considered the risks being faced by the Company in carrying out its business objectives. The Board and management discussed whether a sale of the Company may be beneficial for the Company and the Company’s stockholders in light of potential disruptions to the Company’s business as a result of pursuing such a transaction, and, after such discussion, instructed management to continue discussions with General Dynamics, including to determine whether General Dynamics had any flexibility to increase the price set forth in the March 16 indication of interest.

On April 1, 2011, Mr. Moody contacted David Heebner, Executive Vice President, Combat Systems, of General Dynamics. Mr. Moody indicated that the Company was interested in engaging in discussions with

General Dynamics to determine if a potential transaction would be beneficial to both companies and inquired whether General Dynamics had any flexibility to increase the price set forth in the March 16 indication of interest.

On April 11, 2011, the Board authorized management to retain Lincoln International LLC (including its affiliate, Lincoln Partners Advisors LLC, “Lincoln”) as the Company’s financial advisor and requested that Lincoln report to the Board regarding potential interested persons. On April 13, 2011, the Company engaged Lincoln as its financial advisor. At weekly update conference calls during April and May 2011, the Company’s management and Lincoln discussed other potential interested persons with the Board and the Board authorized Lincoln to contact eight potential interested persons, including four potential strategic buyers. Lincoln contacted those eight persons in April and May 2011. Of the eight persons contacted by Lincoln in April and May 2011, three of them signed confidentiality agreements and management made presentations to two of them. None of the persons contacted by Lincoln in April and May 2011 expressed an interest in pursuing a transaction with the Company.

On April 19, 2011, representatives of the Company and General Dynamics met in Washington, D.C. Those present for the Company included Messrs. Moody, Mathis and Hutcherson, as well as a representative of Lincoln. Those present for General Dynamics were Mr. Heebner, Mark Rayha, Staff Vice President, Financial Planning & Analysis, Neal Wheeler, Assistant General Counsel, Mr. Roualet, Gary Whited, then-Senior Vice President and Chief Financial Officer and current Senior Vice President and General Manager of General Dynamics Land Systems, and Arjun Kampani, Vice President and General Counsel of General Dynamics Land Systems. At the meeting, the parties discussed key due diligence items that General Dynamics indicated that it would need to confirm in order to continue discussions concerning a potential transaction with the Company.

After several weeks of preliminary discussions and due diligence by General Dynamics and its advisors, on May 20, 2011, Mr. Heebner informed Mr. Moody that, given concerns raised during due diligence, general market uncertainty and uncertainty regarding global and domestic defense budgets, General Dynamics had decided to focus on other strategic initiatives and business matters and that it was no longer interested in pursuing an acquisition of the Company.

Over the course of the late spring and summer of 2011, the Company’s business continued to be challenging and the Board continued to consider a potential sale of the Company. The Board and the Company’s management also discussed using the Company’s large amount of available cash to repurchase Shares. After considering these and a number of other alternatives, the Board determined that returning a certain amount of cash to stockholders in the form of a repurchase program was the best then-available alternative to increase stockholder value. In June 2011, under the $20 million share repurchase program approved by the Board in March 2011, the Company began open market purchases of Shares.

In late June 2011, a consortium of financial buyers, or Bidder B, contacted Lincoln indicating that they may be interested in discussing a potential purchase of the Company. On July 14, 2011, the Company signed a confidentiality agreement with Bidder B, and on July 15, 2011, Messrs. Moody, Mathis and Hutcherson held a preliminary in-person meeting with Bidder B to discuss the Company’s business and limited publicly available financial information.

At a Board meeting on July 29, 2011, the Board formed a special transactions committee to consider potential strategic transactions.

On August 4, 2011, the Company reported disappointing second quarter earnings results, with quarterly sales of $92.2 million and a net loss of $0.22 per diluted Share. Notwithstanding the disappointing second quarter results, the Company stated that “supported by funded backlog of $728 million at June 30, 2011, the Company reiterates its outlook of growth in 2011 full year revenue as compared to 2010.” The Company also reported that it continued to make important progress in its business development efforts and announced that the Board had authorized an additional $10 million for the repurchase of Shares. The closing price of Shares on August 4, 2011 was $4.20. Two days later, on August 6, 2011, the price of Shares closed at $3.39.

The special transactions committee of the Board held an initial meeting on August 8, 2011. At that meeting, the committee discussed a range of items, including the Company’s defensive posture, continuing Share repurchases, a special dividend, acquisitions and other strategic transactions. The Company’s management also updated the committee on the discussions with potential interested parties, including Bidder B.

On August 12, 2011, a second series of in-person meetings was held with Bidder B. At the meetings, Messrs. Moody, Mathis and Hutcherson and a representative from Lincoln presented to Bidder B an analysis of the Company’s business outlook and Bidder B conducted detailed due diligence on the Company.

Throughout the rest of August and most of September, Bidder B continued to conduct due diligence on the Company and, on September 23, 2011, Bidder B submitted a written indication of interest to acquire the Company at a price range of $5.50 to $6.00 per Share.

On September 30, 2011, the special transactions committee of the Board held a meeting to discuss the status of the Company’s Share repurchase program, the discussions with Bidder B and other matters.

In early October 2011, the Company was told that one of the financial buyers that was a part of the Bidder B bidding consortium determined that it no longer wished to participate in a potential transaction. Shortly thereafter, Bidder B indicated that it was able to find an additional member, and Bidder B was granted access to an electronic data room and began extensive due diligence on the Company.

On October 4, 2011, Mr. Heebner contacted Mr. Moody to indicate that General Dynamics may have a renewed interest in discussing a potential transaction with the Company and that he would likely be contacting Mr. Moody again following a meeting of the board of directors of General Dynamics. Mr. Moody indicated to Mr. Heebner that he would be supportive of discussing a transaction with the Board if General Dynamics were to make an offer and make the Company comfortable that they were serious about pursuing a transaction. On October 5, 2011, Mr. Heebner contacted Mr. Moody again and indicated that General Dynamics would be interested in discussing a potential transaction with the Company, but indicated that, based upon the current environment, market conditions, outlook for the defense industry and the Company’s performance in the first half of 2011, General Dynamics would be prepared to make an offer at an aggregate cash price of approximately $350 million. Mr. Moody acknowledged the risks outlined by Mr. Heebner and also acknowledged the changes in circumstances since the discussions between the Company and General Dynamics during the spring of 2011. Mr. Moody indicated that he thought the Board would be inclined to consider such a transaction. Mr. Moody told Mr. Heebner that he would discuss General Dynamics’ proposal with the Board promptly, but he would need a written proposal. Mr. Moody contacted each member of the Board over the next several days to update them on the proposal from General Dynamics.

During the week of October 10, 2011, Messrs. Moody and Heebner each attended the Association of the United States Army Annual Meeting and Exposition in Washington, D.C. While at this meeting, Messrs. Moody and Heebner further discussed General Dynamics’ proposal along with certain matters raised by General Dynamics during its due diligence on the Company in the spring of 2011. Following this discussion, Messrs. Moody and Heebner agreed that General Dynamics and its advisors would conduct due diligence on the Company in person on October 17, 2011. Also while at this meeting, a senior executive of another company indicated to Mr. Moody that his company could be potentially interested in pursuing a strategic transaction with the Company. Mr. Moody indicated that he would be open to having that discussion, but the other executive did not follow up with Mr. Moody until October 28, 2011, at which time the other company indicated that it was not in a position to sign the company’s proposed confidentiality agreement. The Company determined, based on follow-up discussions with this other company, that this other company would not be in a position to engage in productive discussions about a strategic transaction.

On October 13, 2011, the Company entered into an amendment to its existing confidentiality agreement with General Dynamics that extended the agreement for an additional year.

Over the course of two full days on October 13 and 14, 2011, numerous representatives of Bidder B and its financial advisor conducted detailed in-person due diligence on the Company and its facilities. Those present for the Company included Messrs. Moody, Mathis, Hutcherson, Troy and Ciarlo and a representative from Lincoln.

On October 14, 2011, the Company received a written proposal from General Dynamics for an acquisition of the Company at an aggregate cash price of $350 million. Mr. Moody contacted each member of the Board over the next several days to update them on the proposal from General Dynamics.

On October 17, 2011, General Dynamics and its advisors conducted in-person due diligence on the Company with Messrs. Moody and Mathis, other representatives from the Company and a representative from Lincoln in attendance. At the conclusion of the meeting, General Dynamics and the Company agreed that General Dynamics would continue with its due diligence on the Company and that General Dynamics would prepare an initial draft merger agreement for consideration by the Company.

On October 18, 2011, the special transactions committee of the Board held a meeting, which was attended by all of the members of the Board. The meeting was also attended by the Company’s management, a representative of each of Lincoln and the Company’s outside counsel, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), to discuss General Dynamics’ proposal. At the meeting, the Company’s management provided an update on the status of discussions with Bidder B and certain matters identified by Bidder B during the course of its due diligence on the Company. Also at the meeting, a representative of Lincoln discussed the financial aspects of the proposed transaction with General Dynamics and the Board asked questions of management and the Company’s legal and financial advisors. At that meeting the determination was made that Mr. Moody should discuss with General Dynamics its ability to increase its offer price.

On October 19, 2011, Mr. Moody contacted Mr. Wheeler regarding the General Dynamics proposal, and Mr. Heebner then contacted Mr. Moody. During that discussion, Mr. Moody indicated to Mr. Heebner that the Board was supportive of the idea of a potential transaction with General Dynamics, but felt that a higher price would be necessary in order for the Board to approve the transaction. Mr. Heebner indicated that General Dynamics would be willing to increase its offer price to a $360 million aggregate purchase price, but that he could not consider any higher price without finding a basis to support such higher price (which could only be found after significant additional due diligence) and without presenting such higher price to the General Dynamics board of directors for further approval, all of which would likely significantly delay entering into an agreement. Mr. Moody indicated that he believed that at that price the Board would support a transaction with General Dynamics, but that he would need to discuss it with the Board.

Thereafter, the Company received a revised written proposal from General Dynamics indicating an aggregate cash price of $360 million. General Dynamics and the Company discussed how such aggregate amount translated into a per Share price, with General Dynamics indicating, based on publicly available information, that the amount equaled $5.44 per Share. After reviewing additional information with respect to the Company’s capitalization, including the number and strike price of the Company’s outstanding options, the parties ultimately agreed that the written proposal indicated the Offer Price of $5.52 per Share.

Also on October 19, 2011, Jenner & Block LLP (“Jenner & Block”), outside counsel to General Dynamics, provided an initial draft of the Merger Agreement to Sullivan & Cromwell.

While the Company reviewed the draft Merger Agreement, General Dynamics continued to conduct due diligence on the Company.

On October 21, 2011, Sullivan & Cromwell provided Jenner & Block a written list of issues with the terms of the Merger Agreement.

On October 22, 2011, the Company engaged Barclays Capital Inc. (“Barclays Capital”) for the purpose of rendering an opinion to the Board with respect to the fairness, from a financial point of view, to the Company’s stockholders (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiaries of General Dynamics) of the consideration to be offered to such stockholders in the Offer and the Merger and providing related financial advisory services, which engagement was confirmed by a written agreement dated November 2, 2011.

The parties and their respective legal advisors discussed the list of issues on October 23, 2011, focusing in particular on the conditions to the Offer (including the minimum tender condition), the extent of the representations and warranties, the mechanics of the Top-Up Option, the definition of Material Adverse Effect and the size of, and triggers to, the termination fee.

On October 25, 2011, Sullivan & Cromwell delivered a revised draft of the Merger Agreement to Jenner & Block.

Also on October 25, 2011, a representative of Bidder B called Mr. Moody to indicate that, after extensive due diligence and financial analysis of the Company, if Bidder B were able to propose a price per Share to acquire the Company, such price would be under $5.00 per Share.

On October 26, 2011, Mr. Wheeler contacted Mr. Mathis to indicate that he believed there were substantial issues with the draft Merger Agreement provided by the Company, including the Company’s request for a reduced, two-tier termination fee that would only be either $2.25 million or $4.5 million, and that he believed getting to an agreement over the following 11 days would be very difficult if the Company insisted upon the terms in the Company’s most recent draft of the Merger Agreement. Mr. Mathis suggested that the parties and their representatives discuss the Merger Agreement the next day.

On October 27, 2011, the special transactions committee of the Board, with the full Board in attendance, met and discussed the proposed transaction. The Company’s management updated the special transactions committee on the status of the negotiations with General Dynamics. Later that same day, General Dynamics, the Company and their respective legal advisors discussed the terms of the Merger Agreement.

On October 29, 2011, Jenner & Block provided Sullivan & Cromwell with a revised draft of the Merger Agreement. The next morning, the parties and their respective legal advisors discussed the issues raised by the October 29 draft of the Merger Agreement, and the Company indicated that there were a few points that it believed were critical to have resolved, including (1) the ability of the Company Board to enter into negotiations with a competing bidder and change its recommendation with respect to the transactions contemplated by the Merger Agreement, (2) the structure of the minimum tender condition, (3) General Dynamics’ request for a single-tier termination fee that would be significantly higher than Force Protection’s previous proposal and (4) the formulation of the condition to the Offer with respect to the accuracy of Company’s capitalization representation in the Merger Agreement. The Company’s and General Dynamics’ legal advisors continued to negotiate the Merger Agreement on October 30, 2011 and October 31, 2011.

On November 1, 2011, the Board met and discussed the proposed transaction. The Company’s management and representatives of Lincoln and Sullivan & Cromwell participated in the meeting. At the meeting, management updated the Board on the status of the negotiations with General Dynamics and Sullivan & Cromwell summarized the then-current terms of the Merger Agreement and the Board asked questions of management and the advisors.

Later on November 1, 2011, the parties and their legal advisors again discussed the terms of the Merger Agreement. General Dynamics indicated that many of the significant issues raised by the Company a few days earlier would be resolvable in favor of the Company other than the issue of the minimum tender condition, which General Dynamics insisted be formulated in a manner that, together with the Top-Up Shares, would permit it to consummate a short-form merger under the NRS without the approval of the Company’s stockholders if such condition were satisfied. General Dynamics also raised a related issue at that time in respect of an existing derivative action against the Company in which a settlement had been reached, but not yet entered by the court. Later that same day, Sullivan & Cromwell provided a revised draft of the Merger Agreement to Jenner & Block.

On November 2, 2011, the parties and their respective legal advisors again discussed the existing derivative action against the Company and agreed that the Company would seek an amendment to the proposed order implementing the settlement agreement that would be filed with the court contemporaneously with the execution of the Merger Agreement. Counsel to the director defendants in such action contacted the counsel for the plaintiffs in such action during the day on November 4, 2011 and an agreement with respect to the proposed amended order was reached over the weekend prior to the amendment of the transaction.

In the late afternoon of November 3, 2011, the Board met and reviewed with the Company’s management the terms of the proposed transaction and discussed in depth the potential benefits and draw-backs of the proposed transaction to the Company and its stockholders. On that same day, representatives of the Company and General Dynamics as well as their legal advisors continued to negotiate the Merger Agreement. Following those negotiations, the parties agreed upon a list of final significant matters that required negotiation.

On November 4, 2011, Mr. Mathis called Mr. Wheeler and discussed with him the significant open matters. Mr. Mathis indicated that most of the outstanding issues relating to certainty of closing were issues that the Company needed to resolve in the Company’s favor, but that matters relating to the termination fee triggers and the ultimate size of the termination fee could be resolved in favor of General Dynamics if the other items were resolved favorably to the Company. Messrs. Mathis and Wheeler reached agreement on those items largely along those lines.

On November 4, 2011, the Board met again and reviewed the terms and conditions of the proposed transaction. At the meeting, representatives of Sullivan & Cromwell reviewed the terms of the Merger Agreement and the fiduciary duties of the Board in connection with the proposed transaction. The Company’s management discussed the financial elements of the transaction and the future prospects of the Company. At this same meeting, the Board engaged in discussions regarding the proposed transaction and directed questions to management and representatives of each of Sullivan & Cromwell, Lincoln and Barclays Capital. Also at this meeting, representatives of each of Lincoln and Barclays Capital each discussed with the Board the financial aspects of the proposed transaction.

The Board met again on the afternoon of November 5, 2011 and was updated on the status of negotiations by the Company’s management and the terms of the Merger Agreement by Sullivan & Cromwell. The Board continued to ask questions relating to the terms of the Merger Agreement.

The parties continued to negotiate the terms of the Merger Agreement over the course of November 5 and November 6, 2011. The Board met again in the afternoon of November 6, 2011. At this meeting, representatives of each of Lincoln and Barclays Capital delivered to the Board the respective oral opinions of Lincoln and Barclays Capital, which were subsequently confirmed by delivery of their respective written opinions, each dated November 6, 2011, as of that date and based on and subject to various assumptions, matters considered and limitations, qualifications and conditions described in Lincoln’s and Barclays Capital’s respective written opinions, as to the fairness, from a financial point of view, to the Company’s stockholders (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiaries of General Dynamics) of the Offer Price. Lincoln’s and Barclays Capital’s respective written opinions are filed as Exhibits (a)(2)(B) and (a)(2)(C), respectively, to this Schedule 14D-9.

Following careful consideration of the proposed Merger Agreement and the transactions contemplated by the Merger Agreement, the Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated in the Merger are in the best interest of the Company and its stockholders, (ii) adopted the Merger Agreement, (iii) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement. Immediately following the meeting of the Board, the compensation committee of the Board reviewed the terms of, and approved, certain employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

Before the opening of trading on the NASDAQ on November 7, 2011, the parties executed the Merger Agreement, the proposed amended order implementing the settlement agreement was filed and each of General Dynamics and the Company issued a press release announcing their execution of the Merger Agreement.

Reasons for the Board’s Recommendation

In reaching its unanimous decision to adopt the Merger Agreement, to approve the Offer, the Merger and the other transactions contemplated by the Merger Agreement, to authorize and approve the Top-Up Option and the issuance of newly issued Shares pursuant to the exercise thereof in accordance with the terms of the Merger Agreement and to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement, the Board consulted with senior management of the Company regarding, among other things, the industry, the Company’s business and capital plans, the Company’s prospects as an independent company and operational matters, with its financial advisors regarding the financial aspects of the transactions contemplated by the Merger Agreement, as well as the fairness, from a financial point of view, to the Company’s stockholders (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiary of General Dynamics) of the consideration to be received by such stockholders pursuant to the transactions contemplated by the Merger Agreement, and with its legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues. The Board believed that, taken as a whole, the following factors supported its determination to adopt the Merger Agreement and to approve the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement:

•

Premium to Market Price. The Offer Price represents a premium of approximately 44% to the volume weighted average price per Share for the 30-day trading period ended on November 4, 2011, the last trading day prior to the public announcement of the Merger Agreement and a premium of approximately 31% to the closing price per Share on November 4, 2011.

•

Business and Financial Condition and Prospects. The Board’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the prospects of the Company as an independent entity.

•	Economic Conditions. The current economic uncertainty in the U.S. and Europe and the effect on all purchasers of goods and services, including the effect on government spending.

•

Strategic Alternatives. The Board’s belief that the Offer and the Merger are more favorable to the Company’s stockholders than the alternatives to the Offer and the Merger, which belief was formed based on the Board’s review, after discussion with representatives of Lincoln, of possible strategic alternatives available to the Company and the contacts representatives of Lincoln made, following which the Board determined that General Dynamics was the party likely to be able to provide the highest value to the Company’s stockholders.

•	Government Dependence. The risks associated with the binary nature of the Company’s business in winning or losing government contracts.

•

Defense Spending. Decreases, and the Company’s belief that there will likely be further decreases, in overall domestic and international defense budgets, including as a result of the U.S. government’s announced withdrawal of troops from Iraq and Afghanistan and the fact that the demand for the Company’s products, which serve urgent operational needs, decreases more quickly than decreases in overall defense budgets.

•	Diversification. The Company’s belief that in order to compete most effectively in the Company’s markets, the resources of a bigger company may be required.

•

Execution Risk and Certainty of Value. The consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value, in cash, for their Shares, while avoiding the risk of not executing the Company’s long-term business strategy, and while also providing such stockholders with certainty of value for their Shares.

•

Negotiations with General Dynamics. The Merger Agreement was the product of extensive arms-length negotiations, which resulted in an increase from $5.37 to $5.52 in the price per Share offered by General Dynamics and improvement from the Company’s perspective in the deal protection and other provisions of the Merger Agreement.

•

Presentation and Opinion of each of Lincoln and Barclays Capital. The presentation to the Board at its meeting on November 6, 2011 by representatives of each of Lincoln and Barclays Capital, and the respective written opinions of Lincoln and Barclays Capital delivered to the Board, each dated as of November 6, 2011, as to the fairness, from a financial point of view, as of that date, to the Company’s stockholders (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiary of General Dynamics) of the Offer Price, as more fully described in this Item 4 under the headings of “The Solicitation and Recommendation — Opinion of Lincoln, the Company’s Financial Advisor” and “— Opinion of Barclays Capital, the Company’s Financial Advisor.” The full text of each of the written opinions of Lincoln and Barclays Capital are included hereto as Exhibits (a)(2)(B) and (a)(2)(C), respectively.

•

Use of Reasonable Best Efforts. General Dynamics’ agreement to use its reasonable best efforts to take all actions that are necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, subject to certain restrictions related to divestitures and conditions.

•	Speed and Likelihood of Consummation.

•	The termination date under the Merger Agreement allows for sufficient time to consummate the Offer and the Merger.

•

The structure of the transaction as a two-step transaction potentially enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same cash price as is paid pursuant to the Offer. In addition, the Merger Agreement permits the use of a one-step transaction, with a merger following the approval of the Merger Agreement by the Company’s stockholders, which may in certain circumstances be more expedient than the two-step transaction.

•

If a sufficient number of Shares are tendered into the Offer, Purchaser will be able, subject to certain conditions, to exercise the Top-Up Option to purchase additional Shares sufficient to cause Purchaser to own 90% of the then-outstanding Shares, which would permit Purchaser to close the Merger (as a merger of parent into subsidiary under Nevada law) more quickly than a one-step merger.

•	The likelihood that the Offer would be completed and the Merger would be consummated, including the fact that:

•	Purchaser is required, subject to certain conditions, to extend the Offer.

•

Subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•

The completion of the Offer is conditioned on meeting the minimum tender condition, which cannot be waived without the prior written consent of the Company, with a one-step merger (which only requires the approval of the Company’s stockholders holding a majority of the total voting power of the outstanding Shares) available in certain circumstances, including in the event that the minimum tender condition to the Offer is not satisfied.

•

The number of the outstanding Shares that must be validly tendered into the Offer and not validly withdrawn as of any scheduled Expiration Date to satisfy the minimum tender condition is a number of Shares that, when added to the number of Shares owned by General Dynamics and its subsidiaries taken as a whole as of such Expiration Date, (i) would represent one Share more than 50% of the fully diluted number of Shares at such date (not assuming the issuance of any Top-Up Shares) and (ii) would represent, when added to the number of Shares authorized and available for issuance and sale by the Company to Purchaser in connection with an exercise of the Top-Up Option, one Share more than 90% of the fully diluted number of Shares (assuming the issuance of the Top-Up Shares) (the calculation of the fully diluted number of Shares is described in Item 8 under the heading of “Additional Information — Top-Up Option”).

•	There are no significant antitrust or other regulatory impediments.

•

If the Top-Up Option is exercisable and the Board or the committee comprised solely of the independent directors requests in writing that Purchaser exercise the Top-Up Option, then Parent will cause Purchaser to exercise the Top-Up Option prior to its expiration.

•	General Dynamics’ and Purchaser’s obligations under the Offer are not subject to any financing condition.

•

The business reputation and capabilities of General Dynamics and its management, the substantial financial resources of General Dynamics and General Dynamics’ substantial experience in the execution of mergers and acquisitions.

•

Respond to Solicitations. The Company’s ability, under certain circumstances specified in the Merger Agreement, prior to the earlier to occur of the Acceptance Time and the receipt of stockholder approval, to (i) consider and respond to a written unsolicited acquisition proposal and (ii) provide non-public information to, and engage in discussions or negotiations with, the person making such a proposal if the Board, prior to taking any such actions, determines in good faith, after consultation with its legal and financial advisors that such acquisition proposal either is, or could reasonably be expected to lead to, a superior proposal.

•

Change of Recommendation Provisions. The ability of the Board, under the Merger Agreement, to modify or withdraw its recommendation to the Company’s stockholders or terminate the Merger Agreement under certain circumstances in response to a superior proposal or an intervening event, after consultation with, and taking into account advice of, its outside legal counsel, if the failure to take such actions would be inconsistent with the Board’s fiduciary duties under applicable law, subject to Parent’s subsequent right to terminate the Merger Agreement and, in such event, the Company’s obligation to pay to Parent a termination fee of $10 million, which represents less than 3.0% of the value of the Company after giving effect to the Offer Price.

The Board also considered a variety of negative factors in its deliberations concerning the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•

No Participation by the Company’s Stockholders in Future Growth or Earnings. The consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of its assets, future earnings growth and future appreciation of the value of Shares that could be expected if the Company’s plans were successfully implemented and certain contracts were awarded.

•

Time and Expense Commitment. The significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company’s business.

•	Taxable Consideration. An all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

•

Interim Restrictions on Business. The restrictions on the conduct of the Company’s business prior to the consummation of the Merger, which, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending consummation of the Merger.

•

Operations. The announcement and pendency of the Merger, or failure to consummate the Merger, may harm relationships with the Company’s employees, suppliers and customers and may divert management and employee attention away from the day-to-day operation of the Company’s business.

•	Termination by General Dynamics. The risk that General Dynamics may terminate the Merger Agreement in certain limited circumstances though such failure may be beyond the control of the Company.

•	No Appraisal Rights. The Company does not believe that appraisal rights or rights of dissent are available under Nevada law to the Company’s stockholders.

•

Conditions. While the Company expects that the Merger will be consummated, there can be no assurance that all conditions to the Offer and to the parties’ obligations to consummate the Merger will be satisfied, and, as a result, the Merger may not be consummated.

•

Potential Conflicts of Interest. The Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the Company’s stockholders. See Item 3 under the heading of “Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Current Executive Officers, Directors and Affiliates.”

•

Termination Fee. The possibility that the $10 million termination fee payable by the Company upon the termination of the Merger Agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire the Company.

•

Expenses Fee. The possibility that up to $2 million of reasonable out-of-pocket fees and expenses incurred by General Dynamics could become payable by the Company under certain circumstances in addition to the termination fee, including if the Company terminates the Merger Agreement to accept a superior proposal.

The Board concluded that the risks and other potentially negative factors associated with the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement were outweighed by the potential benefits of the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

For the reasons described above, the Board unanimously adopted the Merger Agreement, approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, authorized and approved the Top-Up Option and the issuance of newly issued Shares pursuant to the exercise thereof in accordance with the terms of the Merger Agreement and recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement.

In considering the recommendation of the Board that you accept the Offer and tender your Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement, you should be aware that the Company’s directors and executive officers may have interests in the merger that are different from, or in addition to, yours. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement. See Item 3 under the heading of “Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Current Executive Officers, Directors and Affiliates.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity into the Offer. The foregoing does not include any Restricted Shares that would be cancelled as described in Item 3 under the heading “Arrangements Between the Company and its Current Executive Officers, Directors and Affiliates—Treatment of Restricted Shares” or any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Lincoln, the Company’s Financial Advisor

Force Protection engaged Lincoln to act as its financial advisor in connection with a proposed strategic transaction involving the Company. On November 6, 2011, at a meeting of the Board held to evaluate the transactions contemplated by the Merger Agreement, Lincoln rendered its oral opinion, subsequently confirmed by delivery of a written opinion to the Board, as of such date and based upon and subject to the qualifications, limitations, factors and assumptions set forth in its written opinion, as to whether the consideration to be received by the stockholders of Force Protection (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiary of General Dynamics, referred to herein as the excluded persons) in the transactions contemplated by the Merger Agreement was fair, from a financial point of view, to such stockholders. The Board selected Lincoln as its financial advisor because certain of its representatives have substantial experience in transactions similar to this transaction and because of the understanding by certain representatives of Lincoln of Force Protection’s business and operating units. Force Protection did not impose any limitations on the scope of Lincoln’s investigation made in connection with rendering Lincoln’s opinion.

The full text of the written opinion of Lincoln, dated November 6, 2011, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is filed as Exhibit (a)(2)(B) and Annex B to this Schedule 14D-9. Lincoln provided its advisory services and opinion for the information and assistance of the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Lincoln opinion is not a recommendation as to whether any holder of Shares should tender their Shares into the Offer or how such stockholder should vote or act with respect to the transactions contemplated by the Merger Agreement or any other matter. Holders of Shares are encouraged to read Lincoln’s opinion carefully and in its entirety. The following discussion of Lincoln’s written opinion is qualified in its entirety by reference to the full text of the written opinion of Lincoln, dated November 6, 2011, filed as Exhibit (a)(2)(B) and Annex B to this Schedule 14D-9.

In arriving at the opinion described above, Lincoln, among other things:

•	reviewed a draft of the Merger Agreement dated November 5, 2011;

•	reviewed certain publicly available business and financial information relating to Force Protection;

•	discussed with certain members of the management of Force Protection the business, operations, financial outlook and prospects of Force Protection;

•

reviewed certain business, financial and other information relating to Force Protection provided to or discussed with Lincoln by the management of Force Protection, including (a) financial forecasts for Force Protection and (b) the unaudited financial information for the three-month period ended September 30, 2011, which the management of the Company has identified as being the most current financial statements and other financial information available, all as prepared by the management of the Company;

•

reviewed certain stock trading, financial and other information for Force Protection and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly traded securities that Lincoln deemed relevant;

•

reviewed the financial terms of the transactions contemplated by the Merger Agreement and compared those terms with the financial terms of certain business combinations and other transactions that Lincoln deemed relevant; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Lincoln deemed relevant.

In preparing its opinion, Lincoln relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information reviewed by it, and Lincoln did not assume any responsibility for the independent verification of, nor did Lincoln independently verify, any of such information. With respect to the financial forecasts provided to or discussed with Lincoln by the management of Force Protection and the unaudited financial statements and other financial information prepared and provided to Lincoln by the management of Force Protection, Lincoln assumed that they were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of Force Protection. Lincoln assumed no responsibility for the assumptions, estimates and judgments on which such forecasts and interim financial statements and other financial information were based. In addition, Lincoln was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Force Protection or General Dynamics or any of their respective subsidiaries, nor was Lincoln furnished with any such evaluations or appraisals. With regard to the information provided to Lincoln by Force Protection, Lincoln relied upon the assurances of the members of management of Force Protection that they were unaware of any facts or circumstances that would make such information materially incomplete or misleading. Lincoln also assumed that there had been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations or prospects of Force Protection or General Dynamics since the date of the most recent financial statements made available to Lincoln. Lincoln also assumed that in the course of obtaining any necessary regulatory and third party consents, approvals and agreements for the transactions contemplated by the Merger Agreement, no modification, delay, limitation, restriction or condition would be imposed that will have an adverse effect on Force Protection, General Dynamics or the transactions contemplated by the Merger Agreement, and that such transactions would be consummated in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, condition or agreement therein that is material to Lincoln’s analysis. Representatives of Force Protection advised Lincoln, and Lincoln further assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Lincoln. Lincoln’s opinion was necessarily based on financial, economic, market and other conditions as they existed on and the information made available to Lincoln as of November 6, 2011. Although subsequent developments may affect its opinion, Lincoln has no obligation to update, revise or reaffirm its opinion. Lincoln made each of the assumptions set forth above with the consent of the Board.

Lincoln’s opinion was for the use and benefit of the Board in connection with the transactions contemplated by the Merger Agreement. Lincoln’s opinion may not be used by any other persons for any other purpose and was not intended to and did not confer any rights or remedies upon any other person. Lincoln’s opinion should not be construed as creating any fiduciary duty on the part of Lincoln to Force Protection, the Board, the stockholders of Force Protection or any other party. Lincoln’s opinion only addressed the fairness from a financial point of view of the consideration to be received by the stockholders of Force Protection other than the excluded persons pursuant to the Merger Agreement in the transactions contemplated by the Merger Agreement and did not address any other terms, aspects or implications of such transactions or any agreements, arrangements or understandings entered into in connection with such transactions or otherwise. In addition, Lincoln’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other transaction structures, transactions or business strategies that may have been available to Force Protection, the Board, or the stockholders of Force Protection nor did it address or constitute a recommendation regarding the decision of the Board to enter into the Merger Agreement or to engage in the transactions contemplated by the Merger Agreement. Lincoln’s opinion had been authorized for issuance by the Fairness Opinion Committee of Lincoln. Lincoln’s opinion did not constitute advice or a recommendation to any stockholder of Force Protection as to whether such person or entity should tender Shares into the Offer or how such person or entity should vote or act on any other matter relating to the transactions contemplated by the Merger Agreement. Lincoln expressed no opinion about the amount or nature of the compensation to Force Protection’s officers, directors or employees, or class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the consideration in such transactions.

The following is a summary of the material financial analyses delivered by Lincoln to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Lincoln, nor does the order of analyses described represent relative importance or weight given to those analyses by Lincoln. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Lincoln’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 6, 2011 because it was the latest practicable date for Lincoln to update the financial presentation before it was presented to the Board on November 6, 2011, and is not necessarily indicative of current market conditions.

Merger Premium Analysis. Lincoln analyzed the per Share value to be received by the holders of Shares pursuant to the transactions contemplated by the Merger Agreement compared to the market price of Shares as of November 4, 2011 and the volume-weighted average market prices of Shares for the one-week, 30-day and 90-day periods ended November 4, 2011 as well as the implied discount to the 52-week high. The results of the merger premium analysis are summarized as follows:

	Price per Share	Implied Premium / (Discount)
Then-current Share price (11/4/2011)	$4.21	31%
One-week volume-weighted average	$3.83	44%
30-day volume-weighted average	$3.82	44%
90-day volume-weighted average	$3.80	45%
52-week high	$6.00	(8)%

Selected Publicly Traded Company Analysis. Lincoln reviewed certain publicly available financial information and stock market information for certain publicly traded companies in the defense industry that Lincoln deemed relevant. The group of selected publicly traded companies reviewed is listed below.

•	Alliant Techsystems Inc.

•	BAE Systems plc

•	Finmeccanica SpA

•	General Dynamics Corporation

•	Huntington Ingalls Industries, Inc.

•	Lockheed Martin Corporation

•	Northrop Grumman Corporation

•	Raytheon Company

•	Rheinmetall AG

Lincoln chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the defense industry. Lincoln noted that none of the companies reviewed is identical to Force Protection and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies. Although none of the selected companies is directly comparable to Force Protection, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Force Protection. Lincoln determined that the public companies included in its selected publicly traded companies analysis should be included based on similarities of operations of such companies to certain operations of Force Protection, notwithstanding the greater revenues and earnings before interest, taxes, depreciation and amortization (which we refer to as EBITDA) of these companies as compared to Force Protection because Force Protection is not directly comparable to any public company due to its size and business segments.

For each selected company, Lincoln calculated the “market capitalization” (defined as the closing market price per share multiplied by the company’s common stock outstanding). In addition, Lincoln calculated the “enterprise value” (defined as the market capitalization plus the book value of each company’s total debt, preferred stock and minority interests, less cash, cash equivalents and marketable securities). Lincoln calculated the multiple of each company’s enterprise value to its last twelve months (which we refer to as LTM) EBITDA and the multiple of each company’s enterprise value to the 2011 EBITDA estimate (2011E EBITDA).

Lincoln then compared the multiples implied in the transactions contemplated by the Merger Agreement with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of November 4, 2011, and projected financial information for the selected companies was based on consensus estimates as of such date.

The results of the selected public companies analysis are summarized as follows:

	Selected Companies Range	This Transaction	Force Protection Trading Multiples
Enterprise value / LTM EBITDA	3.9x – 7.0x	11.2x	7.2x
Enterprise value / 2011E EBITDA	3.7x – 5.8x	5.5x	4.0x

Based upon its judgment, Lincoln selected ranges of 4.0x to 6.5x multiples of enterprise value to LTM (September 2011) EBITDA, adjusted to include a $3.2 million impairment charge and $2.0 million in due diligence costs in the fourth quarter of 2010, and 3.5x to 5.5x multiples of enterprise value to 2011E EBITDA, adjusted to include a $3.2 million impairment charge and $10.0 million in restructuring charges in the fourth quarter of 2011, for Force Protection and applied such ranges to the LTM EBITDA and the management estimate for 2011E EBITDA to calculate a range of implied price per Share. Lincoln noted that this analysis implied a per Share equity reference range of $3.17 to $3.98 based on LTM EBITDA multiples and $4.17 to $5.49 based on 2011E EBITDA multiples. Lincoln noted that on the basis of the selected public company analysis, the transaction consideration of $5.52 per Share was above the range of implied values per Share calculated from multiples of enterprise value to the adjusted LTM EBITDA and to the adjusted 2011E EBITDA.

Discounted Cash Flow Analysis. Lincoln performed a discounted cash flow analysis utilizing Force Protection’s projected unlevered free cash flows (defined as tax-effected earnings before interest and taxes, plus depreciation and amortization, less capital expenditures, planned acquisitions and increases in net working capital) from the fiscal year ending December 2012 through the fiscal year ending December 2016, as provided by Force Protection’s senior management. In this analysis, Lincoln calculated the present values of the free cash flows from 2011 to 2016 by discounting such amounts at rates ranging from 11% to 13%. Lincoln arrived at a discount rate range of 11% to 13% for Force Protection by analyzing the weighted average cost of capital for the capital structures of the companies in the selected publicly traded companies analysis. Lincoln calculated the present value of the free cash flows beyond 2016 by calculating terminal values based on EBITDA multiples ranging from 4.0x to 6.0x based on the selected publicly traded companies analysis. This analysis resulted in a range of implied total equity value per Share of $4.81 to $6.10. Lincoln noted that on the basis of this analysis, the transaction consideration of $5.52 per Share was within the range of implied values per Share calculated.

Leveraged Buyout Analysis. Lincoln performed a leveraged buyout analysis in order to ascertain a price per Share that might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure based upon current market conditions. Lincoln assumed the following in its analysis: (i) a debt capital structure of Force Protection comprised of $90 million in bank debt, and (ii) an equity investment that would achieve a rate of return of 20% to 25% over 5 years. Lincoln noted that this analysis implied a per Share equity reference range of $3.87 to $4.18. Lincoln noted that on the basis of the leveraged acquisition analysis, the transaction consideration of $5.52 per Share was above the range of implied values per Share calculated using management projections.

Selected Transactions Analysis. Lincoln reviewed certain publicly available financial information concerning completed acquisition transactions that Lincoln deemed relevant. Lincoln also reviewed a control premium study for the 2nd quarter of 2011 that indicated that the twelve month median control premium for manufacturing companies was approximately 33%. The group of selected acquisition transactions is listed below.

Date Announced	Acquirer	Target	EV/LTM EBITDA	EV/Forward EBITDA	Premium Paid
April 2010	Cerberus Capital Management, L.P.	DynCorp International, Inc.	6.2x	5.7x	49%
April 2010	Kratos Defense & Security Solutions, Inc.	Gichner Systems Group, Inc.	8.2x	NA	NA

Lincoln chose these acquisition transactions based on a review of completed and pending transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the defense industry that Lincoln deemed relevant. In searching for transactions to be included in the selected transactions analysis for Force Protection, Lincoln looked for target companies that operated in the defense industry over the last four fiscal years. Lincoln noted that none of the acquisition transactions or subject target companies reviewed is identical to the transactions contemplated by the Merger Agreement or Force Protection, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors, such as contemporaneous market conditions, that affect the values implied in such acquisition transactions.

For each target company in the selected transactions, Lincoln analyzed its LTM EBITDA, enterprise value and the multiple of the enterprise value to the LTM EBITDA. For the DynCorp acquisition, Lincoln also calculated the “Forward” EBITDA for the calendar year ending December 31, 2010 and the multiple of the target company’s enterprise value to such Forward EBITDA. Lincoln then compared the multiples implied in the transactions contemplated by the Merger Agreement with the corresponding multiples for the selected transactions. Stock market and historical financial information for the selected transactions was based on publicly available information as of November 4, 2011.

Based upon its judgments, Lincoln selected ranges of 6.0x to 8.0x multiples of enterprise value to LTM EBITDA, 4.5x to 6.5x multiples of enterprise value to the Forward EBITDA, and 20% to 50% control premiums and applied such ranges to Force Protection’s adjusted LTM EBITDA as of September 30, 2011, the adjusted 2011E EBITDA and current Share price to calculate ranges of implied prices per Share. Lincoln noted that this analysis implied per Share equity reference ranges of $3.82 to $4.47, $4.83 to $6.15 and $5.05 to $6.32, respectively. Lincoln noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $5.52 per Share was above the range of implied values per Share calculated using the adjusted LTM EBITDA as of September 30, 2011 and within the range of implied values per Share calculated using the adjusted 2011E EBITDA and the percentage control premiums.

The foregoing summary does not purport to be a complete description of the analyses performed by Lincoln or its presentation to the Board. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Lincoln’s opinion. In arriving at its determination, Lincoln considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lincoln made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Force Protection or the transactions contemplated by the Merger Agreement.

Lincoln prepared these analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view to holders of Shares (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiary of General Dynamics) of the consideration to be received by such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Force Protection, General Dynamics, Lincoln or any other person assumes responsibility if future results are materially different from those forecast.

The consideration was determined through arm’s-length negotiations between Force Protection and General Dynamics and was approved by the Board. Lincoln provided advice to Force Protection during these negotiations. Lincoln did not, however, recommend any specific amount or type of consideration to Force Protection or the Board or that any specific amount or type of consideration constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement.

As described above, Lincoln’s opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Lincoln in connection with its opinion and is qualified in its entirety by reference to the written opinion of Lincoln filed as Exhibit (a)(2)(B) and Annex B to this Schedule 14D-9.

Lincoln and its affiliates provide a range of investment banking and financial services and, in that regard, Lincoln and its affiliates may in the future provide investment banking and other financial services to Force Protection, General Dynamics and their respective affiliates for which Lincoln and its affiliates would expect to receive compensation. (However, Lincoln has not provided any such services to General Dynamics or its affiliates in the past two years.) Prior to its engagement by the Board in connection with a proposed transaction involving the Company, Lincoln has not provided services to either Force Protection or General Dynamics for which Lincoln received compensation.

Force Protection has agreed to pay Lincoln a transaction fee of $2.25 million, of which $200,000 was paid when Force Protection engaged Lincoln and an additional $500,000 was paid when Lincoln rendered its opinion. The remaining $1.55 million is contingent upon the occurrence of the Applicable Time. In addition, Force

Protection has agreed to reimburse Lincoln for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Lincoln against certain liabilities that may arise out of its engagement.

Opinion of Barclays Capital, the Company’s Financial Advisor

Force Protection engaged Barclays Capital to render an opinion to the Board as to the fairness, from a financial point of view, to the stockholders of Force Protection (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiary of General Dynamics) of the consideration to be received by such stockholders. On November 6, 2011, at a meeting of the Board held to evaluate the transactions contemplated by the Merger Agreement, Barclays Capital rendered its oral opinion, subsequently confirmed by delivery of a written opinion to the Board, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its written opinion, as to the fairness, from a financial point of view, to the stockholders of Force Protection (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiary of General Dynamics) of the consideration to be received by such stockholders.

The full text of Barclays Capital’s written opinion, dated November 6, 2011 is filed as Exhibit (a)(2)(C) and Annex C to this Schedule 14D-9. Barclays Capital’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations upon the review undertaken by Barclays Capital in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays Capital’s opinion and the methodology that Barclays Capital used to render its opinion. This summary of Barclays Capital’s written opinion is qualified in its entirety by reference to the full text of the opinion.

Barclays Capital’s opinion, the issuance of which was approved by the Fairness Opinion Committee of Barclays Capital, was for the use and benefit of the Board and was rendered to the Board in connection with its consideration of the transactions contemplated by the Merger Agreement. Its opinion was not intended to be and did not constitute a recommendation to any stockholder of Force Protection as to how such stockholder should vote with respect to the Merger or whether to accept the consideration to be offered to the stockholders in connection with the Offer. The terms of the transactions contemplated by the Merger Agreement were determined through arm’s-length negotiations between Force Protection and General Dynamics and were unanimously approved by the Board. Barclays Capital did not recommend any specific form of consideration to Force Protection or that any specific form of consideration constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement. Barclays Capital was not requested to opine as to, and its opinion does not in any manner address, Force Protection’s underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement or the likelihood of consummation of such transactions. In addition, Barclays Capital expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the transactions contemplated by the Merger Agreement, or any class of such persons, relative to the consideration to be offered to the stockholders of Force Protection in such transactions. No limitations were imposed by the Board upon Barclays Capital with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays Capital, among other things:

•	reviewed and analyzed a draft of the Merger Agreement dated November 5, 2011 and the specific terms of the transactions contemplated by the Merger Agreement;

•

reviewed and analyzed publicly available information concerning Force Protection that Barclays Capital believed to be relevant to its analysis, including Force Protection’s Annual Report filed with the SEC on Form 10-K for the fiscal year ended December 31, 2010 and its Quarterly Report filed with the SEC on Form 10-Q for the fiscal quarter ended June 30, 2011;

•

reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Force Protection furnished to Barclays Capital by Force Protection, including financial projections of Force Protection prepared by Force Protection’s management;

•

reviewed and analyzed a trading history of Shares from November 4, 2010 to November 4, 2011 and a comparison of such trading history with those of other companies that Barclays Capital deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of Force Protection with those of other companies that Barclays Capital deemed relevant;

•

reviewed and analyzed a comparison of the financial terms of the transactions contemplated by the Merger Agreement with the financial terms of certain other transactions that Barclays Capital deemed relevant;

•	had discussions with the management of Force Protection concerning its business, operations, assets, liabilities, financial condition and prospects;

•

also had discussions with the management of Force Protection and representatives of Lincoln, Force Protection’s financial advisor, regarding the sale process and background relating to the transactions contemplated by the Merger Agreement; and

•	undertook such other studies, analyses and investigations as Barclays Capital deemed appropriate.

In arriving at its opinion, Barclays Capital assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays Capital without any independent verification of such information. Barclays Capital also relied upon the assurances of management of Force Protection that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Force Protection, upon the advice of Force Protection, Barclays Capital assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Force Protection as to Force Protection’s future financial performance and that Force Protection would perform substantially in accordance with such projections. In arriving at its opinion, Barclays Capital assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays Capital did not conduct a physical inspection of the properties and facilities of Force Protection and did not make or obtain any evaluations or appraisals of the assets or liabilities of Force Protection. In addition, Barclays Capital was not authorized by Force Protection to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Barclays Capital’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, November 6, 2011. Barclays Capital assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after, November 6, 2011.

Barclays Capital assumed that the executed Merger Agreement would conform in all material respects to the last draft of the Merger Agreement reviewed by Barclays Capital. In addition, Barclays Capital assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. Barclays Capital also assumed, upon the advice of Force Protection, that all material governmental, regulatory and third party approvals, consents and releases for the transactions contemplated by the Merger Agreement would be obtained within the constraints contemplated by the Merger Agreement and that such transactions would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays Capital did not express any opinion as to any tax or other consequences that might result from the transactions contemplated by the Merger Agreement, nor does the Barclays Capital opinion address any legal, tax, regulatory or accounting matters, as to which Barclays Capital understood that Force Protection obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays Capital performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays Capital did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to Force

Protection’s stockholders other than the excluded persons of the consideration to be received by such stockholders in the transactions contemplated by the Merger Agreement on the basis of various financial and comparative analyses. The preparation of an opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, an opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays Capital did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the transactions contemplated by the Merger Agreement. Accordingly, Barclays Capital believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays Capital in preparing its opinion to the Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays Capital, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Force Protection or any other parties to the transactions contemplated by the Merger Agreement. None of Force Protection, General Dynamics, Purchaser, Barclays Capital or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Public Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays Capital reviewed and compared specific financial and operating data relating to Force Protection with selected companies that Barclays Capital, based on its experience in the defense industry, deemed comparable to Force Protection. The selected public companies were:

Large Cap Defense Index

BAE Systems plc

General Dynamics Corporation

L-3 Communications Corporation

Lockheed Martin Corporation

Northrop Grumman Corporation

Raytheon Company

Mid / Small Cap Defense Index

Alliant Techsystems Inc.

Cubic Corporation

Harris Corporation

Orbital Sciences Corporation

Rockwell Collins, Inc.

Huntington Ingalls Industries, Inc.

Cobham plc

Exelis, Inc.

Vehicle Index

Navistar International Corporation

Oshkosh Corporation

Barclays Capital calculated and compared various financial multiples and ratios of Force Protection and the selected public companies. As part of its selected public company analysis, Barclays Capital calculated and analyzed each company’s ratio of its current stock price to its projected earnings per share, or EPS (commonly referred to as a price earnings ratio, or P/E) for each of 2011 and 2012, and the ratio of each company’s enterprise value to certain projected financial criteria (such as revenue, EBITDA, and earnings before interest and taxes, or EBIT) for each of 2011 and 2012. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data and closing prices, as of November 4, 2011. With respect to Force Protection and each of the selected companies, Barclays Capital reviewed the multiples of enterprise value to the 2011 EBITDA estimate (2011E EBITDA), adjusted for $13.2 million of one-time expenses, and enterprise value to the 2012E EBITDA, adjusted for $10 million as per Force Protection management forecasts. The results of this selected public company analysis are summarized below:

	EV/2011E EBITDA	EV/2012E EBITDA
Large Cap Defense Index
High	5.9x	6.1x
Low	4.3x	4.2x
Mean	5.3x	5.2x
Median	5.5x	5.4x

Mid / Small Cap Defense Index
High	7.9x	7.4x
Low	4.0x	4.1x
Mean	6.0x	5.6x
Median	5.8x	5.5x

Vehicle Index
High	4.7x	5.5x
Low	4.3x	3.6x
Mean	4.5x	4.5x
Median	4.5x	4.5x

Force Protection-Consensus	4.0x	2.3x
Force Protection-Management Forecast	3.4x	2.6x

Barclays Capital selected the public companies listed above because of similarities in one or more business or operating characteristics with Force Protection. However, because no selected comparable company is exactly the same as or directly comparable to Force Protection, Barclays Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Barclays Capital also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Force Protection and the selected public companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Force Protection and the companies included in the selected public company analysis. Based upon these judgments, Barclays Capital selected ranges of 4.0x to 4.5x multiples of enterprise value to the adjusted 2011E EBITDA and 3.5x to 4.0x multiples of enterprise value to the adjusted 2012E EBITDA for Force Protection and applied such ranges to the management projections to calculate a range of implied prices per Share. Barclays Capital noted that this analysis implied a per Share equity reference range of $4.51 to $4.84, based on multiples of the adjusted 2011E EBITDA, and $4.92 to $5.35, based on multiples of the adjusted 2012E EBITDA.

Barclays Capital noted that on the basis of the selected public company analysis, the transaction consideration of $5.52 per Share was above the range of implied values per Share calculated from enterprise value to the adjusted 2011E EBITDA and above the range of implied values per Share from the adjusted 2012E EBITDA.

Selected Precedent Transaction Analysis

Barclays Capital reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays Capital, based on its experience with merger and acquisition transactions, deemed relevant. Barclays Capital chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Force Protection with respect to the industry, size, mix, margins and other characteristics of their businesses.

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Force Protection and the companies included in the selected precedent transaction analysis. Accordingly, Barclays Capital believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the transactions contemplated by the Merger Agreement. Barclays Capital therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the transactions contemplated by the Merger Agreement that would affect the acquisition values of the selected target companies and Force Protection. Based upon these judgments, Barclays Capital selected a range of 7.0x to 9.0x multiples of enterprise value to LTM EBITDA and applied such range to Force Protection’s adjusted LTM EBITDA as of September 30, 2011 to calculate a range of implied prices per Share. The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:

Date Announced	Acquirer	Target	EV/LTM EBITDA
April 2010	Cerberus Capital Management, L.P.	DynCorp International, Inc.	6.1x
April 2010	Kratos Defense & Security Solutions, Inc.	Gichner Systems Group, Inc.	8.2x
November 2008	General Dynamics Armament and Technical Products, Inc.	AxleTech International, Inc.	Approximately 8.5x
January 2008	BAE Systems Australia Limited	Tenix Defence Pty. Ltd.	13.8x
May 2007	BAE Systems, Inc.	Armor Holdings, Inc.	15.4x
February 2006	Armor Holdings, Inc.	Stewart & Stevenson Services Inc.	22.1x
September 2005	DRS Technologies, Inc.	Engineered Support Systems, Inc.	12.8x
March 2005	BAE Systems North America, Inc.	United Defense Industries, Inc.	12.5x
December 2004	Veritas Capital, L.P.	DynCorp International, LLC	7.9x
June 2004	BAE Systems plc	Alvis plc	9.3x
July 2003	Armor Holdings, Inc.	Simula, Inc.	6.3x
December 2002	General Dynamics Corporation	Defense business of General Motors Corp.	8.1x
August 1997	The Carlyle Group	United Defense Industries, Inc.	5.8x
Median			8.5x

Barclays Capital noted that this analysis implied a per Share equity reference range of $4.16 to $4.80. Barclays Capital noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $5.52 per Share was above the range of implied values per Share calculated using adjusted LTM EBITDA as of September 30, 2011.

Discounted Cash Flow Analysis

In order to estimate the present value of Shares, Barclays Capital performed a discounted cash flow analysis of Force Protection. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of Force Protection using the discounted cash flow method, Barclays Capital added (i) Force Protection’s projected after-tax unlevered free cash flows for the fourth quarter of 2011 and the calendar years 2012 through 2016 based on management projections to (ii) the “terminal value” of Force Protection as of the end of 2016, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the unlevered net income, adding depreciation and amortization, and subtracting after tax restructuring charges and capital expenditures (including spending on future acquisitions) and adjusting for changes in working capital. The residual value of Force Protection at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples of 3.5x to 4.5x, which was derived by analyzing the results from the selected public company analysis and the historical trading performance of Force Protection and applying such range to the management projections, based on the adjusted 2017E EBITDA calculated assuming a 3.0% revenue growth in 2017 and an 8.1% EBITDA margin as agreed with Force Protection management. The range of after-tax discount rates of 10.5% to 12.5% was selected based on an analysis of the weighted average cost of capital of Force Protection and the selected public companies. Barclays Capital then calculated a range of implied prices per Share by dividing such amount by the fully diluted number of Shares. The following summarizes the result of these calculations:

($ in millions)
	(US$ in Millions)
Year or Quarter ending December 31,	Q4 2011E	2012E	2013E	2014E	2015E	2016E
Adjusted EBITDA	$44	$57	$81	$76	$55	$58
Less: Depreciation and Amortization	(4)	(16)	(16)	(16)	(16)	(16)

Adjusted EBIT	$40	$41	$65	$60	$39	$42
Less: Cash Taxes	(14)	(14)	(23)	(21)	(14)	(15)

Unlevered Net Income	$26	$26	$42	$39	$25	$27
Add: Depreciation and Amortization	4	16	16	16	16	16
Less: Restructuring Charges	(7)	(7)	—	—	—	—
Less: Capital Expenditure	(4)	(54)	(35)	(35)	(35)	(35)
Less: Change in Working Capital	0	(3)	15	10	7	(3)

Estimated Free Cash Flow From Operations	$19	$(21)	$38	$30	$14	$5

Barclays Capital noted that this analysis implied a per Share equity reference range of $4.55 to $5.30. Barclays Capital noted that on the basis of the discounted cash flow analysis, the transaction consideration of $5.52 per Share was above the range of implied values per Share calculated using management projections.

Leveraged Buyout Analysis

Barclays Capital performed a leveraged buyout analysis in order to ascertain a price per Share that might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure based upon current market conditions. Barclays Capital assumed the following in its analysis: (i) a debt capital structure of Force Protection comprised of 1.5x to 2.5x total debt to the adjusted 2011E EBITDA, (ii) an equity investment that would achieve a rate of return of approximately 25% over 5 years, and (iii) a terminal value multiple of 3.5x to 4.5x for the adjusted 2017E EBITDA.

Barclays Capital noted that this analysis implied a per Share equity reference range of $3.95 to $4.30. Barclays Capital noted that on the basis of the leveraged acquisition analysis, the transaction consideration of $5.52 per Share was above the range of implied values per Share calculated using management projections.

Illustrative Premia Paid Analysis

In order to assess the premium offered to the stockholders of Force Protection in the transactions contemplated by the Merger Agreement relative to the premia offered to stockholders in other transactions, Barclays Capital reviewed the premia paid in all cash transactions of all United States public companies with enterprise values between $50 million and $500 million from November 4, 2006 to November 4, 2011. For each transaction, Barclays Capital calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s (i) closing price on the trading day prior to announcement and (ii) volume weighted average price for the 30 calendar days prior to announcement, and calculating the average premia paid for deals announced in the one-year period since November 1, 2010, the two-year period since November 1, 2009 and the five-year period since November 1, 2006. The results of this transaction premium analysis are summarized below:

	Selected Transactions Premia Paid
	1 Day Prior	Last 30-Day VWAP
One-Year Average	36%	37%
Two-Year Average	35%	41%
Five-Year Average	33%	36%
Implied premia based on consideration of $5.52 per Share	31%	44%

The reasons for and the circumstances surrounding each of the transactions analyzed in the transaction premium analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Force Protection and the companies included in the transaction premium analysis. Accordingly, Barclays Capital believed that a purely quantitative transaction premium analysis would not be particularly meaningful in the context of considering the transactions contemplated by the Merger Agreement. Barclays Capital therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the transactions contemplated by the Merger Agreement that would affect the acquisition values of the target companies and Force Protection. Based upon these judgments, Barclays Capital selected a range of 30% to 40% to the closing price of Shares on November 4, 2011 and to the last 30-day volume weighted average price of Shares to calculate a range of implied prices per Share.

Barclays Capital noted that this analysis implied a per Share equity reference range of $5.47 to $5.89, applying a range of premia to the closing price of Shares as of November 4, 2011, and $4.97 to $5.35, applying a range of premia to the last 30-day volume weighted average price of Shares. Barclays Capital noted that on the basis of the transaction premium analysis, the transaction consideration of $5.52 per Share was within the range of implied values per Share calculated using the closing price of Shares on November 4, 2011 and above the range of implied values per Share calculated using the last 30-day volume weighted average price of Shares on November 4, 2011.

General

Barclays Capital is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board selected Barclays Capital because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.

Barclays Capital is acting as financial advisor to Force Protection in connection with the transactions contemplated by the Merger Agreement. As compensation for its services in connection with the transactions contemplated by the Merger Agreement, Force Protection paid Barclays Capital $750,000 upon the delivery of Barclays Capital’s opinion. Additional compensation of $750,000 will be payable upon the occurrence of the Applicable Time, for a total fee of $1.5 million. In addition, Force Protection has agreed to reimburse Barclays Capital for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Barclays Capital against certain liabilities that may arise out of its engagement. Barclays Capital has performed various investment banking and financial services for General Dynamics in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays Capital has acted as an underwriter for General Dynamics of certain of its investment grade bonds for which Barclays Capital received customary fees in connection therewith.

Barclays Capital and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays Capital and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Force Protection and General Dynamics and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Certain Unaudited Prospective Financial Information of the Company

The Company does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Board at its meetings on November 4, 2011 and November 6, 2011 in connection with its consideration of the transactions contemplated by the Merger Agreement and also provided by the Company’s management to Lincoln and Barclays Capital in connection with the rendering of their respective opinions to the Board and performing their related financial analyses. The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, U.S. government defense budgets and priorities, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Additional Information — Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

The following table presents selected unaudited prospective financial information for the fiscal years ending 2011 through 2015, which information summarizes information that was provided by the Company’s management to the Board at meetings held on November 4, 2011 and November 6, 2011 and to Lincoln and Barclays Capital in connection with the rendering of their respective opinions to the Board and performing their related financial analyses, as described in Item 4 under the headings “The Solicitation or Recommendation — Opinion of Lincoln, the Company’s Financial Advisor” and “The Solicitation or Recommendation — Opinion of Barclays Capital, the Company’s Financial Advisor”:

Consolidated Summary of Unaudited Prospective Financial Information

($ in millions, except per Share data)

	2011E	2012F	2013F	2014F	2015F
Net revenue	$653.3	$796.7	$691.8	$686.9	$688.7
Gross profit	127.7	129.7	152.8	146.9	126.2
Operating profit	12.9	29.1	62.9	57.6	36.7
EBITDA	29.7	46.7	81.2	75.9	55.0
Adjusted EBITDA	42.9	56.7	81.2	75.9	55.0
Adjusted net income	17.4	26.5	42.4	38.9	25.4
Adjusted earnings per Share	0.26	0.42	0.67	0.61	0.40

The following is a reconciliation of the EBITDA and Adjusted EBITDA amounts to the operating profit amounts contained in the summary of the unaudited prospective financial information set forth above (in millions):

	2011E	2012F	2013F	2014F	2015F
Operating profit	$12.9	$29.1	$62.9	$57.6	$36.7
Depreciation and amortization	16.8	16.0	16.0	16.0	16.0
Other income	—	1.6	2.3	2.3	2.3
EBITDA	29.7	46.7	81.2	75.9	55.0
Asset impairment expense	3.2	—	—	—	—
Restructuring expense	10.0	10.0	—	—	—
Adjusted EBITDA	42.9	56.7	81.2	75.9	55.0

The following is a reconciliation of the adjusted net income amounts contained in the summary of the unaudited prospective financial information set forth above to the Company’s unaudited prospective net income (in millions):

	2011E	2012F	2013F	2014F	2015F
Net income	$8.6	$20.0	$42.4	$38.9	$25.4
Asset impairment expense, net of taxes	2.1	—	—	—	—
Restructuring expense, net of taxes	6.7	6.5	—	—	—
Adjusted net income	17.4	26.5	42.4	38.9	25.4

The unaudited prospective financial data provided to General Dynamics differed in some meaningful respects from the unaudited prospective financial information provided to the Board at its meetings on November 4, 2011 and November 6, 2011 and provided by the Company’s management to Lincoln and Barclays Capital in connection with the rendering of their respective opinions to the Board and performing their related financial analyses. The unaudited prospective financial information provided to General Dynamics with respect to fiscal years 2013 through 2015 takes into account the following, which were not included in the unaudited prospective financial data provided to the Board and provided to Lincoln and Barclays Capital: (i) additional revenue opportunities (and corresponding increases in gross profit and EBITDA) resulting from large, competitive winner-take-all contracts that the Company had bid or planned to bid in the future, but as to which the Company believed it had a 33% or less chance of winning; as a result, the net revenue in the unaudited prospective financial data provided to General Dynamics was greater by $92 million for fiscal year 2013, $162 million for fiscal year 2014 and $262 million for fiscal year 2015 when compared to the net revenue in the unaudited prospective financial data provided to the Board and provided to Lincoln and Barclays Capital; and (ii) operating expenditure reduction opportunities of $11 million for fiscal year 2013, $9 million for fiscal year 2014 and $4 million for fiscal year 2015. The unaudited prospective financial data provided to General Dynamics with respect to fiscal year 2012 also took into account additional revenue opportunities from increased sales resulting from unidentified acquisitions and unauthorized contract awards (and corresponding increases in gross profit and EBITDA).

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, stockholders of the Company are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Lincoln and Barclays Capital as its financial advisors in connection with the Offer and the Merger and, in connection with such engagements, to deliver to the Board their respective opinions as to the fairness, from a financial point of view, to the Company’s stockholders (other than General Dynamics, Purchaser and any direct or indirect wholly-owned subsidiary of General Dynamics) of the consideration to be received by such stockholders pursuant to the transactions contemplated by the Merger Agreement, as discussed in Item 4. The Board selected Lincoln as its financial advisor because of the Company’s relationship with certain representatives of Lincoln and such representatives’ understanding of the Company’s business and operating units. Pursuant to a letter agreement dated April 13, 2011, the Company has agreed to pay Lincoln a transaction fee of approximately $2.25 million, approximately $1.55 million of which is contingent upon the occurrence of the Applicable Time. The Board selected Barclays Capital as its financial advisor to render an opinion because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated November 2, 2011, the Company has agreed to pay Barclays Capital a fee of $1.5 million, $750,000 of which is payable upon the occurrence of the Applicable Time. In addition, the Company has agreed to reimburse Lincoln and Barclays Capital for their respective reasonable out-of-pocket expenses incurred in connection with their respective engagements and to indemnify Lincoln and Barclays Capital against certain liabilities that may arise out of their respective engagements. Lincoln and Barclays Capital are regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings and valuations for corporate and other purposes, which the Board believed would assist it in appropriately evaluating the Offer Price and the transactions contemplated by the Merger Agreement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries except for the following transactions:

Identity of Person	Date of Transaction		Number of Shares	Price per Share	Nature of Transaction
Gregory T. Troy	09/30/2011		1,673	$3.85	Sale to the Company to satisfy minimum statutory federal and state tax withholding
Force Protection	09/01/2011 09/30/2011	-	1,935,024	$3.92 (average)	Open market purchase

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company, any of the Company subsidiaries or any other person, (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of the Company subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company subsidiaries or (iv) any material change in the present dividend policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of the Company that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

Consistent with the Company’s 2008 Stock Plan, as amended and restated on April 22, 2011, the terms of the Merger Agreement provide for “single-trigger” vesting upon a change in control of the Company, which includes the transactions triggered as of the Applicable Time. As of the Applicable Time, all outstanding Options and Restricted Shares granted under the Company’s 2008 Stock Plan will vest and be converted into cash. In addition, as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of Force Protection — Compensation Actions between Signing of Merger Agreement and Consummation of the Merger,” if bonus awards under the 2011 STIP have not been paid prior to the closing date of the Merger, the Merger Agreement provides that each participant in the 2011 STIP, including the named executive officers, will receive his or her cash bonus at “target” level at the normally scheduled time for such payments (such payment date is expected to be in March 2012, but no later than March 15, 2012).

Each named executive officer of the Company is also entitled to certain “double-trigger” severance payments and benefits upon a termination of employment (x) by the Company or the Surviving Corporation without “cause,” by the named executive officer for “good reason” or, in the case of Mr. Moody, as a result of failure to renew Mr. Moody’s employment agreement, in each case within two years following the Applicable Time (or prior to such time if the named executive officer reasonably demonstrates that the termination was in anticipation of the Merger), or (y) by the named executive officer for any reason during the 30-day period immediately following the six-month anniversary of the Applicable Time. Provision of these severance payments and benefits is conditioned upon the named executive officer executing a general release of claims in favor of the

Company and, in each case, complying with non-disparagement and confidentiality provisions that apply in perpetuity and non-competition and non-solicitation provisions that apply for a period of one year after termination of employment. The payments of severance compensation and benefits are made pursuant to the agreements described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of Force Protection.”

The amounts set forth in the table below assume the following:

•	the Applicable Time occurred on November 16, 2011, the last practicable date prior to the filing of this Schedule 14D-9;

•

the named executive officers of the Company were terminated without “cause” immediately following the Applicable Time on November 16, 2011, the last practicable date prior to the filing of this Schedule 14D-9; and

•	the $5.52 per share cash consideration payable under the Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

	Golden Parachute Compensation
Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Total ($)
Michael Moody	$3,169,326	$2,301,774	—	$42,739	$1,456,395	$6,970,234
Charles A. Mathis	$1,248,750	$895,693	—	$12,739	—	$2,157,182
Phillip Randall Hutcherson	$1,370,250	$824,418	—	$10,243	$568,921	$2,773,831

(1)	These amounts represent “double-trigger” cash severance amounts payable in a lump sum following a qualifying termination of employment within two years following the Applicable Time, in each case, assuming base salaries and bonus opportunities under the 2011 STIP remain unchanged from their current levels. The estimated amounts for each named executive officer are as follows:

•

Mr. Moody: a severance payment of $2,539,326 (which is equal to 2 times Mr. Moody’s annual salary plus the average of his actual bonuses in 2009 and 2010) and a 2011 bonus payment at target of $630,000;

•	Mr. Mathis: a severance payment of $971,250 (which is equal to 1.5 times Mr. Mathis’ annual salary plus target bonus in 2011) and a 2011 bonus payment at target of $277,500; and

•	Mr. Hutcherson: a severance payment of $1,065,750 (which is equal to 1.5 times Mr. Hutcherson’s annual salary plus target bonus in 2011) and a 2011 bonus payment at target of $304,500.

(2)	These amounts represent the cash payments in exchange for the cancellation of unvested and unexercised in-the-money Options and unvested Restricted Shares as of the Applicable Time, which will occur automatically and without regard to whether or not the executive officer’s employment is terminated:

Name	Aggregate Value of “in-the-money” Stock Options that would Vest	Aggregate Value of Restricted Shares that would Vest	Total
Michael Moody	$175,254	$2,126,519	$2,301,773
Charles A. Mathis	$42,052	$853,640	$895,692
Phillip Randall Hutcherson	$25,310	$799,108	$824,418

(3)	Because all contributions under the Force Protection, Inc. Deferred Compensation Plan, effective as of October 30, 2009, are 100% vested and distributions are not contingent upon a change in control, none of the named executive officers will receive any nonqualified deferred compensation benefit enhancements in connection with the Merger.
(4)

These amounts represent the value of double-trigger payments for the employer portion of any premiums for continued health insurance coverage under COBRA for a period of 18 months and, for Mr. Moody, a one-time relocation benefit of $30,000. However, if the named executive officer receives substantially similar or improved medical, dental or vision benefits from a subsequent employer, Force Protection’s obligation to pay the employer portion of the applicable premiums will immediately cease.
(5)	These amounts represent the value of an additional cash payment (gross-up) to reimburse Messrs. Moody and Hutcherson for Excise Taxes. For purposes of this disclosure, we have assumed that none of the “golden parachute” compensation payable to Mr. Mathis would be subject to any Excise Taxes. If such compensation would be subject to Excise Taxes, Mr. Mathis would also be entitled to an additional cash payment (grossed-up) to cover any Excise Taxes.

Appraisal Rights

The Company’s stockholders will not have appraisal or dissenters’ rights as a result of the Offer and it is expected that the Company’s stockholders will not have appraisal or dissenters’ rights in connection with the Merger. The Company is a Nevada corporation, and therefore the existence or lack of appraisal or dissenters’ rights is governed by the Nevada Revised Statutes (the “NRS”). Pursuant to Chapter 92A of the NRS, a stockholder of a Nevada corporation is generally entitled to dissenters’ rights and to demand payment of the fair value (as defined in NRS 92A.320) for shares upon the consummation of a merger to which the Nevada corporation is a party if (i) stockholder approval is required for the merger pursuant to applicable provisions of the NRS or (ii) the Nevada corporation is a subsidiary that has merged with its parent entity pursuant to the short-form merger provisions of NRS 92A.180. Notwithstanding this general rule, however, there are no appraisal or dissenters’ rights with respect to a merger in favor of any holder of any class or series of shares that, on the day before the effective date of such merger (if no meeting of the stockholders is held to act upon the merger), or on the record date fixed by the corporation’s board of directors to determine the stockholders entitled to receive notice of and to vote at the stockholder meeting at which such plan of merger is to be acted upon (if a meeting of the stockholders is held to act upon the merger), are listed on the Nasdaq or other national security exchange, unless such holder is required by such merger to accept any merger consideration other than cash or securities meeting certain qualifications under NRS 92A.390(3). In the Merger, each issued and outstanding Share that is not purchased by Purchaser pursuant to the Offer and that is not a Restricted Share to be cancelled as described in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between the Company and its Current Executive Officers, Directors and Affiliates — Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Restricted Shares” will be converted into the right to receive an amount in cash equal to the Merger Consideration and no other form of consideration. It also is anticipated that Shares will continue to be listed on the Nasdaq on the day before the effective date of the Merger (if no meeting of the stockholders is held to act upon the Merger), or on the record date of the stockholders’ meeting (if any such stockholders’ meeting is held to act upon the approval of the Merger Agreement). Accordingly, it is expected that holders of Shares will not have appraisal or dissenters’ rights as a result of the Merger.

If, however, it is determined that such a right to dissent is not eliminated by applicable laws, including NRS 92A.390, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded payment (such Shares, collectively, the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration, and the holders of the Dissenting Shares will be entitled to only such rights as are granted by NRS 92A.300 through 92A.500, inclusive.

Anti-Takeover Statute

Combinations with Interested Shareholders. Sections 78.411-78.444, inclusive, of the NRS contain provisions governing Combinations with Interested Shareholders. For purposes of the NRS, “Combinations” include: (i) any merger or consolidation with any Interested Stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to any Interested Shareholder of corporate assets with an aggregate market value equal to 5% or more the aggregate market value of the corporation’s consolidated assets, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation, (iii) the issuance to any Interested Shareholder of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (iv) the dissolution of the corporation if proposed by or on behalf of any Interested Shareholder, (v) any reclassification of securities, recapitalization or corporate reorganization that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any Interested Shareholder and (vi) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance. For purposes of the NRS, an “Interested Stockholder” is defined to include any beneficial owner of more than 10% of any class of the voting securities of a Nevada corporation and any person who is an affiliate or associate of the corporation and was at any time during the preceding three years the beneficial owner or more than 10% of any class of the voting securities of the Nevada corporation.

Subject to certain exceptions, the provisions of the NRS statute governing Combinations with Interested Stockholders provide that a Nevada corporation may not engage in a Combination with an Interested Stockholder for two years after the date that the person first became an Interested Stockholder unless the Combination or the transaction by which the person first became an Interested Stockholder is approved by the board of directors before the person first became an Interested Stockholder.

As a part of the Board’s adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, the Board also took action to make the provisions of the Combinations with Interested Stockholders statute not applicable to the acquisition of Shares by Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

Control Share Acquisitions. The NRS also contains a “control share acquisitions statute.” If applicable to a Nevada corporation this statute restricts the voting rights of certain stockholders referred to “acquiring persons,” that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.” For purposes of these provisions a “controlling interest” means with certain exceptions the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power in the election of directors and “issuing corporation” means a Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved by a majority of the voting power of the corporation’s stockholders. The NRS allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. The Company does not believe that it is an “issuing corporation” and, as a result, does not believe that the control shares acquisition statute applies. In addition, as part of the Board’s adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Offer and the Merger, the Board also approved an amendment to the Company’s bylaws opting out of the control share acquisition statute, thus rendering the control share acquisitions statute inapplicable to the acquisition of Shares by Purchaser and Parent pursuant to the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement.

State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, the Company does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and the Company has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, the Company believes that there are reasonable bases for contesting such laws.

U.S. Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration or termination of a 15-calendar-day waiting period following Parent’s filing of the Premerger Notification and Report Forms with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division (the “HSR Condition”). Under the HSR Act, the Company must also make its own filing within 10 days of Parent’s filing. Pursuant to the requirements of the Merger Agreement, Parent and the Company are required to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC no later than November 28, 2011. The Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after Parent’s or Purchaser’s substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. In practice, complying with a request for additional information or documentary material can take a significant period of time.

If Parent’s and Purchaser’s acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended, for an additional period or periods (none of which periods will exceed five business days, without the Company’s consent) until all of the conditions to the Offer (including the HSR Condition) are satisfied or waived or the Offer is terminated in accordance with the Merger Agreement.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Parent’s and Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of Parent’s, Purchaser’s or the Company’s substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. The Company does not believe that the completion of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “Section 15 — Conditions of the Offer” of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and “Section 13 — The Transaction Documents — The Merger Agreement — Offer Termination” of the Offer to Purchase for certain termination rights pursuant to the Merger Agreement in connection with antitrust suits.

Vote Required to Approve Merger; Short-Form Merger

The Board has adopted the Merger Agreement and approved the Offer, the Top-Up Option, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the NRS. Subject to the terms of the Merger Agreement, if Purchaser owns at least 90% of the outstanding Shares after completion of the Offer, including any “subsequent offering period,” and any exercise of the Top-Up Option, Purchaser will merge with and into the Company through a “short form” merger in accordance with Chapter 92A of the NRS without prior notice to, or any action by, any other stockholder of the Company. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, and in certain other circumstances set forth in the Merger Agreement, a record date will be fixed by the Board to determine the Company’s stockholders entitled to receive notice of, and to vote at, a special meeting of stockholders to vote on the approval of the Merger Agreement. In such event, the affirmative vote of the Company’s stockholders holding a majority of the total voting power of the outstanding Shares approving the Merger Agreement will be required under the NRS to effect the Merger.

Top-Up Option

The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of such exercise, constitutes one Share more than 90% of the fully diluted Shares at such date (assuming the issuance of such Shares pursuant to the Top-Up Option). For purposes of this Schedule 14D-9, the words “fully diluted,” when referring to Shares mean, as of any particular time, a number of Shares equal to the sum of (a) the number of all outstanding Shares as of such time (but excluding Restricted Shares that would be (and for any computations related to the Top-Up Option, that were) cancelled at any time prior to such time, including at the Acceptance Time, in accordance with the Merger Agreement), plus (b) the aggregate number, as of such time, of all Shares (if any) issuable in respect of all outstanding securities convertible or exchangeable for Shares and all Shares issuable in respect of all Options, warrants and other rights to acquire, and all outstanding obligations of the Company to issue, Shares, whether or not vested or subject to forfeiture (but excluding Shares issuable in respect of Options and Restricted Shares that would be (and for any computations related to the Top-Up Option, that were) cancelled at any time prior to such time, including cancelled at the Acceptance Time, in accordance with the Merger Agreement). The Top-Up Option will be exercisable once in whole and not in part (a) following the applicable Expiration Date or, if a subsequent offering period has been provided for, the expiration of such subsequent offering period and (b) prior to the fifth business day after the applicable Expiration Date or, if a subsequent offering period has been provided for, the expiration of such subsequent offering period. The Company will not be obligated to deliver the Top-Up Shares if:

•

any law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental entity has the effect of prohibiting the exercise of the Top-Up Option or preventing the issuance and delivery of the Top-Up Shares will be in effect;

•

the number of Top-Up Shares would exceed the number authorized and unissued Shares (treating Shares owned by the Company as treasury shares as unissued) and not otherwise reserved for issuance at the time of the exercise of the Top-Up Option;

•

Purchaser has not accepted for payment and paid for all Shares validly tendered into the Offer upon the expiration of the applicable Expiration Date or, if a subsequent offering period has been provided for, the expiration of any subsequent offering period and not withdrawn; and

•

following the delivery of Shares issued pursuant to the Top-Up Option, Parent and its subsidiaries taken as a whole would not own a number of Shares equal to one share more than 90% of the fully diluted Shares.

If the Top-Up Option is exercisable and the Board or the committee comprised solely of the independent directors requests in writing that Purchaser exercise the Top-Up Option, then Parent will cause Purchaser to exercise the Top-Up Option prior to its expiration. However, Purchaser will not be required to exercise the Top-Up Option prior to the expiration of a subsequent offering period.

The purchase price for each Top-Up Share will be the Offer Price. The aggregate price required to be paid for the Top-Up Shares or any portion thereof may be paid by Purchaser either (a) entirely in cash or (b) by paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and by executing and delivering to the Company a promissory note having a principal amount equal to the balance of such purchase price for the Top-Up Shares. Any such promissory note (i) will be full recourse against Parent and Purchaser, (ii) will bear interest at the rate of interest per annum equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal, (iii) will mature on the first anniversary of the date of execution and delivery of the promissory note, (iv) may be prepaid in whole or in part at any time without premium or penalty and (v) will have no other material terms.

The summary of the Top-Up Option in “Section 13 — The Transaction Documents — The Merger Agreement — Top-Up Option” of the Offer to Purchase is incorporated by reference herein.

Section 14(f) Information Statement

The Information Statement filed as Exhibit (a)(1)(G) and Annex A to this Schedule 14D-9 is being furnished pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated by reference herein.

Certain Litigation

The following complaints have been filed in connection with the transactions contemplated by the Merger

Agreement:

•	A complaint in the District Court of the State of Nevada in Clark County, dated November 8, 2011, captioned Jeffrey Wiener v. Michael Moody, et al.;

•	A complaint in the District Court of the State of Nevada in Clark County, dated November 9, 2011, captioned Hector L. Torres v. Force Protection, Inc., et al.;

•	A complaint in the District Court of the State of Nevada in the County of Carson, dated November 9, 2011, captioned Jean Marie Cinotto v. Force Protection, Inc., et al.;

•	A complaint in the District Court of the State of Nevada in Carson City, dated November 9, 2011, captioned Bhavdip Bhayani, et. al. v. Michael Moody, et al.;

•	A complaint in the Ninth Judicial District of the State of South Carolina in Charleston County, dated November 14, 2011, captioned Charlotte Wippler v. General Dynamics Corporation, et. al.;

•	A complaint in the Second Judicial District Court of the State of Nevada in the County of Washoe, dated November 14, 2011, captioned Wilmont Striegel v. Force Protection, Inc., et. al;

•	A complaint in the First Judicial District Court of the State of Nevada in Carson City, dated November 14, 2011, captioned Nicola Saulle v. Frank Kavanaugh, et al.;

•	A complaint in the District Court of Washoe County, Nevada, dated November 14, 2011, captioned John T. Campbell v. Force Protection, Inc., et al.;

•	A complaint in the Second Judicial District Court of the State of Nevada in the County of Washoe, dated November 14, 2011, captioned Eduardo Sosa v. Michael Moody, et al.; and

•	A complaint in the Second Judicial District Court of the State of Nevada in the County of Washoe, dated November 14, 2011, captioned Robert Strand v. Force Protection, Inc., et al.

Each complaint names as defendants the Company, Parent, Purchaser and the members of the Company Board. The plaintiffs’ claims in each action are substantially similar. The plaintiffs claim that the members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the sale of the Company and that the Company, Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their claims, the plaintiffs allege that the proposed transaction between the Company and Purchaser undervalues the Company, involves an inadequate sales process and preclusive deal protection devices, and involves conflicts of interests of members of the Company Board. The plaintiffs seek to obtain damages and to enjoin the transaction. They also seek attorneys’ and other fees and costs, in addition to seeking other relief. Purchaser and Parent believe that the plaintiffs’ allegations lack merit and intend to contest them vigorously. The complaint captioned Nicola Saulle v. Frank Kavanaugh, et al. also makes additional claims that are unrelated to the transactions contemplated by the Merger Agreement against the members of the Company Board.

Forward-Looking Statements

This communication may contain, in addition to historical information, certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of the Company. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Such forward-looking statements are not guarantees or predictions of future performance, and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include: (i) the risk that not all conditions to the Offer, the Merger or the other transactions contemplated by the Merger Agreement will be satisfied or waived, (ii) the consummation of the Merger taking longer than expected, (iii) expectations regarding the growth of the U.S. and world market for blast and ballistic-protected vehicles, products or services, (iv) expectations regarding the U.S. military’s plans or intentions, including the drawdown of operations in Iraq and Afghanistan, (v) expectations regarding the Company’s business development plans and strategy, including the Company’s plans to expand the Company’s product lines, diversify the Company’s business mix, and expand the Company’s markets internationally, (vi) expectations with respect to the Company’s ability to obtain materials, the Company’s ability to improve cost efficiencies and possible future changes in the efficiencies in the Company’s operations, (vii) expectations regarding the Company’s vehicles, products and services that may be purchased by the Company’s customers, including the type of vehicles demanded and other customer demands and expected changes in demand, (viii) expectations regarding the benefits of the Company’s products, services and programs, including the Company’s vehicles’ capabilities and the use of the Company’s vehicles, products and services for other than military purposes, (ix) expectations regarding the Company’s investments in research and development activities for the Company’s vehicles, products and services, (x) expectations regarding any changes in the Company’s cost of sales, the Company’s general and administrative expenses, the Company’s asset impairment expense, the Company’s operating results or the Company’s research and development expenses as a percentage of net sales, (xi) expectations regarding the revenues that may be derived from, and the quantities of vehicles, products and services that may be purchased or ordered pursuant to, existing or possible future contracts or orders by various customers, including statements regarding the estimated value of those orders and contracts and statements about the Company’s backlog, (xii) expectations regarding the benefits that may be realized from the Company’s joint ventures, teaming arrangements and any new ventures or business developed pursuant to them, (xiii) expectations regarding the Company’s expectation to apply prepaid 2011 federal income taxes to the Company’s projected tax obligation during the second half of 2011, (xiv) expectations regarding the Company’s expected cash flow, cash needs and expected capital expenditures, (xv) expectations regarding the Company’s share repurchase program, (xvi) expectations regarding the Company’s derivative instruments and hedging activities, (xvii) expectations regarding the effect of the Company’s income tax positions on the Company’s effective tax rate, (xviii) the Company’s expectations with respect to the matters pending with the U.S. Equal Employment Opportunity Commission (EEOC), (xix) expectations regarding final approval of the state and federal derivative actions, and (xx) uncertainties associated with any aspect of the transactions, including uncertainties relating to the anticipated timing of filings and approvals relating to the transactions, the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transactions, the expected timing of completion of the transactions, the satisfaction of the conditions to the consummation of the transactions and the ability to complete the transactions. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, and any or all of the Company’s forward-looking statements may turn out to be wrong. The Company cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to unduly rely on these forward-looking statements. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company following the completion of the transactions unless otherwise stated. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

Item 9. Exhibits.

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated November 18, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on November 18, 2011).

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on November 18, 2011).

(a)(1)(C)	Form of Summary Advertisement as published in The Wall Street Journal on November 18, 2011 (incorporated herein by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on November 18, 2011).

(a)(1)(D)	Press Release issued by the Company dated November 7, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s second Current Report on Form 8-K filed with the SEC on November 7, 2011).

(a)(1)(E)	Press Release issued by Parent dated November 7, 2011 (incorporated herein by reference to Exhibit 99.2 to the Company’s second Current Report on Form 8-K filed with the SEC on November 7, 2011).

(a)(1)(F)	Email from Assistant Corporate Secretary of the Company, to certain employees of the Company, dated November 15, 2011 (incorporated herein by reference to the Company’s Schedule 14D-9C filed with the SEC on November 15, 2011).

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).*

(a)(2)(A)	Letter, dated November 18, 2011, to the Company’s stockholders.*

(a)(2)(B)	Opinion of Lincoln, dated November 6, 2011 (included as Annex B to this Schedule 14D-9).*

(a)(2)(C)	Opinion of Barclays Capital, dated November 6, 2011 (included as Annex C to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, dated November 7, 2011, entered by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s second Current Report on Form 8-K filed with the SEC on November 7, 2011).

(e)(2)	Confidentiality Agreement, dated October 13, 2010 as amended by amendment, dated as of October 11, 2011, between the Company and General Dynamics Land Systems Inc.*

(e)(3)	Retention Agreement, dated as of November 7, 2011, between the Company and Philip Ciarlo.*

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/    CHARLES A. MATHIS

(Signature)

Charles A. Mathis (Chief Financial Officer)

(Name and title)

November 18, 2011

(Date)

Instruction to Signature: The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.14d-1(f) with respect to signature requirements.

ANNEX A

FORCE PROTECTION, INC.

1520 Old Trolley Road

Summerville, South Carolina 29485

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about November 18, 2011 to holders of record of common stock, par value $0.001 per share (“Shares”), of Force Protection, Inc., a Nevada corporation (“Force Protection” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Falcon Acquisition Corp., a Nevada corporation (“Purchaser”), which is a wholly-owned subsidiary of General Dynamics Corporation, a Delaware Corporation (“Parent” or “General Dynamics”), to purchase all Shares that are issued and outstanding. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Company’s board of directors (the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2011, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 18, 2011 to purchase all Shares that are issued and outstanding, at a price of $5.52 in cash, without interest (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on November 18, 2011.

The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent. The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed; however, if the Offer is not completed, the Merger may only be consummated after the Company’s stockholders holding a majority of the total voting power of the outstanding Shares have approved the Merger Agreement and the other applicable conditions to the Merger have been satisfied or waived. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or delay in making payments for Shares. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (i) Dissenting Shares (as defined in Item 8 under the heading “Additional Information — Appraisal Rights” of the Schedule 14D-9), if any, (ii) Shares that are owned by any of the Company’s direct or indirect wholly-owned subsidiaries, (iii) Shares that are owned by Parent, Purchaser or any of their direct or indirect wholly-owned subsidiaries and (iv) Restricted Shares that will have been automatically cancelled, as described in Item 3 under the heading “Past Contacts, Transactions,

Negotiations and Agreements — Arrangements Between the Company and its Current Executive Officers, Directors and Affiliates — Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Restricted Shares” of the Schedule 14D-9), will be converted into the right to receive the Merger Consideration. The “Merger Consideration” will be an amount per Share equal to the Offer Price paid in the Offer, without interest and less any applicable withholding taxes.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of Friday, December 16, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Parent will, subject to the qualifications for directors set forth in the Company’s articles of incorporation (the “Articles of Incorporation”) and the Merger Agreement, be entitled to designate for election or appointment the number of directors, rounded up to the next whole number, to the Board that is in the same proportion as the number of Shares then beneficially owned by Purchaser and Parent to the total number of Shares outstanding. The Company has agreed that, at the request of Parent, the Company will use its reasonable best efforts to cause the designees of Parent and Purchaser to be elected or appointed, including by increasing the size of the Board to the extent permitted by the Articles of Incorporation and/or by obtaining resignations of incumbent directors. In addition, the Company has agreed that it will take all necessary action to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, of each committee of the Board and the board of directors (or similar governing body) of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board, in each case only to the extent permitted by U.S. federal securities laws, the listing requirements of the NASDAQ Capital Market (the “Nasdaq”) and any other applicable laws.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent, Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD

Information with respect to the Designees

General Dynamics has informed the Company that it will choose its designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of Purchaser and General Dynamics has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of Purchaser and General Dynamics has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that General Dynamics’ designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than December 16, 2011, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of November 18, 2011, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is 2941 Fairview Park Drive, Suite 100, Falls Church, Virginia 22042-4513.

Name; Country of Citizenship	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Gregory S. Gallopoulos; United States of America	52
		Senior Vice President, General Counsel and Secretary of General Dynamics since January 2010; Vice President and Deputy General Counsel of General Dynamics, July 2008 – January 2010; Managing Partner of Jenner & Block LLP, January 2005 – June 2008.
David K. Heebner; United States of America	66
		Executive Vice President, General Dynamics Combat Systems since May 2010; Executive Vice President, Marine Systems of General Dynamics, January 2009 – May 2010; Senior Vice President of General Dynamics, May 2002 – January 2009; President of General Dynamics Land Systems, July 2005 – October 2008; Senior Vice President, Planning and Development, of General Dynamics, May 2002 – July 2005.
L. Hugh Redd; United States of America	54	Senior Vice President and Chief Financial Officer of General Dynamics since June 2006; Vice President and Controller of General Dynamics Land Systems, January 2000 – June 2006.
Mark C. Roualet; United States of America	52
		Vice President of General Dynamics and President of General Dynamics Land Systems since October 2008; Senior Vice President and Chief Operating Officer of General Dynamics Land Systems, July 2007 – October 2008; Senior Vice President – Ground Combat Systems of General Dynamics Land Systems, March 2003 – July 2007.
Arjun Kampani; United States of America	40
		Vice President and General Counsel of General Dynamics Land Systems since December 2009; Assistant General Counsel of General Dynamics, March 2009 – December 2009; Senior Counsel of General Dynamics, April 2006 – March 2009.
Gary Whited; United States of America	51
		Senior Vice President and General Manager of General Dynamics Land Systems since October 2011; Senior Vice President and Chief Financial Officer of General Dynamics Land Systems, June 2006 – October 2011.
Evelyn Milam; United States of America	50
		Vice President and Chief Financial Officer of General Dynamics Land Systems since October 2011; Vice President and General Counsel of General Dynamics Ordnance and Tactical Systems, Inc., June 2006 – October 2011.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 310,000,000 shares, of which 300,000,000 shares are designated Shares and 10,000,000 shares are designated preferred stock, par value $0.001 per share. The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s stockholders are Shares. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of November 16, 2011, there were 64,986,234 Shares outstanding. As of the date of this Information Statement, General Dynamics and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on November 18, 2011, as well as the years in which the current terms of the directors expire:

Name	Age	Position	Expiration of Term
Michael Moody	65	Chairman of the Board, Chief Executive Officer and President	2013
Roger G. Thompson, Jr.(1)(2)(3)	66	Lead Director	2013
Lynn Brubaker	54	Director	2013
John S. Day(1)(3)	62	Director	2014
John W. Paxton, Sr.(1)(2)	74	Director	2014
Thomas A. Corcoran	67	Director	2014
Jack A. Davis(2)(3)	65	Director	2012
B. Herbert Ellis(2)(3)	73	Director	2012
Kenneth A. Merlau(1)(3)	65	Director	2012
Charles A. Mathis	52	Chief Financial Officer
Phillip Randall Hutcherson	57	Chief of Business Development
Gregory T. Troy	56	Chief Human Resources Officer
Philip Ciarlo	59	Chief of Operations

(1)	Member of the Audit Committee.
(2)	Member of the Governance Committee.
(3)	Member of the Compensation Committee.

The Board

Michael Moody

Mr. Moody was appointed President of the Company in September 2007, Interim Chief Executive Officer on February 1, 2008 and Chief Executive Officer on February 29, 2008. Mr. Moody has more than 30 years of senior management experience in operational management, reorganizations, acquisitions and business transformations. From 2005 to 2007, he provided business and financial advisory services to privately-held businesses. Mr. Moody was the chief operating officer at the London American General Agency and senior vice president of corporate development for Magna Carta Companies, a mutual insurance company, where he also served on the board of directors. Mr. Moody received the designation of Certified Practicing Accountant (Australia) and became an associate with the Australian Society of Accountants. Mr. Moody holds a Bachelor of Arts in economics from Macquarie University in Sydney, Australia.

Mr. Moody has served as a director since September 2006 and as our Chairman and Chief Executive Officer since February 2008, thus bringing historical and operational knowledge of the Company. He has more than 30 years of experience in operational management, reorganizations and acquisitions and has undertaken many business transformations in the roles of chief operating officer or president of domestic and international companies, bringing the necessary leadership to the Company during a time of transformation of the business.

Lieutenant General Roger G. Thompson, Jr., USA (Ret.)

LTG Thompson has been a director of the Company since December 2006 and serves as the lead independent director and chair of the non-management executive session. LTG Thompson is a veteran with 34 years of active military duty. He has served in the highest leadership positions in the United States Army and joint transportation operations, management and procurement. He was the United States Army’s Director for the Budget and served in a number of other financial management positions, as well as serving in key leadership positions in logistics and field artillery. He currently provides executive leadership in the United States Army, where he oversees several symposia, defense exhibitions and overseas tradeshows in addition to leading the Association of the United States Army’s (“AUSA”) worldwide chapter operations. LTG Thompson completed his military career as the Deputy Commander in Chief, United States Transportation Command. In this position, he was responsible for the daily operations supporting all military and commercial transportation for the entire Department of Defense. LTG Thompson holds a Bachelor of Science from the United States Military Academy, a Master of Business Administration from Syracuse University and a Master’s degree in national security and strategic studies from the Naval War College. He is a graduate of the Army’s Command and General Staff College and the Naval War College.

LTG Thompson is a veteran with 34 years of active military duty, including experience with field artillery, procurement and transportation units, bringing significant background, industry and procurement experience to the Company. He also currently provides executive leadership to the AUSA, where he oversees the defense exhibition and overseas trade shows.

Lynn Brubaker

Ms. Brubaker was appointed as a director of the Company on March 14, 2011. She has over 30 years of experience in the aviation and aerospace industries. Ms. Brubaker currently serves on the board of directors of Hexcel, a $1.2 billion NYSE-listed multi-national company that is a leader in advance materials and technology and FARO Technologies, a multi-national high technology company that is the world leader in portable computer-aided measurement and imaging innovations. Ms. Brubaker also currently serves on the board of directors of The Nordam Group, the largest private aerospace company in high technology manufacturing and repair. She serves as chairman of the board of Flight Safety Foundation. From 1999 until June 2005, Ms. Brubaker was vice president/general manager — Commercial Aerospace for Honeywell International, with a primary focus on global business strategies and customer operations. From 1997 to 1999, Ms. Brubaker was vice president Americas for Honeywell, and from 1995 to 1997, prior to AlliedSignal’s merger with Honeywell, she was vice president, marketing, sales and support operations for AlliedSignal. Prior to joining AlliedSignal, Ms. Brubaker held a variety of management positions with McDonnell Douglas, Republic (predecessor to Northwest Airlines) and Comair. Ms. Brubaker holds a Master of Business Administration from UCLA.

Ms. Brubaker, with more than 30 years of experience in the aviation and aerospace industries, brings extensive knowledge in executive development, portfolio strategy, growth management and international compliance, as well as significant expertise in public company-related matters to the Company.

John S. Day

Mr. Day has been a director of the Company since September 2007 and serves as chairman of the Audit Committee. Mr. Day has over 30 years of experience in the accounting profession serving a broad range of publicly- and privately-owned clients. Mr. Day currently serves on the boards of: Invesco Mortgage Capital, Inc., a NYSE-listed company, where he is chairman of the audit committee; Lenbrook Square Foundation, Inc., a non-profit organization, where he is chairman of the governance committee; and Edens & Avant Investments

Limited Partnership, a developer, owner and operator of community-oriented retail shopping centers, where he is chairman of the audit committee. Mr. Day joined Deloitte & Touche LLP in Atlanta in 2002 and served as a director until retiring in 2005. Mr. Day joined Arthur Andersen LLP in 1976 and was admitted as an audit partner in 1986. Mr. Day holds a Bachelor of Arts in economics from the University of North Carolina and a Master of Business Administration from Harvard Graduate School of Business.

Mr. Day, as a former partner of Arthur Anderson LLP and then a director at Deloitte & Touche LLP, brings extensive experience in auditing, finance and accounting, corporate governance and internal controls in particular with respect to public companies, and he is designated as the “financial expert” on the Audit Committee.

John W. Paxton, Sr.

Mr. Paxton has been a director of the Company since February 2008 and serves as chairman of the Governance Committee. He has over 30 years of experience in the aerospace, wireless voice and data, logistics and manufacturing industries. Currently, Mr. Paxton serves as chairman of Intellicheck/Mobilisa, Inc., a publicly-held provider of wireless internet solutions to the Department of Defense. From 2005 to 2008, Mr. Paxton was the chairman, president and chief executive officer, as well as co-investor, of Pro Mach, Inc., an integrated packaging solutions provider. From 1998 to 2002, Mr. Paxton was the chairman and chief executive officer of Telxon Corporation, as well as serving on the board of directors of TransDigm, Inc., a supplier of proprietary aerospace components used in commercial and military aircraft. From 1995 to 1998, Mr. Paxton was chairman of Odyssey Manufacturing Technologies, an affiliate of Odyssey Investment Partners. From 1991 to 1995, Mr. Paxton was executive vice president and chief operating officer of Litton Industries. Mr. Paxton served in the U.S. Navy from 1955 to 1963. Mr. Paxton is a guest lecturer at the Massachusetts Institute of Technology’s Sloan School of Management and a fellow at Seattle Pacific University, where he also served as an adjunct professor. Mr. Paxton holds a Bachelor of Science and Master of Science in business administration from LaSalle University and is a registered professional engineer.

Mr. Paxton, as a professional engineer with over 30 years of experience in the aerospace, wireless voice and data, logistics and manufacturing industries, brings significant expertise in the technical and operational aspects to the Company.

Thomas A. Corcoran

Mr. Corcoran was appointed as a director of the Company on March 14, 2011. He has over 40 years of collective experience in aerospace-related industries. Mr. Corcoran currently serves as a director with three U.S. publicly listed companies: L-3 Communications Holdings, Inc., GenCorp, Inc. and LaBarge, Inc. Mr. Corcoran is also a director with Aer Lingus, Ltd. based in Dublin, Ireland. He was a director of Serco, Ltd. based in Surry, United Kingdom from 2007 to 2010 and REMEC, Inc. from 1997 to 2010. Since 2001, Mr. Corcoran has been a senior advisor of The Carlyle Group, a private equity investment firm, and the President of Corcoran Enterprises, LLC, a management consulting company. From 2001 to 2004, Mr. Corcoran was the president and chief executive officer of Gemini Air Cargo, Inc., a cargo airline owned by The Carlyle Group. From 1999 to 2000, Mr. Corcoran was president and CEO of Allegheny Teledyne Incorporated. From 1983 to 1999, Mr. Corcoran was president and chief operating officer of Lockheed Martin’s Electronics and Space Sectors. Mr. Corcoran began his career in 1967 at General Electric Company, and rose to the position of vice president and general manager of G.E. Aerospace Operations. Mr. Corcoran serves as a director of American Ireland Fund, is on the board of trustees of Stevens Institute of Technology and is a trustee emeritus at Worcester Polytechnic Institute. Mr. Corcoran holds a Bachelor of Science in chemical and mechanical engineering, as well as a Ph.D. (honorary) from Stevens Institute of Technology.

Mr. Corcoran brings considerable industry knowledge gained from extensive experience as a senior executive in the aerospace industry, as well as significant public company board experience, including service as a director of a Fortune 500 company.

Major General Jack A. Davis, USMC (Ret.)

MajGen. Davis has been a director of the Company since March 2006 and has a diverse background of senior-level management and leadership positions in business, law enforcement and the military. With over 40 years of experience, he is highly regarded in each of these fields. MajGen. Davis served in the U.S. Marine Corps, both active and reserve duty, from 1968 to 2005 where he held the rank of Major General. MajGen. Davis’ career included command at every level from platoon to division in addition to numerous staff assignments. MajGen. Davis attended several high-level schools both domestically and internationally. MajGen. Davis’ law enforcement career included both federal and state agencies where he retired in 1999 with 30 years of distinguished service. MajGen. Davis is also the founder of J.A. Davis and Associates, a security and leadership training company. In addition to his service with the Company, MajGen. Davis currently serves on the board of directors of one privately-held company and the boards of advisors of three mutually-held companies. MajGen. Davis holds undergraduate and masters degrees from Indiana State University and a Master of Urban Administration from the University of North Carolina, Charlotte.

MajGen. Davis brings significant experience in management and leadership positions in business, law enforcement and the military, as well as experience in both active and reserve duty with the U.S. Marine Corps.

B. Herbert Ellis

Mr. Ellis has been a director of the Company since April 2009 and has over 20 years of experience in the U.S. Army and in business. Mr. Ellis served as a Colonel, Field Artillery with Research and Development Specialty for the U.S. Army, from 1963 to 1984, including two combat tours of duty in Vietnam with both command and staff positions. Since 2008, Mr. Ellis has served as the president and chief executive officer of BHE, LLC, a consulting firm that supports manufacturing companies. From 2000 to 2008, he served as the president and chief executive officer of Charleston Marine Containers, Inc., a primary producer of modular containers for the U.S. Army, purchased via the U.S. Army Tank, Automotive and Armaments Command (TACOM) contracts. From 1993 to 2000, he served as the president and chief executive officer of Barnes & Reinecke, Inc., a major automotive and weapons systems technical support contractor for the TACOM program, and from 1984 to 1993 he acted as the vice president and general manager of Electro-Optical Division of Contraves, USA. Mr. Ellis holds a Bachelor of Arts in engineering from the United States Military Academy, a Master of Science in Nuclear Physics from the University of Alabama, and he attended the Industrial College of the Armed Forces and the U.S. Army Command and General Staff College.

Mr. Ellis brings significant experience from both the U.S. Army and private business and manufacturing companies, thus providing operational expertise and leadership experience.

Kenneth A. Merlau

Mr. Merlau has been a director of the Company since April 2009 and serves as chairman of the Compensation Committee. He has extensive experience as an executive, operator and consultant in a wide range of businesses. Presently, Mr. Merlau serves as: chairman and principal stockholder of Design House, Inc., a distributor of home building materials; chairman of SteelCloud Inc., a developer of mobility computing appliance solutions; and chairman of Clipper Development Company, a business advisory service for owned and invested companies and a strategic and operations consultant to emerging private companies. Mr. Merlau also acted as the chairman and majority stockholder of QuickSet International, Inc., a company focused on ruggedized surveillance and sensor products for the military and Homeland Security markets, from 1989 to 2007. Mr. Merlau has extensive acquisition and integration experience. From 1980 to 2000, Mr. Merlau has been associated with numerous businesses as owner or board member, including: Tamms Industries, Inc., Transo Envelopes LLC, the Isaac Group, the Peltz Group, Inc., and Metal Management, Inc. From 1970 to 1980, he served as a management consultant for Touche Ross & Co. (now Deloitte & Touche), where he was elected as a partner in 1977. Mr. Merlau is a member of the board of Northside Community Bank and Christ the King Jesuit College Preparatory High School. Mr. Merlau holds a Bachelor of Science from Purdue University and a Master of Business Administration from the University of Chicago Graduate School of Business.

Mr. Merlau has an extensive background in a variety of businesses and has served as an operational and strategic business consultant, and has acquisition and integration experience.

Director Qualifications and Policies Governing Director Nominees

Our Governance Committee conducts searches for individuals qualified to become members of the Board and recommends to the Board nominees for election. The Governance Committee reviews the composition of the Board as a whole and recommends to the Board, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq and other applicable laws and regulations. The Governance Committee is responsible for ensuring that the composition of the Board accurately reflects the needs of our business and, in accordance with the foregoing, proposing the addition of members for purposes of obtaining the appropriate members and skills.

In recommending candidates for election to the Board, the Governance Committee considers nominees recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. Generally, the Governance Committee will consider various criteria in deciding whether to make a recommendation. These criteria include an expectation that directors have substantial accomplishments in their professional backgrounds, are able to make independent, analytical inquiries and exhibit sound judgment. Director candidates should possess the highest personal and professional ethics, honesty, integrity and values; be committed to promoting the long-term interests of our stockholders; and be able and willing to devote the time necessary to carry out their duties and responsibilities as members of the Board. While the Governance Committee and the Board do not have a specific policy with respect to the diversity of the Board’s directors, consideration is given to having a diversity of background, experience, skill and perspective among the directors, and that the directors represent a range of differing professional positions, including public and private companies, industry sectors and expertise. In addition, if directors will be serving on a standing committee of the Board, they must meet our standards for independence and be free from potential conflicts of interest.

To fulfill its responsibility to recruit and recommend to the full Board nominees for election as directors, the Governance Committee reviews the composition of the Board to determine the qualifications and areas of expertise needed to further enhance the composition of the Board and works to attract candidates with those qualifications. In evaluating a director candidate, the Governance Committee seeks to have a balanced and collegial Board whose members have the diverse set of skills and backgrounds necessary to ensure that we maximize stockholder value in a manner consistent with legal requirements and the highest ethical standards. The criteria include: (a) relevant and substantial professional experience and expertise (including prior government service and business, financial and technical expertise) to be able to offer advice and guidance to senior management and contribute in a meaningful way to the deliberative process of the Board, (b) sufficient time available to devote to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board for an extended period of time, (c) a reputation for the highest personal and professional ethics, integrity and values, (d) chosen without regard to gender, race, religion, age, sexual orientation or national origin and (e) independence. Under the Company’s Corporate Governance Guidelines, the Governance Committee, after considering all the facts and circumstances, may grant waivers with respect to limitations on other board service. In addition, the Governance Committee carefully considers any potential conflicts of interest that may preclude a nominee from being considered an independent director.

Upon selection of a qualified candidate, the Governance Committee recommends the candidate for consideration by our full Board. The Board’s recommendation to stockholders is based on its determination using advice and information supplied by the Governance Committee as to the suitability of nominees. The Governance Committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Executive Officers

Michael Moody

Mr. Moody was appointed President of the Company in September 2007, the Interim Chief Executive Officer on February 1, 2008 and the Chief Executive Officer on February 29, 2008. Mr. Moody has more than 30 years of senior management experience in operational management, reorganizations, acquisitions and business transformations. From 2005 to 2007, he provided business and financial advisory services to privately held businesses. Mr. Moody was the chief operating officer at the London American General Agency and senior vice president of corporate development for Magna Carta Companies, a mutual insurance company, where he also served on the board of directors. Mr. Moody received the designation of Certified Practicing Accountant (Australia) and became an associate with the Australian Society of Accountants. Mr. Moody holds a Bachelor of Arts in economics from Macquarie University in Sydney, Australia.

Charles A. Mathis

Mr. Mathis joined the Company in June 2008 as Executive Vice President — Finance and was appointed Chief Financial Officer effective October 1, 2008. Mr. Mathis has over 20 years of experience in strategic finance and accounting for a number of manufacturing companies, including two major defense contractors. Prior to joining the Company, Mr. Mathis was chief financial officer of EFW, Inc., a U.S. segment of Elbit Systems Ltd., a public Israeli defense conglomerate. At Elbit, Mr. Mathis was responsible for all areas of finance, contract accounting, government compliance, Sarbanes-Oxley compliance, tax and the development of joint venture agreements. Prior to Elbit, Mr. Mathis was vice president, finance and IT, with Fairbank Morse Engine, a supplier of medium-speed diesel engines to the U.S. Navy and the engine segment of EnPro Industries. Mr. Mathis completed his undergraduate studies at Wake Forest University and received his Master of Business Administration from the University of Chicago Graduate School of Business. Mr. Mathis served as a Lieutenant in the U.S. Marine Corps and is a certified public accountant.

Phillip Randall Hutcherson

Mr. Hutcherson joined the Company as Executive Vice President, Programs, Global Sales and Business Development in April 2009, was promoted to Chief Operating Officer in February 2010 and was appointed as the Chief of Business Development on August 5, 2011. He focuses on the Company’s worldwide business development activities. Prior to joining the Company, Mr. Hutcherson was employed as vice president of tanker programs for EADS North America as well as vice president of rotorcraft programs. In addition to his experience in the private sector, Mr. Hutcherson served 26 years in the United States Marine Corps in a variety of capacities and retired as a Colonel in the Marine Corps Office of Legislative Affairs in 2002. He holds a Bachelor of Science in aerospace engineering from the United States Naval Academy, a Master of Science in systems management from Troy State University and a Master of Science in national security strategies from the National War College.

Gregory T. Troy

Mr. Troy was appointed to the position of Chief Human Resources Officer in April 2011. Mr. Troy has over 25 years of international human resources management experience. Prior to joining the Company, Mr. Troy was Vice President and Chief Human Resources Officer of Modine Manufacturing Company, a NYSE-listed global manufacturer of heat thermal devices with approximately 7,000 employees in 33 locations and 17 countries. Mr. Troy joined Modine Manufacturing Company in February 2006. Mr. Troy holds a Bachelor of Arts and a Master of Business Administration from the University of San Francisco. Mr. Troy is a United States Army veteran, serving seven years as a transportation officer, where he attained the rank of Captain and was honorably discharged having been awarded the Meritorious Service Medal.

Philip Ciarlo

Mr. Ciarlo was appointed to the position of Chief of Operations in August 2011. Mr. Ciarlo most recently served as Vice President, Sourcing at Lockheed Martin Mission Systems and Sensors. His strong foundation in manufacturing was established at General Electric, where he spent the first 20 years of his career, rising to

Manager for Plant Operations in Defense Systems at GE’s Pittsfield, MA plant. He holds a BS degree in Electrical Engineering from Worcester Polytechnic Institute in Massachusetts.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

There are no family relationships among the directors and executive officers of the Company.

CORPORATE GOVERNANCE

Role of the Board

Our day-to-day business is managed by our executive officers under the direction and oversight of the Board, which has responsibility for establishing broad corporate policies and for the overall strategic direction of the Company. Members of the Board are kept informed of the Company’s business by reviewing materials and various documents provided by management, visiting the Company’s offices, participating in Board and committee meetings and discussing operations and financial reports prepared by or under the direction of the Chief Executive Officer and President, the Chief Financial Officer and other members of management.

The Board is currently composed of nine directors, in accordance with the provisions of the Company’s Amended Articles of Incorporation and Bylaws, which provide for a range of no less than one and no more than 15 directors, with the number of directors to be set by the Board.

The Board is divided into three classes, with each class of directors serving a staggered three-year term. The term of one class expires each year. Directors are encouraged to attend the Company’s Annual Meetings of Stockholders. All members of the Board serving at such time attended the Annual Meeting in 2010.

Board Leadership Structure and Risk Oversight

Our Company is led by Mr. Moody, who has served as our Chief Executive Officer since February 29, 2008 and Chairman of the Board since January 8, 2008. Mr. Moody has served as a director since September 2006 and was appointed President in September 2007. Mr. Moody assisted the Company through the departure of its prior Chief Executive Officer on January 31, 2008, at which time Mr. Moody was appointed Interim Chief Executive Officer effective February 1, 2008. Mr. Moody has more than 30 years of senior management experience in operational management, reorganizations and acquisitions and has undertaken many business transformations in the roles of chief operating officer or president of domestic and international companies. At the time of Mr. Moody’s appointment as Chief Executive Officer, the Company’s former Chief Financial Officer and former Chief Operating Officer resigned. Given the large turnaround required by the new management of the Company, the Board believed that the efficient operation and continuity of the Company would be best served by the appointment of Mr. Moody to the roles of both Chief Executive Officer and Chairman of the Board.

The Board leadership structure is commonly utilized by other public companies in the United States, and we believe that it is effective for the Company. This leadership structure is appropriate for our Company given the size and scope of our business, the experience and active involvement of our independent directors and our corporate governance practices, which include regular communication with and interaction between and among Mr. Moody and the independent directors. Pursuant to our Corporate Governance Guidelines, the Board selects the Chairman and the Chief Executive Officer that it determines to be in the best interest of the Company’s stockholders. Of the nine members of the Board, eight are independent from management. The Board appointed a lead independent director, Lieutenant General Roger G. Thompson, Jr., USA (Ret.) in January 2008 and

executive sessions are regularly held and are led by him as the lead director at which only the independent directors are present. We believe that having a combined Chairman and Chief Executive Officer, independent chairs for each of the Board committees and an independent lead director provides the best form of leadership for our Company. As part of our self-evaluation process, we evaluate our leadership structure to ensure that the Board continues to provide the optimal structure for our Company and our stockholders.

We believe that our directors provide effective oversight of risk management functions, especially through the work of the Board’s committees. The Audit Committee of the Board (“Audit Committee”) regularly receives reports from management regarding the assessment of financial risks and oversees the management of enterprise risk facing the Company. The Audit Committee and the full Board focus on the most significant risks facing the Company, the Company’s general management strategy, and also ensure that risks undertaken by the Company are consistent with the Board’s tolerance for risk. The Compensation Committee of the Board (“Compensation Committee”), as described under the heading of “Compensation Committee” section, reviews the extent to which executive compensation programs may create risk for the Company. The Governance Committee of the Board (“Governance Committee”) oversees the entity-related risks facing the Company and coordinates the oversight of inter-related risks, through management presentations, discussions with the Board and its committees and analysis of the risks facing the Company and the industry in which it operates.

While the Board oversees the Company’s risk management, Company management is responsible for day-to-day risk management processes. Pursuant to the Board’s delegation of authority of certain matters to management adopted in January 2008, as amended and restated, management is required to raise significant issues to the Board. We believe this division of responsibilities is the most effective approach for addressing the risks facing our Company and that the Board leadership structure supports this approach.

Director Independence

In determining independence, the Governance Committee considers whether a director has a material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. When assessing materiality, the Governance Committee considers all relevant facts and circumstances including, without limitation, transactions between the Company and the director, family members of directors and organizations with which the director or potential director is affiliated. The Governance Committee further considers the frequency and dollar amounts associated with any of these transactions and whether the transactions were in the ordinary course of business and were consummated on terms and conditions similar to those with unrelated parties. The full Board makes the final determination of director independence based upon the assessment and recommendation of the Governance Committee.

On an annual basis, each member of the Board is required to complete a questionnaire designed in part to provide information to assist the Board in determining whether the director is independent under the rules and regulations of Nasdaq, the rules and regulations of the SEC and other applicable laws. In addition, each director or potential director has an affirmative duty to disclose to the Board relationships between and among that director (or an immediate family member), the Company and/or the management of the Company.

The Board has affirmatively determined, upon the assessment provided by the Governance Committee, that all of our current directors, other than Mr. Moody, the Chief Executive Officer and President of the Company, were in 2010 and are currently independent because each person has no material relationship with the Company, our management or our independent registered public accounting firm, and that each director met the independence standards under the rules and regulations of Nasdaq, the rules and regulations of the SEC and other applicable laws. The Board determined that Mr. Moody is not independent due to his status as an executive officer of the Company.

Corporate Governance Guidelines

The Board adopted Corporate Governance Guidelines on September 21, 2009, and as amended on September 20, 2010, to help fulfill its responsibilities to the Company’s stockholders to oversee the work of management and the Company’s business operations. The guidelines are intended to assure that the Board has the necessary authority and practices established to review and evaluate the Company’s business operations and to make decisions independent of management. These guidelines, which provide a framework for the conduct of the Board’s business, provide that:

•	A majority of the members of the Board shall be independent directors;

•

The Board’s Governance Committee will work to determine the suitability of individual Board members, taking into account an individual’s skills, expertise, industry and other knowledge and business experience;

•	The Board will have full access to management and employees;

•	The independent directors shall meet regularly in executive sessions;

•	The Governance Committee will make available continuing education programs for directors, when appropriate;

•	The Board’s Compensation Committee will at least annually evaluate the performance of the Chief Executive Officer; and

•

The Board’s Governance Committee will conduct an annual evaluation of the performance of the Board. Our Corporate Governance Guidelines may be found on our website at www.forceprotection.net under the heading “Investor Relations — Governance Policies.”

Governance Committee

The members of the Governance Committee are Messrs. Paxton (Chairman) and Ellis, MajGen. Davis and LTG Thompson. Mr. Merlau was a member of the Governance Committee until May 7, 2010. The purpose of the Governance Committee is to assist the Board in identifying qualified individuals to become Board members, to determine the composition of the Board and committees, to monitor a process to assess Board effectiveness and to implement the Company’s corporate governance principles. The Governance Committee also oversees the entity-related risks facing the Company and coordinates the oversight of inter-related risks. Pursuant to its charter, the Governance Committee is responsible for:

•	Searching for individuals qualified to become Board members and selecting director nominees;

•	Developing a policy regarding the consideration of nominees for directors;

•	Developing Board member qualifications for director candidates and reviewing these qualifications with the Board periodically;

•	Evaluating and reporting to the Board on the performance and effectiveness of the Board;

•	Reviewing Board and committees size, composition and structure and presenting recommendations for committee membership and committee chairmen to the Board;

•	Developing and recommending to the Board a set of corporate governance principles, reviewing these principles annually and monitoring compliance;

•	Forming and delegating authority to subcommittees, as appropriate;

•	Retaining any consultant or firm that the Governance Committee considers appropriate to assist in identifying director candidates, retaining outside counsel and other advisors as appropriate;

•	Overseeing director compensation and making recommendations to the Board;

•	Conducting an annual evaluation of the performance of the Board, the Governance Committee and other committees; and

•

Annually reviewing the adequacy of the Governance Committee charter. The Governance Committee’s charter is posted on the Company’s website at www.forceprotection.net under “Investor Relations — Governance Policies.” Stockholders can obtain a printed copy of the Governance Committee’s charter by sending a written request to the Corporate Secretary at the Company, 1520 Old Trolley Road, Summerville, South Carolina 29485.

Related Party Transactions

The Board recognizes that transactions with related parties can present actual or potential conflicts of interest and wants to ensure that Company transactions are based solely on the best interest of the Company and our stockholders. Accordingly, the Board has delegated responsibility to the Audit Committee to review transactions between the Company and related parties, which are further described below. The Audit Committee has adopted a written policy providing procedures for review, approval and ratification of related party transactions. A related party transaction is a transaction between the Company and (a) a director, officer or 5% stockholder, (b) an immediate family member of a director, officer or 5% stockholder or (c) any other entity in which any of these persons have a material interest. All reportable related party transactions must be reviewed, approved or ratified by the Audit Committee. In determining whether to approve or ratify such transactions, the Audit Committee will take into account, among other factors and information it deems appropriate: (1) the related parties’ relationship to the Company and interest in the transaction, (2) the material facts of the transaction, (3) the benefits of the transaction to the Company, (4) an assessment of whether the transaction is (to the extent applicable) in the ordinary course of business, at arm’s length, at prices and terms customarily available to unrelated third-party vendors or customers generally, and whether the related party had any direct or indirect personal interest in, or received any personal benefit from, such transaction and (5) if applicable, the availability of other sources of comparable products and services. The Audit Committee chairman is authorized to approve related party transactions when it is impractical or undesirable to wait until the next committee meeting for approval. Such transactions must be reported to the Audit Committee at the next meeting.

The Governance Committee reviews all disclosed relationships and transactions for compliance with the independence standards and makes a recommendation to the Board regarding the independence of each director. For those directors identified as independent, the Company and the Board are aware of no relationships or transactions with the Company or management other than those of a type deemed immaterial in accordance with the guidelines described above.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or Compensation Committee of the Board. None of the current members of our Compensation Committee is now or has ever been an officer or employee of the Company or any subsidiary of Force Protection. See “Corporate Governance — Related Party Transactions” for a discussion of the Company’s transactions with related parties.

Presiding Lead Director; Executive Sessions

As of January 8, 2008, the Board appointed Lieutenant General Roger G. Thompson, Jr., USA (Ret.) as our presiding lead director. Our lead director serves as the chair of the non-management executive sessions. The independent directors meet regularly without the Chief Executive Officer or other members of management present in executive sessions. The Board intends to hold executive sessions of the non-management directors in conjunction with each regularly scheduled in-person meeting of the Board. Executive sessions were regularly conducted during the Board’s in-person meetings during 2010. In addition, the Chief Executive Officer’s performance review is conducted in executive session, and the Audit, Compensation and Governance Committees periodically meet in executive session.

Committees of the Board

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee, which operate under written charters approved by the full Board. The Governance Committee was established in May 2009. Each committee is composed entirely of directors meeting the applicable independence standards of Nasdaq and the rules and regulations of the Exchange Act, and the Board has determined in its business judgment that each director qualifies as “independent” from the Company and its management in accordance with the guidelines described under the heading of “Director Independence.” For 2010, LTG Thompson and Messrs. Day (Chairman), Merlau and Paxton were the members of our Audit Committee. The Board determined that Mr. Day is an “audit committee financial expert” defined by applicable SEC rules and that the members of the Audit Committee are “financially literate.”

The charters for each of the committees can be viewed on the Company’s website at www.forceprotection.net under “Investor Relations — Governance Policies” and are available in print at no charge to any stockholder upon request to the Corporate Secretary of Force Protection, Inc., 1520 Old Trolley Road, Summerville, South Carolina 29485.

Standing Committee Composition

The chart below identifies the members of each standing committee, each committee chairman, and the number of meetings held by each committee during 2010.

Name	Audit Committee	Compensation Committee	Governance Committee
John S. Day	Chair	X
Major General Jack A. Davis, USMC (Ret.)(1) .		X	X
B. Herbert Ellis		X	X
Kenneth A. Merlau(2)	X	Chair
John W. Paxton, Sr.(3)	X		Chair
Lieutenant General Roger G. Thompson, Jr., USA (Ret.).	X	X	X
2010 Meetings	9	7	6

(1)	Major General Jack A. Davis, USMC (Ret.) acted as Chairman of the Compensation Committee until May 7, 2010 and is currently a member of the Compensation Committee.
(2)	Mr. Merlau was elected as Chairman of the Compensation Committee on May 7, 2010 and was a member of the Governance Committee until May 7, 2010.
(3)	Mr. Paxton was a member of the Compensation Committee until May 7, 2010.

Board Meeting Attendance

The Board met 16 times during our fiscal year ended December 31, 2010. Each director attended at least 90% of the meetings of the Board and committees on which they were serving. All directors holding office at such time attended the Company’s 2011 Annual Meeting, although we do not have a formal policy in this regard.

Audit Committee

The Audit Committee oversees our accounting and financial reporting processes and the audit of our financial statements. The Audit Committee’s responsibilities and duties include, among other things:

•	Selecting the Company’s independent registered public accounting firm and pre-approving any audit and non-audit services provided by such firm;

•	Meeting to review and appraise the efforts of the independent registered public accounting firm;

•

Obtaining and reviewing at least annually a formal written report from the independent registered public accounting firm describing the independent registered public accounting firm’s quality control procedures, relationship between the independent registered public accounting firm and the Company and any other material issues during the independent registered public accounting firm’s most recent internal quality control or peer review and to engage in a dialogue with the independent registered public accounting firm with respect to their independence;

•	Reviewing and approving the Company’s internal audit function and reviewing with the internal corporate audit staff the Company’s internal system of audit and financial controls;

•

Meeting to review and discuss with management and the independent registered public accounting firm the Company’s annual audited financial statements and quarterly financial statements, including the Company’s management discussion and analysis of financial condition and results of operations, and to discuss with management and the independent registered public accounting firm the Company’s earnings press releases;

•

Periodically meeting with management and/or the independent registered public accounting firm to discuss any audit issues, and management’s response, and the Company’s guidelines and policies governing the processes used to assess, monitor and control the Company’s major financial risk exposures and steps taken by management to mitigate such exposure;

•	Reviewing the Company’s policy regarding hiring employees or former employees of the independent registered public accounting firm;

•	Reviewing related party transactions for potential conflicts; and

•	Conducting an annual performance evaluation of the Audit Committee and reviewing and reassessing at least annually the adequacy of the Audit Committee charter.

The Audit Committee is a separately-designated, standing committee of the Board established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the Audit Committee are Messrs. Day (Chairman), Merlau and Paxton and LTG Thompson. The Audit Committee operates under a written charter adopted by the Board, a current copy of which is available on our website at www.forceprotection.net under “Investor Relations — Governance Policies.” The Board has determined that each of LTG Thompson and Messrs. Day, Merlau and Paxton meets the independence requirements set forth in Rule 10A-3(b)(1) under the Exchange Act and the applicable rules of Nasdaq, all of the Audit Committee members are “financially literate” and Mr. Day qualifies as an “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K. Pursuant to the regulations of the SEC, a person who is determined to be an “audit committee financial expert” will not be deemed an expert for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an “audit committee financial expert” pursuant to Item 407(d)(5) of Regulation S-K. Furthermore, the designation or identification of a person as an “audit committee financial expert” pursuant to Item 407(d)(5) of Regulation S-K does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Audit Committee or the Board in the absence of such designation or identification. Moreover, the designation or identification of a person as an “audit committee financial expert” pursuant to Item 407(d)(5) of Regulation S-K does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

The Audit Committee regularly discusses with the Company’s independent registered public accounting firm the overall scope and plans for its respective audits. The Audit Committee meets with the Company’s independent registered public accounting firm, with and without management present, to discuss the results of its audits, its evaluations of the Company’s internal controls and the overall quality of the Company’s financial reporting. The Audit Committee also reviews compliance with the Company’s Code of Conduct and Ethics for employees, officers and directors and is responsible for establishing and administering the Company’s procedures for confidential reporting by employees of questionable accounting practices and handling complaints regarding accounting, internal controls and other audit matters.

In 2010, the Audit Committee met nine times.

Communications with the Board

The Company’s stockholders may communicate concerns to any director, Board committee or to the full Board by sending letters addressed to such directors, Board committees or the full Board of Force Protection, Inc. at 1520 Old Trolley Road, Summerville, South Carolina 29485, Attention: John F. Wall, III, Senior Vice President, Assistant General Counsel and Corporate Secretary. The office of the Senior Vice President, Assistant

General Counsel and Corporate Secretary will then, as appropriate, forward the communication to the intended director or directors, Board committee or the full Board. If the stockholder wishes the communication to be confidential, then the communication should be provided in a form that will maintain confidentiality such as stamping the envelope and the contents as “confidential.”

AUDIT COMMITTEE REPORT

This report reviews the actions taken by the Audit Committee with regard to our financial reporting process for 2010 and particularly with regard to our audited consolidated financial statements and related schedules included in our 2010 Annual Report.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and audits of the consolidated financial statements of the Company. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Company’s independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements and the related schedules in accordance with the standards of the PCAOB and issuing a report thereon and an attestation on the effectiveness of the Company’s internal controls over financial reporting. The Audit Committee’s responsibility is to monitor and oversee these processes. In carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to the Company’s financial statements or systems of internal controls or any professional certification as to the work of the independent registered public accounting firm. The Audit Committee has implemented procedures to ensure that during the course of each year it devotes the attention that it deems necessary to fulfill its oversight responsibilities under the Audit Committee’s charter.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management the audited financial statements and Management’s Report on Internal Controls Over Financial Reporting included in the Company’s Annual Report. In addition, the Audit Committee reviewed with the Company’s independent registered public accounting firm, Grant Thornton, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, or GAAP, in the United States, its judgments as to the quality, rather than just acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, other standards of PCAOB, SEC rules and other professional standards, which include, among other items, matters related to the conduct of the audit of the Company’s consolidated financial statements. The Audit Committee also reviewed with Grant Thornton LLP the “Report of Independent Registered Public Accounting Firm” on the effectiveness of the Company’s internal controls over financial reporting included in our Annual Report and concurred with the assessment of management with respect to the existence of effective controls over financial reporting as of December 31, 2010.

The Audit Committee has received and reviewed the written disclosures and the letter from Grant Thornton required by PCAOB Rule 3526, “Communication with Audit Committees Concerning Independence,” as modified or supplemented, and the Audit Committee has discussed with Grant Thornton its independence from management and the Company and has considered the compatibility with Grant Thornton’s independence as the Company’s independent registered public accounting firm of the non-audit services performed for the Company by Grant Thornton.

The Audit Committee reviewed with Grant Thornton the overall scope and plans for their audit. The Audit Committee met with Grant Thornton, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls over financial reporting and the overall quality of the Company’s financial reporting.

Based on its evaluations, the Audit Committee has selected Grant Thornton to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.

Based on the review and discussions above, the Audit Committee recommended to the Board that the Company’s audited financial statements and management’s assessment of the effectiveness of the Company’s internal controls over financial reporting be included in the Company’s Annual Report, and the Board approved such inclusion.

Audit Committee,

John S. Day (Chairman)

Kenneth A. Merlau

John W. Paxton, Sr.

Lieutenant General Roger G. Thompson, Jr., USA (Ret.)

The preceding Audit Committee Report is provided only for the purpose of this Information Statement. Pursuant to the regulations of the SEC, this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated, in whole or in part, in any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of the definitive proxy statement on Schedule 14A filed with the SEC on March 25, 2011 (the “Proxy Statement”) with management as required by Item 402(b) of Regulation S-K. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Proxy Statement. The Compensation Discussion and Analysis included in this Information Statement is substantially similar, except for discussion in “— 2011 Short-Term Incentive Program,” to the Compensation Discussion and Analysis included in the Proxy Statement.

Compensation Committee,

Kenneth A. Merlau (Chairman)

Major General Jack A. Davis, USMC (Ret.)

John S. Day

B. Herbert Ellis

Lieutenant General Roger G. Thompson, Jr., USA (Ret.)

The preceding Compensation Committee Report is provided only for the purpose of the Proxy Statement and this Information Statement. Pursuant to the regulations of the SEC, this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated, in whole or in part, in any other Company filing under the Securities Act of 1933, as amended, or the Exchange Act.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation and benefits provided to our named executive officers for 2010 are set forth in detail in the Summary Compensation Table and other tables and the accompanying footnotes and narrative material. This Compensation Discussion and Analysis explains the purposes of our executive compensation and benefits program and explains the material elements of the compensation awarded to each of our named executive officers. The discussion focuses primarily on the compensation awarded for the year ended December 31, 2010, but also addresses certain actions taken by the Compensation Committee during its review of the executive compensation program in early 2011. Our executive compensation and benefits program is designed and administered under the direction and control of the Compensation Committee. For more information, see “Compensation Committee.”

In connection with our proposed transaction with General Dynamics, the Board has made various decisions with respect to the 2011 Short-Term Incentive Program as discussed in “— 2011 Short-Term Incentive Program” and in Item 3 under the heading of “Past Contacts, Transactions, Negotiations and Agreements — Employment Agreements and Severance Agreements” to Schedule 14D-9.

Executive Summary

We are a leading designer, developer and manufacturer of survivability solutions, including blast- and ballistic-protected wheeled vehicles currently deployed by the U.S. military and its allies to support armed forces and security personnel in conflict zones. The Company made significant progress in fiscal 2010, with careful control of our cost structure and continued focus on our stated strategy of pursuing a broader range of products and customers. In 2010, we were able to demonstrate the capability to create significant value for our stockholders and our customers. Our accomplishments in 2010 included:

•	Selected by the United Kingdom Ministry of Defence as the preferred bidder in the Light Protected Patrol Vehicle program (“LPPV”);

•	Selected as one of the finalists for the Australian Land 121 program and selected to continue to the Request for Proposal phase of Canada’s Tactical Armored Patrol Vehicle Project (“TAPV”);

•	Received more than $1 billion in new orders in 2010;

•	Established a strategic plan for the future direction of the Company;

•

Achieved strong financial results of 20% gross margin and net cash from operating activities of $37 million, $6 million above budget. At the same time, however, we did not meet our revenue and earnings per Share (“EPS”) goals;

•	Improved customer relationships with U.S. and international customers through regular interactions at the highest organizational levels positioning us for future opportunities with these customers;

•	Reached an agreement to settle the federal stockholder class and derivative actions; and

•

Achieved strong Total Stockholder Return in comparison to peer group (see chart under “2010 Program Review — Peer Group Analysis”) highlighting the management team’s performance since taking over in January 2008. As the chart shows, the Company’s three-year cumulative Total Stockholder Return has surpassed the performance of all of our peer group and the referenced index.

Comparison of Three-Year Cumulative Total Stockholder(1) Return — December 2007 through December 2010

Date	The Company	S&P 600 Small Cap	S&P 600 Small Cap Aerospace and Defense	Peer Group
December 31, 2007	$100.00	$100.00	$100.00	$100.00
December 31, 2008	$127.78	$68.93	$64.44	$51.59
December 31, 2009	$111.33	$86.52	$61.16	$62.91
December 31, 2010	$117.74	$109.26	$81.07	$87.90

(1)	Total Stockholder Return assuming $100 invested on December 31, 2007 and reinvestment of dividends on a quarterly basis. Argon ST and Stanley, Inc. are not included in the Peer Group calculations as the former was acquired by the Boeing Company on August 5, 2010 and the latter was acquired by the CGI Group on August 18, 2010.

In light of the continuing evolution of our business, our executive compensation plan is designed to align with our strategic objectives. Our executive compensation program is tightly linked with our performance. More specifically, in 2010, we employed the following compensation policies and procedures for our executive officers, which included all of the named executive officers:

•	A focus on incentive based compensation:

•

Short- and long-term incentive represents 62% of an executive officer’s total compensation opportunity, with 30% tied to the Company’s stock price and mid-term performance metrics and the remaining 32% tied to achievement of challenging annual performance metrics.

•	Base salary represents 38% of a senior executive’s total compensation opportunity.

•

Base salary increases in 2010 were limited to the Chief Executive Officer, who had not had an increase since becoming Chief Executive Officer in 2008, and the Chief Operating Officer upon his promotion in February 2010. No other named executive officers received a salary increase in 2010.

•	The use of challenging performance goals that drive business success:

•	Both the Short-Term Incentive Plan and the performance-based restricted stock plan require that performance exceed budget for a payout to be earned.

•

The Short-Term Incentive Program uses three key strategic performance metrics that we believe drive success: revenue, net cash provided in operating activities and new orders. These measures are balanced by the use of annual and cumulative earnings per Share (EPS) in the performance-based restricted stock plan.

•

A formal clawback provision was included in cash bonus awards with respect to the recoupment of certain payments in the event of a restatement of the Company’s financial statements due to fraud or intentional misconduct.

Compensation Objectives and Philosophy

The Compensation Committee oversees the design, development and implementation of our executive compensation program. The objectives of the compensation philosophy are to:

•	Support our ability to attract and retain world-class leaders;

•	Align the interests of executives and stockholders through the use of long-term incentive compensation;

•	Reward performance, both short-term and long-term; and

•	Incorporate competitive pay practices that reflect consideration of compensation practices and pay levels of others in our industry and in general industry.

To achieve these objectives, our executive compensation program consists of a mix of:

•	Base salary;

•	Short-term incentives;

•	Long-term incentives comprised of stock options and performance-based and retention-based restricted stock;

•	Health and welfare benefits;

•	Retirement benefits including a 401(k) retirement plan, which provides for a Company matching contribution (the “401(k) Plan”), and a voluntary nonqualified deferred compensation plan; and

•	A perquisite allowance (which was discontinued starting in 2011).

The Company’s executive compensation program is administered under the direction of the Compensation Committee and is reviewed by the Compensation Committee on an annual basis to ensure that compensation levels meet the objectives stated above. The Compensation Committee uses information provided by its independent outside compensation consultant and internal human resources personnel to make informed compensation and benefit program decisions. The Chief Executive Officer is not involved in decisions regarding his own compensation.

Our Compensation Committee has, since January 2008, taken the following actions in furtherance of its philosophy and objectives:

•	Formalized the process used to evaluate the risks associated with the Company’s compensation programs;

•	Engaged an independent outside compensation consultant;

•	Evaluated the Company’s compensation programs using peer groups in order to better align the Company’s compensation programs with its compensation philosophy and business strategies;

•	Adopted annual short-term incentive plans to link pay and key performance metrics and performance levels;

•	Adopted a long-term incentive plan to encourage the long-term performance of the Company;

•	Adopted a policy with respect to the recoupment of certain payments in the event of a restatement of the Company’s financial statements due to fraud or intentional misconduct;

•

Approved the form of change-in-control agreements (severance agreements) for the Company’s executive officers to secure an employee’s continued service and, in connection with a change-in-control, ensure the employee’s continued dedication to his or her duties;

•	Eliminated certain tax gross-ups related to its limited perquisite program that provided financial planning services and taxable home security, and reduced the level of these perquisites; and

•	Adopted a no-hedging policy regarding the Company’s stock.

2010 Program Review

Peer Group Composition

Two peer groups were used in assessing market pay levels: an aerospace and defense industry group (“Defense Industry”) that represents companies in a similar line of business, and a general industry group (“General Industry”) to provide a broader measure of competitors for talent with the Company.

The Defense Industry peer group was comprised of 15 companies in the Standard and Poor’s Aerospace and Defense industry index with revenues between $100 million and $1.5 billion. Median revenue and market capitalization for this group was $532 million and $534 million, respectively. The Company’s fiscal year 2009 revenue was $977 million and market capitalization was $364 million. Axsys Technologies was removed from the group due to its acquisition by General Dynamics in September 2009. We believe that the 2010 Aerospace and Defense Industry peer group provides a representation of compensation levels in our industry category among companies similar to our size. The following table contains the companies in the Defense Industry peer group.

2010 Defense Industry Peer Group

AAR Corporation AeroVironment, Inc. Argon ST, Inc. Ceradyne, Inc.	Cubic Corporation Ducommun Incorporated GenCorp, Inc.	HEICO Corporation Hexcel Corporation Kratos Defense and Security Solutions, Inc. Ladish Co., Inc.	LMI Aerospace, Inc. Sparton Corporation Stanley, Inc. Triumph Group, Inc.

The General Industry peer group was comprised of 23 companies from Aon Hewitt’s Total Compensation Measurement™ database with revenue below $1.0 billion. Median revenue and market capitalization for this group was $738 million and $337 million, respectively. Since this group is based on the companies participating in Aon Hewitt’s database, the companies included will vary from year to year. Additions to the group in 2010 include: ACI Worldwide, ALLETE, AZZ, ESCO Technologies, Federal Signal, Fellowes, Hot Topic, IHS Group, and RehabCare Group. The following companies were removed from the group because they did not participate in Aon Hewitt’s database: Alpharma, Cabot Oil and Gas, Innophos and Milacron. We believe that the 2010 General Industry peer group as listed in the table below provides a representation of compensation levels in the broader industry from which we compete for talent.

2010 General Industry Peer Group

ACI Worldwide ALLETE, Inc. Ameron International Corporation AZZ, Incorporated Bissell Homecare, Inc. Bush Brothers & Company	ESCO Technologies Federal Signal Fellowes, Inc. Graco Inc. Hollister Incorporated Hot Topic, Inc. IHS Group Johnson Outdoors Inc.	Neenah Paper, Inc. OMNOVA Solutions Inc. R. G. Barry Corporation RehabCare Group, Inc. Thermadyne Holdings Corporation	Timex Group, USA Tredegar Corporation Valeant Pharmaceuticals International Zep, Inc.

Executive Pay Benchmarking

At the Compensation Committee’s request, in November 2009, Aon Hewitt evaluated the Company’s compensation programs using the peer groups listed above and made recommendations regarding the Company’s compensation programs and their alignment with the organization’s compensation philosophy and business strategies.

Aon Hewitt’s analysis provided market compensation pay levels for each of the executive officers at the time of the analysis including base salary levels, short- and long-term incentive opportunities, total compensation and mix of pay. The compensation data and the recommendations are a material part of the decision-making process for the Compensation Committee’s process for reviewing and approving pay adjustments and program changes for each of the executive officers.

In addition to the compensation data, the Compensation Committee also considers several other factors in making compensation decisions: prior year’s compensation, scope of responsibility of the named executive officer, future potential, Company performance, succession planning and retention. The Compensation Committee also reviews tally sheets summarizing current- and prior-year total compensation opportunities, potential wealth accumulation from equity and retirement plans, and severance and change-in-control provisions for each named executive officer. There is no specific weighting applied to each of these factors, and the impact of each varies from executive to executive and year to year.

Base Salary

The Compensation Committee intends to review base salaries annually and to adjust base salaries as necessary to align executive salaries with market levels and changes in job scope and responsibility. The Compensation Committee sets the base salary for the Chairman, President and Chief Executive Officer, and for the Company’s executive officers with input from the Chief Executive Officer. We believe that our combination of competitive base salary and incentive-based compensation allows us to attract and retain high-quality senior executives.

We believe that an appropriate and competitive base salary (market median) is a necessary element to attracting and retaining qualified executive officers. In determining base salary for the year ended December 31, 2010, the Compensation Committee sought to fairly compensate each executive based on the scope of their responsibilities, to ensure competitive market compensation for similar positions and to provide each executive with a reasonable level of economic security. In comparison to the Defense and General Industry peer groups described above, the Company’s base salaries approximate the market median, which is in line with our stated compensation philosophy.

At its January 2010 meeting, the Compensation Committee approved an increase in Mr. Moody’s salary from $560,000 to $620,000. This was his first salary increase since becoming the Chief Executive Officer and reflected his and the Company’s strong performance in 2009, a performance level he has consistently maintained since he became the Chief Executive Officer. The increase also positions his salary at the market median consistent with our compensation philosophy.

Upon his promotion to Chief Operating Officer in February 2010, Mr. Hutcherson’s salary was increased to $360,000 to reflect the responsibilities of his new role.

None of the other named executive officers’ salaries were increased for 2010.

2010 Short-Term Incentive Plan

In January 2010, the Compensation Committee approved, for eligible executives, performance metrics and performance levels for the 2010 Short-Term Incentive Plan, which is not a stockholder-approved plan. The 2010 Short-Term Incentive Plan was designed to align annual incentive pay with business objectives and performance.

In 2010, short-term incentive opportunities were increased for the executive officers. These opportunities are intended to provide an above-market median opportunity for stretch performance. Consistent with this approach, the performance needed to achieve a payout is more challenging than in 2009. For 2010, threshold performance was set at the same level as the Company’s 2010 budget instead of target. Therefore, in order to receive an above-threshold payout, Company performance must have exceeded budget and if budgeted performance is not achieved, no payout would be made on that particular metric. Target performance was set at 15% above budget and maximum performance was set at 30% above budget. Because the achievement of a maximum bonus was challenging, the Compensation Committee also increased the award opportunity at maximum from 150% of target payout to 175% of target payout. Finally, in addition to three financial metrics (the “Shared Metrics”) the 2010 plan also includes a set of personal metrics for each participant which are unique goals specific to their area of accountability.

The Shared Metrics represent 66% of the total award and the personal metrics represent 34% of the total award. Each executive officer’s annual incentive plan payout was dependent upon the level of performance attained on the Shared Metrics and personal metrics. Payouts can range from threshold to maximum as shown in the table below. No payments are made based on a metric where performance is below threshold.

The definitions and table below describe the Shared Metrics; threshold, target and maximum performance levels; actual 2010 performance for each measure; and the resulting payout based on 2010 performance.

(1)	Revenue was selected because it provides a measure of our growth and is defined as net revenue as reported in our Annual Report. Revenue represents 22% of the bonus award.

(2)	Net Cash Provided in Operating Activities is defined as cash received or expended as a result of the Company’s internal business activities. It includes cash earnings plus changes to working capital and provides a measure of the cash generated by the business. Net cash provided in operating activities represents 22% of the bonus award.

(3)	New Orders is defined as new awards received in fiscal 2010 including new contracts, modifications to existing contracts and follow-on purchases to existing contracts and was selected because of the Company’s increased focus on securing new orders as a way of growing revenue. New orders represents 22% of the bonus award.

Further, the Compensation Committee determined that, in the event that 2010 fiscal year diluted earnings per Share was less than or equal to $0.33, there would be no short-term incentive payout from the Shared Metrics to any eligible executive officer under the annual incentive plan irrespective of the performance on any of the above measures.

At its March 2011 meeting, the Compensation Committee exercised its discretionary authority under the Company’s Short-Term Incentive Plan to determine the final payouts for performance in 2010. In calculating the 2010 fiscal year diluted earnings per Share, the Compensation Committee approved the exclusion of $5.5 million related to the cost of the federal stockholder class action and related derivative class action lawsuit settlements, as well as the inclusion of $3.4 million of net income related to the delivery of seat modernization kits in December 2010, but for which the revenue recognition was delayed until January 2011. The class action settlement adjustment resulted in an earnings per Share adjustment of $0.08 and the net income adjustment resulted in an earnings per Share adjustment of $0.05. The Company’s reported Generally Accepted Accounting Principles (“GAAP”) earnings per Share for fiscal 2010 was $0.22 and the aforementioned adjustments resulted in an adjusted earnings per Share of $0.35. As a result, the Compensation Committee determined that the earnings per Share floor of $0.33 for a pay-out under the Short Term Incentive Plan was met, and all participants in the 2010 STIP were eligible for pay-outs under the plan. In addition, in reviewing the actual 2010 performance for each of the Shared Metrics, the Compensation Committee exercised its discretionary authority to exclude from the Net Cash Provided in Operating Activities the cash disbursement related to the class action settlement.

	2010 Performance Range			2010 Actual Performance
	Threshold (Budget)	Target (Budget +15%)	Maximum (Budget +30%)	In $ Millions		Payout as a % of Goal
(1) Revenue	$711 million	$818 million	$925 million	$656.0		0%
(2) Net Cash Provided by Operating Activities	$30.7 million	$35.3 million	$39.9 million	$38.1	(1)	146.5%
(3) New Orders	$713 million	$820 million	$927 million	$1,019.8		175%

(1)	Reflects the exclusion of $700,000 related to the net settlement costs to settle Federal class and derivative actions. Without this exclusion, net cash provided in operating activities would have been $37.4 million.

Based on the performance on the above metrics, the cumulative payout from the Shared Metrics was 104.7% of the target opportunity.

Personal metrics (34% of the total award) are set for each of the Company’s executive officers by the Compensation Committee in consultation with the Chief Executive Officer and for the Chief Executive Officer solely by Compensation Committee. Personal metrics are unique goals specific to each executive officer’s area of accountability. The personal metrics pool is funded at target as long as 2010 fiscal year earnings per Share was greater than $0. Actual 2010 diluted earnings per Share was $0.22 and, as a result, the personal metric pool was funded.

The following table displays the Personal metrics for each of the named executive officers.

Personal Metric Goals
Chief Executive Officer and President	Goal

•Build Board and management consensus on strategic plan

•Reestablish and reinforce market leading position

•Strengthen relationships and build credibility with a wide range of constituents

•Commence succession planning for leadership team

	Achievement	Mr. Moody’s Personal Metrics were awarded at Target (100%) performance. He was successful in leading the Company and the Board in the creation of a strategic plan for 2010 and beyond. He personally led the Company’s successful efforts to be selected by the United Kingdom Ministry of Defence as the preferred bidder in the Light Protected Patrol Vehicle Program and selected as one of the finalists for the Australian Land 121 program. As the public face of the company, Mr. Moody was able to increase the public recognition of the Company as a leader in survival technology as evidenced by the above-mentioned successes. He also spent considerable time in 2010 improving customer relationships with U.S. and international customers. We feel these efforts have positioned the Company for success in the years ahead. Succession planning for the Executive Leadership team was commenced in 2010 but remains in early stages as of year-end. The Company did not achieve its goal to announce an acquisition in 2010 and the Company failed to reduce its G&A expenses to the targeted levels. Based on the above factors, Mr. Moody’s Personal Metrics award was $210,800.
Chief Financial Officer	Goal	•Improve stockholder relationships and increase analyst coverage •Enhance existing cost accounting and financial analysis systems •Initiate internal discussion of finance-based strategies
	Achievement	Mr. Mathis’ Personal Metrics were awarded at Target (100%) performance. Mr. Mathis improved our stockholder relations by meeting frequently with our major investors and increasing our analyst coverage. During the course of 2010, he was responsible for major improvements in our cost accounting and financial analysis systems with gross margin increasing to 20%. Based on the above factors, Mr. Mathis was awarded a Personal Metrics payout of $76,500.
Chief Operating Officer	Goal	•Grow new vehicle programs •Increase revenue from legacy programs •Secure ISO certification •Strengthen relationships with customers
	Achievement	Mr. Hutcherson’s Personal Metrics were awarded at Target (100%) performance. Mr. Hutcherson was instrumental in the Company being selected as the preferred bidder in the United Kingdom Ministry of Defence’s Light Protected Patrol Vehicle program, one of the finalists for the Australian Land 121 program and being invited to propose for Canada’s Tactical Armored Patrol Vehicle Project. He strengthened relationships with customers. New orders for modernization rose, exceeding goal. The Company was also awarded ISO 9001 certification and opened its Afghanistan facility for ISS/modernization. Based on the above factors, Mr. Hutcherson was awarded a Personal Metrics payout of $91,800.

Personal Metric Goals
Former Chief Strategy Officer, General Counsel and Corporate Secretary	Goal	•Resolve outstanding legal issues •Facilitate process for development and execution of corporate strategy •Ensure best practices for corporate governance
	Achievement	Ms. Macdonald’s Personal Metrics were awarded at Target (100%) performance. Ms. Macdonald was instrumental in reaching an agreement to settle the Federal stockholder class and derivative actions for the Company. With Mr. Moody she successfully facilitated a process that led to the development of a corporate strategy for 2010 and beyond. In her role as Corporate Secretary, she continued to improve the Company’s corporate governance practices. Based on the above factors, Ms. Macdonald was awarded a Personal Metrics payout of $82,620.
Executive Vice President	Goal

•Establish team to pursue Route Clearance Vehicle Continued Life Cycle Support Services, or RCV, proposal

•Establish ISS/modernization facilities in Afghanistan

•Strengthen relationship with Total Life Cycle Support (“TLCS”) customers

•Increase TLCS revenue

	Achievement	Mr. Grazioplene’s Personal Metrics were awarded at Target (100%) performance. Mr. Grazioplene was instrumental in the establishment of 3 new vehicle locations in Afghanistan. He was instrumental in developing a teaming arrangement to pursue RCV program. He obtained additional contract modifications for continuing FSR support overseas. He developed an operational, logistical and spare parts maintenance manual. Based on the above factors, Mr. Grazioplene was awarded a Personal Metrics payout of $63,750.

Based on the performance on the Shared Metrics and each individual’s personal metrics, the table below displays the bonus payout for each individual (as a percentage of salary and dollar amount). The target opportunities in the table below were established, in part, based on the target opportunities of the two peer groups in the competitive market analysis. Overall, based on the data provided by Aon Hewitt in November 2009, the Company’s 2010 target opportunities were slightly above the median of the two selected peer groups in the aggregate, reflecting the above-target performance necessary to receive a target level payout.

	2010 Short-Term Incentive Opportunity as a Percentage of Salary			2010 Payout
	Threshold	Target	Maximum	In $	As a % of Salary
Chief Executive Officer and President	50.0%	100.0%	175.0%	$649,326	105%
Chief Financial Officer	37.5%	75%	131.3%	$235,643	79%
Chief Operating Officer	37.5%	75%	131.3%	$282,771	79%
Former Chief Strategy Officer, General Counsel and Corporate Secretary	37.5%	75%	131.3%	$254,494	79%
Executive Vice President	37.5%	75%	131.3%	$136,369	79%

2011 Short-Term Incentive Program

In February 2011, the Compensation Committee approved, for eligible executives and other employees, performance metrics and performance levels for the 2011 Short-Term Incentive Program, which is not a stockholder-approved plan. The 2011 Short-Term Incentive Program was designed to align annual incentive pay with business objectives and performance.

In connection with the Merger and to the extent that payments with respect to the 2011 Short-Term Incentive Program have not been paid prior to the closing date of the Merger, the Board has agreed to waive any performance metrics applicable to the 2011 Short-Term Incentive Program. The bonus payout for each participant will be at the target level and be paid at the normally scheduled time for such payments as long as the participant does not voluntarily terminate his or her employment or consulting arrangement prior to the bonus payout date.

Long-Term Incentives

Long-term incentives are intended to motivate and reward employees for creating stockholder value and to retain employees. The Company believes that stock ownership by the executive officers is critical in order to align the interests of our executives with those of stockholders.

Awards are granted under the Company’s 2008 Stock Plan which was approved by the Company’s stockholders at the 2008 Annual Meeting on November 21, 2008. The plan permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, dividend equivalent rights and other types of equity-based or equity-related awards.

The Compensation Committee considers Company and individual performance assessments, executive retention, available market data, recommendations from management, share dilution and other factors to determine the size and types of long-term incentive awards for each executive officer. At its February 2010 meeting, the Compensation Committee reviewed the recommendations of management and competitive market data provided by its outside compensation consultant and approved the awards listed in the table under the heading of “Grants of Plan-Based Awards.” At its December 2010 meeting, the Compensation Committee approved the retention-based time-vested restricted stock grant listed in the Grants of Plan-Based Awards table and discussed below. Management does not make a recommendation with respect to the Chief Executive Officer.

Award levels approved by the Compensation Committee in February 2010 were higher than in 2009 based on an anticipation that award levels would be higher in 2010 among the companies in the Defense and General Industry peer groups. In general, award levels were targeted at approximately 10% above the market median in 2009.

In February 2010, 25% of the total award was delivered through stock options and 75% through performance-based restricted stock. We chose these vehicles so that the entire award opportunity would be performance-based with a focus on stockholder value (stock options) and short- and mid-term profitably (performance-based restricted stock). Performance-based restricted stock was weighted more heavily than stock options because fewer shares are required to deliver the same amount of long-term incentive opportunity.

Performance-Based Restricted Stock

Similar to the 2010 Short-Term Incentive Plan, target opportunities for the 2010 Long-Term Incentive Plan were increased, as noted in the table below, to reflect an above-market opportunity for stretch performance. Like the 2010 Short-Term Incentive Plan, threshold performance reflected budget performance, and target and maximum reflected stretch performance. In order to receive an above-threshold payout, Company performance must have exceeded budget, and if budgeted performance was not achieved, no payout was made on that particular metric and the opportunity becomes part of the next performance goal. Because the achievement of maximum performance was challenging, the Compensation Committee also increased the award opportunity at maximum from 150% of target payout to 175% of target payout.

	Performance-Based Restricted Stock Opportunity as a Percentage of Salary
	Threshold	Target	Maximum
Chief Executive Officer and President	52.5%	105.0%	183.8%
Chief Financial Officer	45.0%	90.0%	157.5%
Chief Operating Officer	45.0%	90.0%	157.5%
Former Chief Strategy Officer, General Counsel and Corporate Secretary	45.0%	90.0%	157.5%
Executive Vice President	45.0%	90.0%	157.5%

In 2010, we lengthened the performance period from one year with vesting immediately and over the following two years, to a three-year program with performance assessment at the completion of years one, two and three. The change was made to provide a strong incentive for achieving specific performance objectives over an extended period. Therefore, the earned award is tied to performance and supports our pay-for-performance objective. The value of the award is denominated in shares and, as a result, the value will fluctuate along with the Company stock price, resulting in a strong connection between executive and stockholder interests.

The performance-based restricted stock award is comprised of three parts, each comprising one-third of the total award.

1.	Earnings per Share (EPS) for 2010. At the conclusion of fiscal year 2010, the Company’s 2010 EPS was compared against the 2010 EPS goal and if threshold performance or greater had been achieved, a payout would have been made based on one-third of the total award opportunity. If the threshold goal was not achieved, no award would be made and the one-third opportunity would become part of the 2010-2011 award opportunity.

2.	Cumulative EPS for 2010-2011. At the conclusion of fiscal year 2011, the Company’s cumulative 2010-2011 EPS will be compared against the 2010-2011 EPS goal and if threshold performance or greater is achieved, a payout will be made based on one-third of the total award opportunity plus the one-third from the 2010 award opportunity that was not achieved in 2010. If the threshold goal is not achieved, no award will be made and the opportunity (both the 2010 and 2010-2011 opportunity) will become part of the 2010-2012 award opportunity.

3.	Cumulative EPS for 2010-2012. At the conclusion of fiscal year 2012, the Company’s cumulative 2010-2012 EPS will be compared against the 2010-2012 EPS goal and if threshold performance or greater is achieved, a payout will be made based on one-third of the total award opportunity plus any unearned award opportunities from prior opportunities. If the threshold goal is not achieved, no award will be made and the opportunity and all prior unearned opportunities will be forfeited.

In February 2010, performance levels using diluted EPS were set for the 2010, 2010-2011, and 2010-2012 performance periods. The performance and payout levels for the 2010 performance period are displayed in the following table. In 2010, the Company’s EPS was $0.22, and therefore, no payout was made, and the award opportunity is now part of the 2010-2011 award opportunity.

	Performance and Payout Ranges for 2010 Performance Period
	Threshold	Target	Maximum
EPS Goal	$0.55	$0.66	$0.74
Payout as a % of Target Opportunity	50%	100%	175%

The Compensation Committee has established EPS goals for the 2010-2011 and 2010-2012 performance periods. These goals are not disclosed because we believe that they are confidential information and their disclosure would result in competitive harm to the organization. The Company believes these goals contain a high degree of difficulty, and the accomplishment of these goals is entirely uncertain without significant achievements by the executive officers and the entire Company.

Stock Options

Options to purchase shares of the Company stock granted to named executive officers become exercisable in three equal annual installments commencing on the first anniversary of the award. The three-year vesting schedule provides a means of both retaining and motivating executives. The exercise price of the options is the closing price on the date of the grant. The options have a maximum term of ten years. Grants made to our named executive officers are reported in the Grants of Plan-Based Awards table on page A-35.

Retention-Based Time-Vested Restricted Stock Award

In November 2010, the Compensation Committee conducted its annual review of peer compensation levels with the purpose of informing 2011 compensation decisions. This analysis showed that 2010 levels among the peer companies had increased since 2009 at a level higher than our February 2010 awards had assumed. The analysis also led us to restructure our long-term compensation program for 2011 to continue to include stock options and performance-based restricted stock but also, as many of our aerospace and defense peers do, to include retention-based time-vested restricted stock.

Based on the shortfall of time-vested stock in our February 2010 long-term incentive grant and recognizing the need to include a retention component in our 2010 Long-Term Incentive Program and the desire to further align the 2010 Long-Term Incentive Program with our peer groups, the Compensation Committee granted retention-based time-vested restricted stock awards to our executive officers and other members of senior management in December 2010. These awards vest over three years.

The table below displays the total 2010 long-term incentive award opportunity, inclusive of the February and December 2010 awards, for the executive team. Performance-based restricted stock continues to represent the majority (53%) of the total award compared to 75% previously. Stock options represent 18% of the total award compared to 25% previously. Retention-based time-vested restricted stock represents 29% of the total award.

	Total 2010 Target Long-Term Incentive Opportunity as a Percentage of Salary
	Performance- Based Restricted Stock	Stock Option	Retention- Based Time- Vested Restricted Stock	Total
Chief Executive Officer and President	105%	35%	56%	196%
Chief Financial Officer	90%	30%	48%	168%
Chief Operating Officer	90%	30%	48%	168%
Former Chief Strategy Officer, General Counsel and Corporate Secretary	90%	30%	48%	168%
Executive Vice President	90%	30%	48%	168%

Perquisites Allowance

For 2010, the Company reduced the taxable financial planning perquisite from $15,000 to $7,000 and the taxable home security perquisite from $7,500 to $3,000 to better reflect the current cost of providing these services. Starting in 2011, the perquisite allowance has been discontinued and the value of the allowance was added to each participant’s base salary effective January 1, 2011.

The Company does provide a tax gross-up with respect to imputed income for spousal travel to pre-approved Company events.

Health and Welfare Benefits

The Company provides its named executive officers health and welfare benefits including medical, dental and vision coverage, life insurance, and disability insurance (long- and short-term) on the same basis as all other employees.

401(k) Plan

Our named executive officers also participate in our 401(k) Plan on the same terms as all of our salaried employees. The 401(k) Plan permits participants to make pre-tax salary contributions or after-tax Roth contributions, and the Company makes matching contributions up to the maximum amount permitted under the Internal Revenue Code.

The Company does not maintain any tax-qualified defined benefit pension plans.

Deferred Compensation Plan

The Force Protection Deferred Compensation Plan is available to executives and other members of senior management. This plan is designed to provide a market competitive financial benefit that allows executives to defer additional income under a non-qualified plan and build additional retirement assets without limitations imposed by the Internal Revenue Code Section 401(a)(17) compensation limit ($245,000 for 2010). The Plan allows participants to defer up to 85% of base salary and/or short-term incentive payments.

Under the plan, the Company may elect to make matching contributions to all participant accounts. For 2010, the Company elected to make a matching contribution of 4% of a participant’s earnings that could not be recognized because of the compensation limit.

Participant deferrals and the Company contributions earn a rate of return based on the performance of investment choices, which mirror the 401(k) Plan Investment choices, selected by the participant. All participant deferrals are 100% vested. Company contributions vest under the same schedule as the 401(k) Plan.

Change-in-Control and Indemnification Arrangements

The Compensation Committee believes that a severance plan for our executives allows us to attract, motivate and retain the best possible talent. The Company’s “change-in-control” arrangements are intended to serve the objectives of fairness and support for difficult organizational decisions. These arrangements were established with the advice of the Compensation Committee’s outside consultant based on competitive and market trends. The Compensation Committee determined that these arrangements provide a benefit to the Company and its stockholders.

In 2008 and 2009, the Compensation Committee approved the form of and entered into severance agreements (change-in-control agreements) with the executive officers (the “Severance Agreements”), excluding the Chief Executive Officer, who is subject to a separate employment agreement with similar provisions. These agreements provide an inducement to secure the executives’ continued service and, in the event of any threat, occurrence, negotiation or other action that could lead to, or create the possibility of, a change-in-control, are designed to ensure the executives’ continued and undivided dedication to their duties. Amounts paid under the Severance Agreements are in lieu of all other severance or similar payments or benefits. In 2009, the Board approved the entry into indemnification agreements with each of our directors and executive officers, which provide for certain indemnification rights, including certain rights in connection with a change-in-control of the Company. See “Estimated Potential Payments Upon Termination or Change-in-Control” on page A-42 for a further discussion of these arrangements.

Deductibility of Executive Compensation

As part of its role, the Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals unless certain guidelines are followed. Although the Compensation Committee has not adopted any specific policy with respect to the application of Section 162(m), it intends to design and approve compensation programs that meet the needs of the organization. In certain situations, the Compensation Committee may approve compensation that will not meet the requirements of Section 162(m) in order to ensure competitive levels of total compensation for its executive officers. In 2010, Mr. Moody received compensation that was not deductible under Section 162(m) of the Internal Revenue Code in excess of $1,000,000.

The Compensation Committee also considers the accounting treatment of its compensation programs; however, aside from overall cost, accounting treatment is generally not a factor in determining compensation. In order to ensure that the Compensation Committee has maximum flexibility to grant incentive compensation opportunities to executive officers that satisfy the requirements of Section 162(m), the Company is submitting its Amended and Restated 2008 Stock Plan for consideration and approval by Stockholders.

Stock Ownership Guidelines

While the Compensation Committee has determined not to adopt formal stock ownership guidelines for outside directors and executive officers at this time, the Compensation Committee does expect outside directors and executives to retain meaningful ownership in Company stock. The Compensation Committee intends to review the need for formal stock ownership guidelines on an annual basis.

Clawback Provisions

In connection with the adoption of the 2009 Short-Term Incentive Plan, the Board adopted a policy with respect to the recoupment of certain payments in the event of a restatement of the Company’s financial statements due to fraud or intentional misconduct. If such an event occurs, the Compensation Committee will review the performance-based bonuses paid to the named executive officers pursuant to the Short-Term Incentive Plan and, to the extent that such restatement was the result of fraud or intentional misconduct by a named executive officer, the Company shall have the right to recoup, and such named executive officer shall pay the Company, any bonus improperly paid to such named executive officer for performance during the period or periods that are the subject of such restatement.

Hedging Policy

It is the Company’s policy that all employees, including the named executive officers, cannot purchase or sell options of common stock, engage in short sales with respect to common stock or trade in puts, calls, straddles, equity swaps or other derivative securities that are directly linked to common stock of the Company.

Role of Chief Executive Officer in Compensation Decisions

The Compensation Committee makes all final compensation decisions for all the named executive officers and approves recommendations regarding equity awards, if any, for all the named executive officers and other eligible management of the Company.

Our Chief Executive Officer annually reviews the performance of each named executive officer with the Compensation Committee. The conclusions and recommendations based on these reviews, including recommendations with respect to salary adjustments and annual award amounts, are finally approved by the Compensation Committee. The Compensation Committee may exercise its discretion in modifying any recommended adjustments or awards to executive officers.

Actions Taken in 2011

The Compensation Committee has approved several changes to the 2011 executive compensation program.

Base Salary

At its January 2011 meeting, the Compensation Committee approved merit increases for Mr. Hutcherson (to $396,000) and Mr. Mathis (to $360,000), effective January 1, 2011.

In addition, participants in the perquisite allowance program received a base salary increase of $10,000 to reflect the elimination of the perquisite allowance program as described below.

Short-Term Incentive

At its December 2010 meeting, the Compensation Committee reviewed the short-term incentive program and then determined the program structure for 2011. For 2011, the short-term incentive opportunities and metrics remain the same as for 2010. In order to be more aligned to competitive market practice, the Compensation Committee approved setting target performance equal to the fiscal 2011 budget. Threshold performance is set at 75% of target and maximum performance is set at 125% of target. Payout opportunities are 50% of target for threshold performance and 150% (reduced from 175%) for maximum performance reflecting the reduced difficulty of achieving maximum performance.

Long-Term Incentives

The 2011 Long-Term Incentive Program is comprised of three elements: stock options (20% of the total award), performance-vesting restricted stock (40% of the total award), and retention-based time-vested restricted stock (40% of the total award).

The performance metric for the 2011 restricted stock program is 2011 earnings per Share. The change from using cumulative earnings per Share goals in addition to single-year earnings-per-share-goal was made to reflect the evolving nature of our business and the difficulty in setting cumulative earnings per Share goals. Our performance against the threshold, target and maximum earnings per Share goals set by the Compensation Committee at its January 2011 meeting will determine the number of shares earned and those shares will vest in equal installments in 2012, 2013 and 2014. As with the short-term incentive opportunity, the maximum award opportunity was reduced from 175% of salary to 150% of salary.

As noted above, retention-based time-vested restricted stock is now part of the long-term incentive program. It was added to provide both performance incentives and retention incentives, and to further align our long-term incentive program with our peer groups. Therefore, the final earned award is tied to performance, supports our pay-for-performance objective and promotes retention of the executive officer. The value of the award is denominated in shares, and as a result, the value will fluctuate along with the Company stock price, resulting in a strong connection between executive and stockholder interests.

Perquisites

Starting in 2011, the perquisite allowance of $10,000 has been eliminated to further align the Company’s executive compensation program with market practice. To facilitate current participants to continue paying for these services, we have increased each participant’s base salary by $10,000, as described above.

Summary Compensation Table

The following table sets forth information concerning total compensation earned or paid to those individuals who acted as our principal executive officer and principal financial officer during the year ended December 31, 2010 and our other three most highly compensated executive officers for services rendered to us during the year ended December 31, 2010.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)(6)	All Other Compensation(7)	TOTAL
Michael Moody(8)	2010	$617,923	—	$679,545	$241,594	$649,326	$83,154	$2,271,542
Chief Executive Officer,	2009	$560,000	—	$579,600	$112,063	$630,000	$65,500	$1,947,163
President and Chairman of the Board	2008	$536,127	$418,656	$820,000	$311,100	$418,656	$40,748	$2,545,287

Charles Mathis(9)	2010	$300,000	—	$281,843	$96,411	$235,643	$31,690	$945,587
Chief Financial Officer	2009	$300,000	—	$191,248	$36,976	$225,000	$267,931	$1,021,155
	2008	$155,420	$121,010	$213,200	$45,750	$74,760	$28,610	$638,750

Phillip Randall Hutcherson(10)	2010	$350,769	—	$310,639	$96,411	$282,771	$29,411	$1,070,001
Chief Operating Officer	2009	$213,462	$75,000	$266,249	$36,976	$166,438	$72,131	$830,256
	2008	—	—	—	—	—	—	—

Lenna Ruth Macdonald(11)	2010	$324,000	—	$304,388	$104,123	$254,494	$33,175	$1,020,180
Former Chief Strategy Officer,	2009	$324,000	—	$206,551	$39,935	$243,000	$46,052	$859,538
General Counsel and Corporate Secretary	2008	$308,790	$161,481	$410,000	$91,500	$161,481	$19,194	$1,152,446

James Grazioplene(12)	2010	$250,000	—	$234,869	$73,407	$196,369	$26,560	$781,205
Executive Vice President	2009	$158,657	$50,000	$143,750	$18,233	$124,315	$27,530	$522,485
	2008	—	—	—	—	—	—	—

(1)	The amounts in this column include amounts deferred pursuant to the Company’s Non-Qualified Deferred Compensation Plan. See also “Non-Qualified Deferred Compensation” table.
(2)	During 2009, we provided sign-on bonuses to Messrs. Hutcherson and Grazioplene at the start of their employment. During 2008, Mr. Mathis received a one-time discretionary income bonus of $57,788 after completion of his first 30 days of continuous employment. During 2008, the Board provided discretionary bonuses to Messrs. Mathis and Moody and Ms. Macdonald.
(3)	Reflects the total grant date fair value of stock awards granted, disregarding for this purpose the estimate of forfeitures related to vesting conditions. The fair value of the awards was determined in accordance with the ASC Topic No. 718. The total grant date fair value for stock awards in 2010 includes the threshold grant date fair value of restricted stock granted to Messrs. Moody, Mathis, Hutcherson and Grazioplene subject to performance conditions of $332,346, $137,841, $137,841, and $114,869, respectively, and for Ms. Macdonald of $148,869. The grant date fair value for these awards to Messrs. Moody, Mathis, Hutcherson and Grazioplene if maximum performance is achieved as follows: $1,163,210, $482,445, $482,445, and $402,041, respectively, and for Ms. Macdonald of $521,040. In addition, Messrs. Moody, Mathis, Hutcherson and Grazioplene received restricted stock subject to vesting conditions in the amount of $347,200, $144,002, $172,798 and $120,001, respectively, and for Ms. Macdonald of $155,519. Please refer to the Grants of Plan-based Awards table for more information. The assumptions relied upon in estimating the disclosed amounts are further described in Note 9 to the financial statements included in the Annual Report.
(4)	Reflects the total grant date fair value, disregarding for this purpose the estimate of forfeitures related to vesting conditions, of stock options granted in 2010 for all individuals. The fair value of the awards was determined in accordance with ASC Topic No. 718. Please refer to the Grants of Plan-based Awards table for more information. The assumptions relied upon in estimating the disclosed amounts are further described in Note 9 to the financial statements included in the Annual Report.
(5)	In February 2008, the Compensation Committee approved a short-term incentive plan (“2008 STIP”) for executive officers, including the named executive officers, and the 2008 amounts reflect bonuses earned under the 2008 STIP and were paid to those executive officers in 2009. In April 2009, the Compensation Committee approved a short-term incentive plan (“2009 STIP”) for executive officers, including the named executive officers, and the 2009 amounts reflect bonuses earned under the 2009 STIP and were paid to those executive officers in 2010. In January 2010, the Compensation Committee approved a short-term incentive plan (“2010 STIP”) for executive officers, including the named executive officers, and the 2010 amounts reflect bonuses earned under the 2010 STIP and were paid to those executive officers in 2011.
(6)	For the year ended December 31, 2008, we did not have an approved deferred compensation plan. On October 31, 2009, we adopted and executed a nonqualified deferred compensation plan which allows for contributions by both the employee and the Company. Contributions may be invested in the same vehicles used for the Company’s tax-qualified 401(k) plan. All earnings under the nonqualified plan in 2010 were less than those which could have been earned assuming all contributions were invested in a vehicle earning 120% of the Applicable Federal Rate.

(7)	Amounts shown in this column are detailed in the chart below:

2010 All Other Compensation

Name	Company - Paid Life and AD&D Insurance and COBRA Premiums	Security Allowance	Company NQDC Contributions(a)	Company 401(k) Plan Match	Spousal Travel	Financial Planning Services	Tax Gross- Ups(b)	Total
Michael Moody	$2,772	$3,000	$40,117	$9,800	$11,573	$7,000	$8,892	$83,154
Charles Mathis	690	3,000	11,200	9,800	—	7,000	—	31,690
Phillip Randall Hutcherson	1,600	3,000	10,888	6,923	—	7,000	—	29,411
Lenna Ruth Macdonald	495	3,000	12,880	9,800	—	7,000	—	33,175
James Grazioplene	1,592	3,000	5,173	9,795	—	7,000	—	26,560

(a)	Represents amounts paid by the Company into the Company’s nonqualified deferred compensation plan.
(b)	Represents tax gross-ups paid with respect to imputed income for spousal travel to pre-approved Company events.

(8)	Mr. Moody was appointed as our President on September 18, 2007. He was appointed Chairman of the Board on January 8, 2008 and was appointed as our Interim Chief Executive Officer effective February 1, 2008. On February 29, 2008, he was appointed as our Chief Executive Officer.
(9)	Mr. Mathis joined the Company as Executive Vice President, Finance in June 2008 and became Chief Financial Officer effective October 1, 2008.
(10)	Mr. Hutcherson joined the Company as Executive Vice President, Programs, Global Sales and Business Development on April 7, 2009 and became Chief Operating Officer in February 2010. On August 5, 2011, he was appointed Chief of Business Development.
(11)	Ms. Macdonald joined the Company effective November 12, 2007 as our Co-General Counsel and was promoted to Chief Strategy Officer, General Counsel and Corporate Secretary on March 24, 2008. On January 25, 2011, the Company determined that Ms. Macdonald was no longer an executive officer as defined by Rule 3b-7 of the Securities Exchange Act of 1934, as amended, and that as of such date, would not be acting in the capacity of Chief Strategy Officer, General Counsel and Corporate Secretary of the Company.
(12)	Mr. Grazioplene joined the Company as Executive Vice President, Total Life Cycle Support, on May 4, 2009. On September 21, 2010, Mr. Grazioplene accepted a joint-venture assignment on behalf of the Company, his title was changed to Executive Vice President, and he was no longer deemed an “executive officer” of the Company.

2010 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: No. of Shares of Stock or Units(3)	All Other Option Awards: No. of Securities Underlying Options(3)	Exercise or Base Price of Option Awards(3)	Grant Date Fair Value of Stock and Option Awards(4)
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum
Michael Moody	1/18/2010	$310,000	$620,000	$1,085,000
	2/16/2010				$332,346	$664,691	$1,163,210				$332,346
	2/16/2010								74,996	$5.34	$241,594
	12/8/2010							65,386			$347,200

Charles Mathis	1/18/2010	$112,500	$225,000	$393,750
	2/16/2010				$137,841	$275,683	$482,445				$137,841
	2/16/2010								29,928	$5.34	$96,411
	12/8/2010							27,119			$144,002

Phillip Randall Hutcherson	1/18/2010	$135,000	$270,000	$472,500
	2/16/2010				$137,841	$275,683	$482,445				$137,841
	2/16/2010								29,928	$5.34	$96,411
	12/8/2010							32,542			$172,798

Lenna Ruth Macdonald	1/18/2010	$121,500	$243,000	$425,250
	2/16/2010				$148,869	$297,737	$521,040				$148,869
	2/16/2010								32,322	$5.34	$104,123
	12/8/2010							29,288			$155,519

James Grazioplene	1/18/2010	$93,750	$187,500	$328,125
	2/16/2010				$114,869	$229,737	$402,041				$114,869
	2/16/2010								22,787	$5.34	$73,407
	12/8/2010							22,599			$120,001

(1)	Reflects threshold, target and maximum payouts under the 2010 STIP. For more information, please see the description of our STIP contained in the Compensation Discussion and Analysis of this Information Statement. The actual amount earned by each named executive officer in 2010 is reported under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2)	Reflects threshold, target and maximum payouts of performance-based restricted stock grants under the long-term incentive plan. For more information, please see the description of our long-term incentive plan contained in the Compensation Discussion and Analysis of this Information Statement.
(3)	The stock options and restricted stock awards were granted under the Force Protection 2008 Stock Plan. The vesting restricted stock vests in one-third increments on the first three anniversaries of the grant date. The exercise price for all stock option grants is equal to the closing stock price on the date of grant. The grant date fair values were determined in accordance with ASC Topic No. 718. The grant date fair value is generally the amount that we will expense in our financial statements over the award’s service period, but does not include a reduction for forfeitures. The assumptions relied upon in estimating the disclosed amounts are further described in Note 9 to the consolidated financial statements in the Company’s 2010 Annual Report.
(4)	The Grant Date Fair Value for the equity incentive plan awards represents the value determined under ASC Topic No. 718 based on the most probable outcome at the time of grant, disregarding for this purpose the estimate of forfeitures related to vesting conditions. The assumptions relied upon in estimating the disclosed amounts are further described in Note 9 to the consolidated financial statements in the Company’s 2010 Annual Report.

Outstanding Equity Awards at 2010 Year-End

The following table shows the unexercised options and stock awards that have not vested for each named executive officer outstanding as of the year ended December 31, 2010.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Unexercisable)(1)	Equity Incentive Plan Awards; Number of Securities Underlying Unearned Options(#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested		Market Value of Nonvested Shares or Units of Stock Held that Have Not Vested(2)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights that Have Not Vested(3)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, or Other Rights that Have Not Vested(4)
Michael Moody	11,084	22,169		$5.81	4/7/2019
	—	74,996		$5.34	2/16/2020
	113,332	56,668		$3.28	11/21/2018
						83,334	(5)	$459,170
						88,675	(6)	$488,599
						65,386	(7)	$360,277
									62,237	$342,926

Charles Mathis	—	29,928		$5.34	2/16/2020
	3,657	7,315		$5.81	4/7/2019
	16,666	8,334		$3.28	11/21/2018
						21,668	(8)	$119,391
						29,260	(9)	$161,223
						27,119	(10)	$149,426
									25,813	$142,230

Phillip Randall Hutcherson	3,657	7,315		$5.81	4/7/2019
	—	29,928		$5.34	2/16/2020
						29,260	(14)	$161,223
						32,542	(15)	$179,306
									25,813	$142,230

Lenna Ruth Macdonald	3,950	7,900		$5.81	4/7/2019
	33,332	16,668		$3.28	11/21/2018
	—	32,322		$5.34	2/16/2020
						41,668	(11)	$229,591
						31,601	(12)	$174,122
						29,288	(13)	$161,377
									27,878	$153,608

James Grazioplene	—	22,787		$5.34	2/16/2020
	1,327	2,654		$7.85	5/4/2019
						10,616	(16)	$58,494
						22,599	(17)	$124,520

(1)	All stock options vest in one-third increments beginning on the first anniversary of the date of grant.
(2)	The market value of the shares of unvested restricted stock was calculated based on the closing price of the Company’s common stock on the last trading day in 2010, December 31, 2010 ($5.51).
(3)	The quantity of equity incentive plan awards reported as unearned and unvested is the amount expected to be earned based on performance through December 31, 2010 equal to 100% of the threshold amounts of the 2010 grants of performance-based restricted stock.
(4)	The market value of the equity incentive plan awards reported as unearned and unvested was calculated based on the closing price of the Company’s common stock on the last trading day in 2010, December 31, 2010 ($5.51).
(5)	Represents 83,334 shares of restricted stock vesting on November 21, 2011.
(6)	Represents shares of performance-based restricted stock that have been earned, but have not yet vested. These shares will vest in the following amounts: 44,337 shares on April 7, 2011 and 44,338 shares on April 7, 2012.
(7)	Represents 65,386 shares of restricted stock that will vest in one-third increments on December 8, 2011, December 8, 2012, and December 8, 2013.
(8)	Represents 21,668 shares of restricted stock vesting on November 21, 2011.
(9)	Represents shares of performance-based restricted stock that have been earned, but have not yet vested. These shares will vest in the following amounts: 14,629 shares on April 7, 2011 and 14,631 shares on April 7, 2012.
(10)	Represents 27,119 shares of restricted stock that will vest in one-third increments on December 8, 2011, December 8, 2012, and December 8, 2013.
(11)	Represents 41,668 shares of restricted stock vesting on November 21, 2011.
(12)	Represents shares of performance-based restricted stock that have been earned, but have not yet vested. These shares will vest in the following amounts: 15,800 shares on April 7, 2011 and 15,801 shares on April 7, 2012.

(13)	Represents 29,288 shares of restricted stock that will vest in one-third increments on December 8, 2011, December 8, 2012, and December 8, 2013.
(14)	Represents shares of performance-based restricted stock that have been earned, but have not yet vested. These shares will vest in the following amounts: 14,629 shares on April 7, 2011 and 14,631 shares on April 7, 2012.
(15)	Represents 32,542 shares of restricted stock that will vest in one-third increments on December 8, 2011, December 8, 2012, and December 8, 2013.
(16)	Represents shares of performance-based restricted stock that have been earned, but have not yet vested. These shares will vest in the following amounts: 5,308 shares on May 4, 2011 and 5,308 shares on May 4, 2012.
(17)	Represents 22,599 shares of restricted stock that will vest in one-third increments on December 8, 2011, December 8, 2012, and December 8, 2013.

2010 Option Exercises and Stock Vested

The following table provides information for stock options exercised by our named executive officers and stock awards held by our named executive officers that vested during the year ended December 31, 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Michael Moody	—	—	127,670	$69,662
Charles Mathis	—	—	36,295	$199,945
Phillip Randall Hutcherson	—	—	14,629	$88,798
Lenna Ruth Macdonald	—	—	57,466	$309,653
James Grazioplene	—	—	5,308	$28,239

Pension Benefits

The Company does not have a pension program for any of the Company’s employees.

Non-Qualified Deferred Compensation

The Force Protection Non-Qualified Deferred Compensation Plan, available to named executive officers and other members of senior management, allowed participants to elect to defer up to 85% of their base salaries in 2010 and 85% of their bonus earned in 2010.

Under the plan, the Company may elect to make matching contributions to all participant accounts to offset the limitations imposed on the 401(k) Plan due to the Internal Revenue Code Section 401(a)(17) compensation limit ($245,000 for 2010). For 2010, the Company elected to make a matching contribution of 4% of a participant’s earnings that could not be recognized because of the compensation limit.

Participant deferrals and the Company contributions earn a rate of return based on the performance of investment choices, which mirror the 401(k) Plan investment choices, selected by the participant. All participant deferrals are 100% vested. Company matching contributions vest under the same schedule as the matching contributions in the 401(k) Plan.

The following table provides information regarding our non-qualified deferred compensation plan for our named executive officers during the year ended December 31, 2010.

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY(3)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(4)
Michael Moody	$62,396	$40,117	$11,992	—	$164,317
Charles Mathis	—	$11,237	$2,151	—	$19,512
Phillip Randall Hutcherson	—	$10,888	$1	—	$12,193
Lenna Ruth Macdonald	$103,680	$12,843	$11,409	—	$148,870
James Grazioplene	$19,890	$5,173	$1,265	—	$26,328

(1)	These amounts are reported under the Salary column in the Summary Compensation Table.
(2)	These amounts are reported in the All Other Compensation column of the Summary Compensation Table.
(3)	These amounts are not reported in the Summary Compensation Table because they are not “above-market or preferential earnings.”
(4)	Company contributions for previous years included in the Company’s respective Summary Compensation Tables for those years for the named executive officers are as follows: Mr. Moody, $34,569; Mr. Mathis, $6,128; Mr. Hutcherson, $1,304; and Ms. Macdonald, $12,059.

Employment Agreement

On March 19, 2008, the Company entered into an employment agreement with Mr. Moody (as amended, the “Moody Employment Agreement”) to be competitive in recruiting and retaining top executive officers, such as Mr. Moody. The Moody Employment Agreement, effective March 1, 2008 and amended on December 23, 2008 and September 21, 2009, provides for an annual base salary of not less than $560,000, an annual cash bonus with a target bonus of approximately 75% of the annual base salary based on the attainment of certain performance goals, the right to participate in all employee benefit plans, including the 2008 Stock Plan, and three weeks of paid vacation. Under the Moody Employment Agreement, Mr. Moody may be terminated with or without Cause (as defined below), and Mr. Moody may terminate his employment with or without Good Reason (as defined below). On January 18, 2010, the Compensation Committee raised Mr. Moody’s base salary to $620,000.

Under the Moody Employment Agreement, if Mr. Moody’s employment is terminated for a Nonqualifying Termination (as defined below), Mr. Moody is entitled to receive:

•	Accrued Amounts (as defined below);

•	A one-time relocation benefit of $30,000; and

•	Any other payments or benefits to which he would have been entitled under the terms of any other Company compensation arrangement.

If Mr. Moody’s employment is terminated for a Qualifying Termination (as defined below), Mr. Moody is entitled to receive:

•	Accrued Amounts (as defined below);

•	A one-time relocation benefit of $30,000;

•	Any other payments or benefits to which he would have been entitled under the terms of any other Company compensation arrangement;

•	A pro-rata portion of his annual bonus;

•

A lump-sum cash payment equal to his annual base salary plus the greater of his target bonus for the fiscal year in which termination occurred and the average of his bonuses earned over the preceding two fiscal years;

•	Acceleration of vesting of any equity awards for a 12-month period after his termination; and

•

A portion of the COBRA premium equal to the amount that we would have paid for his health benefits if he was our employee for up to 12 months (this obligation will terminate if he becomes employed with another employer and becomes eligible to receive substantially similar or improved health benefits from such employer).

If Mr. Moody’s employment is terminated by reason of a Qualifying Termination (as defined below) in connection with a change-in-control, Mr. Moody is entitled to receive:

•	Accrued Amounts;

•	A one-time relocation benefit of $30,000;

•	Any other payments or benefits to which he would have been entitled under the terms of any other Company compensation arrangement;

•	A pro-rata portion of his annual bonus;

•

A lump-sum cash payment equal to two times the sum of his annual base salary plus the greatest of (x) his target bonus for the fiscal year in which termination occurred, (y) the target bonus for the fiscal year in which the change-in-control occurs and (z) the average of his bonuses earned over the preceding two fiscal years;

•	Acceleration of vesting of any outstanding equity awards;

•

A portion of his COBRA premium equal to the amount that we would have paid for his health benefits if he was our employee for up to 18 months (this obligation will terminate if he becomes employed with another employer and becomes eligible to receive substantially similar or improved health benefits from such employer); and

•

If the value of certain payments that are contingent upon a change-in-control, referred to as parachute payments, exceed a safe harbor amount and Mr. Moody becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, he is entitled to receive an additional payment to cover the additional tax and any interest and penalties incurred.

In consideration for the benefits received under the Moody Employment Agreement, Mr. Moody agreed that during his employment and for 12 months after the date of his termination, he will not compete with us and will not solicit any of our clients or employees. Mr. Moody also agreed not to disclose any of our confidential information, except as required by law or with our prior written consent, and not to disparage us. Mr. Moody also agreed to release, waive and discharge any claims against us at the time of termination.

Severance Agreements

In March and June 2008, respectively, we entered into Severance Agreements with Ms. Macdonald and Mr. Mathis. Upon joining the Company in April 2009 and May 2009, respectively, Mr. Hutcherson and Mr. Grazioplene also entered into Severance Agreements. Although Mr. Moody is not a party to a Severance Agreement, his employment agreement has similar provisions. See the discussion under “Employment Agreement” for provisions regarding the severance for our Chief Executive Officer.

Under the Severance Agreements, the relevant executive officers agree not to voluntarily leave the Company without Good Reason (as defined below) for 90 days following a change-in-control, which is defined as: (i) any person becoming a beneficial owner of our securities representing 35% or more of the voting power of the Company, subject to certain provisions and exceptions, (ii) individuals holding seats on the Board as of February 29, 2008 ceasing to constitute at least a majority of the Board, other than new directors appointed by the Board and other certain exceptions, (iii) our consummation of a merger or other similar transaction, subject to certain further provisions and rules, (iv) our stockholders approving a plan of complete liquidation or distribution, or (v) the consummation of a sale of the assets of the Company and our subsidiaries to an entity that is not an affiliate of the Company.

However, if a named executive officer’s employment is terminated by reason of a Nonqualifying Termination (as defined below), then the executive is entitled to the Accrued Amounts.

If a named executive officer’s employment is terminated other than by reason of a Nonqualifying Termination, the executive is entitled to receive a cash amount equal to:

•	Accrued Amounts;

•

A lump-sum cash payment equal to the sum of the executive’s annual base salary and the greater of the target bonus for the fiscal year in which the termination occurred or the average of the actual bonuses earned in the preceding two fiscal years;

•	A lump-sum cash amount equal to a pro-rata portion of the executive’s annual bonus for the year of termination;

•

A portion of the executive’s COBRA premium equal to the amount that we would have paid for the executive’s health benefits if the executive was our employee for up to 12 months (this obligation will terminate if the executive becomes employed with another employer and becomes eligible to receive substantially similar or improved health benefits from such employer);

•	The acceleration of vesting or lapse of forfeiture for an additional 12 months of any outstanding equity awards; and

•	Any other payments or benefits to which the executive would have been entitled under the terms of any other Company compensation arrangement.

If the named executive officer’s employment is terminated other than by reason of a Nonqualifying Termination (as defined below), in anticipation of or during the two-year period commencing on the change-in-control, the executive is entitled to receive the following:

•	Accrued Amounts;

•	Any other payments or benefits to which the executive would have been entitled under the terms of any other Company compensation arrangement;

•	A lump-sum cash amount equal to a pro-rata portion of the executive’s annual bonus for the year of termination;

•

A lump-sum cash amount equal to 1.5 times the sum of the executive’s highest rate of annual base salary during the year prior to the date of termination and the greatest of (x) the executive’s target bonus for the fiscal year of termination, (y) the executive’s target bonus for the fiscal year in which the change-in-control occurs, and (z) the average of the actual bonus earned during the two preceding fiscal years prior to the fiscal year in which the change-in-control occurs;

•

A portion of the executive’s COBRA premium equal to the amount that we would have paid for the executive’s health benefits if the executive was our employee for up to 18 months (this obligation will terminate if the executive becomes employed with another employer and becomes eligible to receive substantially similar or improved health benefits from such employer);

•	The acceleration of vesting or lapse of forfeiture of all outstanding equity awards; and

•

If the value of certain payments that are contingent upon a change-in-control, referred to as parachute payments, exceed a safe harbor amount, and the executive becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the executive is entitled to receive an additional payment to cover the additional tax and any interest and penalties incurred.

With respect to the calculation involving the actual bonus earned during the two preceding fiscal years, each of Messrs. Moody and Mathis and Ms. Macdonald have entered into a waiver agreement with the Company, whereby the 2008 Cash Bonus Awards would not be included in such calculation.

Under the Severance Agreements and in consideration for future severance benefits, the named executive officers agreed to a 12-month non-compete agreement and agreed not to solicit any of our clients or employees for 12 months after departure from the Company. The named executive officers also agreed not to disclose any of our confidential information, except as required by law or with our prior written consent, and not to disparage the Company. In addition, to be entitled to severance payments and benefits, the executive must execute a general release of claims in favor of the Company and our affiliates.

Certain Definitions

“Accrued Amounts.” Each of the Severance Agreements and the Moody Employment Agreement generally define “Accrued Amounts” as a lump-sum cash amount equal to: (i) the executive’s base salary accrued through the date of termination, (ii) any accrued vacation, (iii) any unpaid bonus accrued through the date of termination (except if terminated by the Company for Cause (as defined below)) and (iv) any unreimbursed expenses through the date of termination.

“Cause.” Each of the Severance Agreements and the Moody Employment Agreement generally define “Cause” as (i) the executive’s material breach of his duties and responsibilities (other than as a result of his disability) which is (x) demonstrably willful and deliberate on the executive’s part, (y) committed in bad faith or without reasonable belief that such breach is in the best interests of the Company, and (z) not remedied within ten (10) days after receipt of written notice from the Company specifying such breach; (ii) the executive’s indictment for, conviction of, or plea of nolo contendere to, a felony; or (iii) the executive’s gross negligence or any act of theft, fraud, misappropriation, malfeasance or dishonesty by the executive in connection with the performance of the executive’s duties to the Company which is demonstrably willful and deliberate on his part.

“Good Reason.” Each of the Severance Agreements and the Moody Employment Agreement generally define “Good Reason” as, without the executive’s express written consent, the occurrence of any of the following events following a change-in-control: (i) (a) any change in the authority, duties or responsibilities that is inconsistent in any material and adverse respect with the executive’s authority, position(s), duties, responsibilities or status with the Company immediately prior to such change-in-control (including any material and adverse diminution of such duties or responsibilities) or (b) a material and adverse change in the executive’s reporting responsibilities, titles or offices with the Company as in effect immediately prior to such change-in-control, (ii) a material reduction by the Company in the executive’s rate of annual base salary or annual target bonus opportunity (including any material and adverse change in the formula for such annual bonus target) as in effect immediately prior to such change-in-control or as the same may be increased from time to time thereafter, (iii) any requirement of the Company that the executive be based anywhere more than 50 miles from the place of business where the executive is located at the time of the change-in-control, (iv) the failure of the Company to continue in effect any employee benefit plan or compensation plan in which the executive is participating immediately prior to such change-in-control and which is material to the executive’s overall compensation, unless the executive is permitted to participate in other plans providing the executive with benefits or compensation which are not materially less, or the taking of any action by the Company which would materially and adversely affect the executive’s participation in or materially and adversely reduce the executive’s benefits under any such plan, or (v) a material breach by the Company under the applicable agreement or any other material agreement in effect between the executive and the Company.

“NonQualifying Termination.” Each of the Severance Agreements and the Moody Employment Agreement generally define “NonQualifying Termination” as a termination of the executive’s employment (i) by the Company for Cause, (ii) by the executive for any reason other than (x) for Good Reason during the period of time 30 days after the six-month anniversary of a change-in-control or (y) for any reason during the 30 days after the six-month anniversary of a change-in-control, (iii) as a result of the executive’s death or (iv) by the Company due to the executive’s absence from the executive’s duties with the Company on a full-time basis for at least 130 business days during any consecutive 12 month period as a result of the executive’s disability.

“Qualifying Termination.” The Moody Employment Agreement defines a “Qualifying Termination” as a termination of Mr. Moody’s employment (i) other than by reason of a NonQualifying Termination or (ii) as a result of the Company’s delivery of a notice of not renewing the term of the employment agreement.

Vesting of Equity under the 2008 Stock Plan

Under the 2008 Stock Plan and related award agreements, the vesting of the shares underlying the outstanding awards shall accelerate upon death, disability or a change-in-control.

Estimated Potential Payments Upon Termination or Change-in-Control

The tables below describe the potential benefits upon a change-in-control, as well as upon other termination events, as of December 31, 2010. Except as otherwise expressly indicated, the amounts set forth do not represent the actual sums a named executive officer would receive if his or her employment were terminated or there was a change-in-control of the Company. Rather, the amounts below generally represent only estimates of certain payments and benefits that the named executive officers who were employed by the Company on December 31, 2010 would have been entitled to receive had any of the identified events occurred on such date.

For each of the named executive officers, acceleration of vesting for Performance-Based Restricted Stock, stock options and Restricted Stock occurs upon death or disability, and in certain circumstances following a change-in-control.

	Michael Moody
Payments Due Upon Event	Non Qualifying Termination for Cause	Qualifying Termination	Non Qualifying Termination with No Cause (Death or Disability)	Change-in- Control Only	Change-in- Control and Termination
Cash Severance	$—	1,240,000	—	—	2,480,000
Accrued Unpaid Bonus	$—	620,000	620,000	—	620,000
Accelerated Performance-Based Restricted Stock Vesting	$—	114,309	342,926	342,926	342,926
Accelerated Stock Options and Restricted Stock Vesting	$—	954,177	1,447,165	1,447,165	1,447,165
Health and Welfare Continuation	$—	8,684	—	—	13,026
Relocation	$30,000	30,000	30,000	—	30,000
Excise and Income Tax Gross Up	$—	—	—	—	1,268,669

Total Payments Upon Termination	$30,000	2,967,170	2,440,091	1,790,091	6,201,786

	Charles A. Mathis
Payments Due Upon Event	Non Qualifying Termination for Cause	Qualifying Termination	Non Qualifying Termination with No Cause (Death or Disability)	Change-in- Control Only	Change- in- Control and Termination
Cash Severance	$—	525,000	—	—	787,500
Accrued Unpaid Bonus	$—	225,000	225,000	—	225,000
Accelerated Performance-Based Restricted Stock Vesting	$—	47,410	142,230	142,230	142,230
Accelerated Stock Options and Restricted Stock Vesting	$—	270,082	453,712	453,712	453,712
Health and Welfare Continuation	$—	8,684	—	—	13,026
Excise and Income Tax Gross Up	$—	—	—	—	—

Total Payments Upon Termination	$—	1,076,176	820,942	595,942	1,621,468

	Lenna Ruth Macdonald(1)
Payments Due Upon Event	Non Qualifying Termination for Cause	Qualifying Termination	Non Qualifying Termination with No Cause (Death or Disability)	Change-in- Control Only	Change-in- Control and Termination
Cash Severance	$—	567,000	—	—	850,500
Accrued Unpaid Bonus	$—	243,000	243,000	—	243,000
Accelerated Performance-Based Restricted Stock Vesting	$—	51,203	153,608	153,608	153,608
Accelerated Stock Options and Restricted Stock Vesting	$—	409,439	607,753	607,753	607,753
Health and Welfare Continuation	$—	3,374	—	—	5,060
Excise and Income Tax Gross Up	$—	—	—	—	—

Total Payments Upon Termination	$—	1,274,016	1,004,361	761,361	1,859,921

(1)	As of December 31, 2010, Ms. Macdonald was serving as Chief Strategy Officer, General Counsel and Corporate Secretary of the Company. On January 25, 2011, the Company determined that Ms. Macdonald was no longer an executive officer as defined by Rule 3b-7 of the Securities Exchange Act of 1934, as amended, and that as of such date, would not be acting in the capacity of Chief Strategy Officer, General Counsel and Corporate Secretary of the Company. Ms. Macdonald’s last date of employment with the Company was March 18, 2011. Pursuant to the terms of her Severance Agreement dated March 24, 2008, as amended on December 24, 2008 and January 12, 2009, she will receive the following payments for a Qualifying Termination: (1) Accrued Amounts in the amount of $37,846, (2) the 2010 Short Term Incentive Plan payment in the amount of $254,494, (3) the pro-rata 2011 Short Term Incentive Plan award to be paid no later than March 15, 2012, (4) a severance payment in the amount of $584,500, (5) COBRA payments and (6) the Company 4% match contributed to the Executive’s 401(k) Plan account and the Company’s Non-Qualified Deferred Compensation Plan. In addition, the vesting of a portion of her equity awards was accelerated, including a total of 31,391 options and a total of 85,774 restricted shares.

	Phillip Randall Hutcherson
Payments Due Upon Event	Non Qualifying Termination for Cause	Qualifying Termination	Non Qualifying Termination with No Cause (Death or Disability)	Change-in- Control Only	Change-in- Control and Termination
Cash Severance	$—	630,000	—	—	945,000
Accrued Unpaid Bonus	$—	270,000	270,000	—	270,000
Accelerated Performance-Based Restricted Stock Vesting	$—	47,410	142,230	142,230	142,230
Accelerated Stock Options and Restricted Stock Vesting	$—	142,069	345,617	345,617	345,617
Health and Welfare Continuation	$—	6,981	—	—	10,472
Excise and Income Tax Gross Up	$—	—	—	—	—

Total Payments Upon Termination	$—	1,096,460	757,847	487,847	1,713,319

	James Grazioplene
Payments Due Upon Event	Non Qualifying Termination for Cause	Qualifying Termination	Non Qualifying Termination with No Cause (Death or Disability)	Change-in- Control Only	Change-in- Control and Termination
Cash Severance	$—	437,500	—	—	656,250
Accrued Unpaid Bonus	$—	187,500	187,500	—	187,500
Accelerated Performance-Based Restricted Stock Vesting	$—	39,509	118,526	118,526	118,526
Accelerated Stock Options and Restricted Stock Vesting	$—	72,045	186,888	186,888	186,888
Health and Welfare Continuation	$—	6,981	—	—	10,472
Excise and Income Tax Gross Up	$—	—	—	—	—

Total Payments Upon Termination	$—	743,535	492,914	305,414	1,159,636

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers, directors and 10% stockholders to file reports regarding initial ownership and changes in ownership with the Securities and Exchange Commission and any exchange upon which our securities are listed. Executive officers, directors and 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The Company’s information regarding compliance with Section 16(a) is based solely on a review of the copies of such reports and any written representations furnished to the Company by the Company’s executive officers, directors and 10% stockholders. The Company believes that during the fiscal year ending December 31, 2010, each of the Company’s executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

PRINCIPAL STOCKHOLDERS AND SECURITY OWNERSHIP OF MANAGEMENT

Principal Stockholders

As of November 16, 2011, the only persons known by us to own beneficially, or to be deemed to own beneficially, 5% or more of the outstanding Shares were:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Heartland Advisors, Inc.(1) 789 North Water Street Milwaukee, WI 53202	5,725,453 Shares	8.8%

Security Investors, LLC(2) One Security Benefit Place Topeka, KS 66636	5,131,689 Shares	7.9%

BlackRock, Inc.(3) 40 East 52nd Street New York, NY 10022	4,628,442 Shares	7.1%

Ariel Investments, LLC(4) 200 E. Randolph Drive, Suite 2900 Chicago, IL 60601	3,955,949 Shares	6.1%

(1)	Heartland Advisors, Inc., an investment advisor, filed a Schedule 13G/A with the SEC on February 10, 2011, reflecting beneficial ownership as of December 31, 2010, of 5,725,453 Shares, with shared voting power over 5,674,453 Shares and shared dispositive power over 5,725,453 Shares.
(2)	Security Investors, LLC, an investment advisor, filed a Schedule 13G with the SEC on February 14, 2011, reflecting beneficial ownership as of December 31, 2010, of 5,131,689 Shares, with shared voting power over none of Shares and shared dispositive power over none of Shares.
(3)	BlackRock, Inc., a parent holding company or control person, filed a Schedule 13G/A on February 4, 2011, reflecting beneficial ownership as of December 31, 2010, of 4,628,442 Shares, with shared voting power over none of Shares and shared dispositive power over none of Shares.
(4)	Ariel Investments, LLC, an investment advisor, filed a Schedule 13G with the SEC on February 14, 2011, reflecting beneficial ownership as of December 31, 2010, of 3,955,949 Shares, with shared voting power over none of Shares and shared dispositive power over none of Shares.

Executive Officers and Directors

The table below shows the number of shares of common stock beneficially owned as of November 16, 2011 by each member of the Board and each named executive officer currently with the Company, as well as the number of Shares owned by our current directors and executive officers as a group. None of the directors or named executive officers other than Mr. Moody own more than 1% of the outstanding Shares.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percent of Class

Major General Jack A. Davis, USMC (Ret.)(2)	43,683 Shares	*

John S. Day(2)	35,817 Shares	*

John W. Paxton, Sr. (2)	26,506 Shares	*

Lieutenant General Roger G. Thompson, Jr., USA (Ret.) (2)	43,277 Shares	*

Kenneth A. Merlau(3)	31,452 Shares	*

B. Herbert Ellis(3)	26,452 Shares	*

Lynn Brubaker(4)	14,583 Shares	*

Thomas A. Corcoran(4)	14,583 Shares	*

Michael Moody(5)	744,937 Shares	1.1%

Charles A. Mathis(6)	233,790 Shares	*

Phillip Randall Hutcherson(7)	193,780 Shares	*

Gregory T. Troy(8)	78,561 Shares	*

Philip Ciarlo	0 Shares	*

Current directors and executive officers as a group (13 persons listed above)(9)	1,487,421 Shares	2.3%

*	less than 1.0%
(1)	The address of each director and officer listed is 1520 Old Trolley Road, Summerville, South Carolina 29485.
(2)	Shares beneficially owned include 14,645 Restricted Shares subject to forfeiture restrictions that are subject to vesting 60 days after November 16, 2011.
(3)	Shares beneficially owned include 16,279 Restricted Shares subject to forfeiture restrictions that are subject to vesting 60 days after November 16, 2011.
(4)	Shares beneficially owned include 14,583 Restricted Shares subject to forfeiture restrictions that are subject to vesting 60 days after November 16, 2011.
(5)	Shares beneficially owned include 213,730 Shares subject to Options exercisable within 60 days of November 16, 2011 and 280,110 Restricted Shares subject to forfeiture restrictions that are subject to vesting 60 days after November 16, 2011.
(6)	Shares beneficially owned include 42,290 Shares subject to Options exercisable within 60 days of November 16, 2011 and 123,938 Restricted Shares subject to forfeiture restrictions that are subject to vesting 60 days after November 16, 2011.
(7)	Shares beneficially owned include 17,290 Shares subject to Options exercisable within 60 days of November 16, 2011 and 133,919 Restricted Shares subject to forfeiture restrictions that are subject to vesting 60 days after November 16, 2011.
(8)	Shares beneficially owned include 64,000 Restricted Shares subject to forfeiture restrictions that are subject to vesting 60 days after November 16, 2011.
(9)	Shares beneficially owned include 273,310 Shares subject to Options exercisable within 60 days of November 16, 2011 and 722,271 Restricted Shares subject to forfeiture restrictions that are subject to vesting 60 days after November 16, 2011.

Annex B

November 6, 2011

Board of Directors

Force Protection, Inc.

1520 Old Trolley Road

Summerville, SC 29485

Members of the Board of Directors:

You have requested that Lincoln Partners Advisors LLC (“Lincoln”) render an opinion (the “Opinion”) as to the fairness, from a financial point of view, to the stockholders of Force Protection, Inc. (the “Company”) other than the Excluded Persons (as defined below) of certain consideration to be received by them in a proposed transaction further described below (the “Proposed Transaction”) with General Dynamics Corporation (the “Buyer”) pursuant to which the Buyer, Falcon Acquisition Corp., a wholly-owned subsidiary of the Buyer (“Merger Sub”), and the Company propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) Merger Sub will commence a tender offer for all of the issued and outstanding shares of common stock, par value $0.001 per share (“Company Shares” and, such tender offer, the “Offer”), of the Company at a purchase price of $5.52 per share in cash (the “Consideration”), and (b) Merger Sub will be merged with and into the Company (the “Merger”) and that, in connection with the Merger, (i) each Company Share outstanding immediately prior to the effective time of the Merger other than Dissenting Shares (as defined in the Agreement) and Company Shares held in treasury or any wholly-owned subsidiary of the Buyer or the Company will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly-owned subsidiary of the Buyer. “Excluded Persons” are defined herein as the Buyer, Merger Sub and any direct or indirect wholly-owned subsidiary of the Buyer. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among the Buyer, Merger Sub and the Company (the “Agreement”).

We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a customary fee from the Company for our services, a portion of which has been paid, a portion of which is payable upon our rendering this Opinion, and a significant portion of which is contingent upon the consummation of the Proposed Transaction. The portion of our fee which is payable upon our rendering this Opinion to you is not contingent upon either the conclusion reached herein or the consummation of the Proposed Transaction. In addition, you have agreed to indemnify us and certain related parties against certain liabilities, and to reimburse us for certain expenses, arising in connection with or as a result of our engagement. We and our affiliates provide a range of investment banking and financial services and, in that regard, we and our affiliates may in the future provide investment banking and other financial services to the Company, the Buyer and their respective affiliates for which we and our affiliates would expect to receive compensation.

In arriving at our opinion, we have, among other things:

(i) reviewed a draft of the Agreement dated November 5, 2011;

(ii) reviewed certain publicly available business and financial information relating to the Company;

Board of Directors Force Protection, Inc. November 6, 2011 Page 2 of 3

(iii) discussed with certain members of the Company’s management the business, operations, financial outlook and prospects of the Company;

(iv) reviewed certain business, financial and other information relating to the Company provided to or discussed with us by the management of the Company, including (a) financial forecasts for the Company and (b) the unaudited financial information for the three-month period ended September 30, 2011, which the management of the Company has identified as being the most current financial statements and other financial information available, all as prepared by the management of the Company;

(v) reviewed certain stock trading, financial and other information for the Company and compared that data and information with certain stock trading, financial and corresponding data and information for companies with publicly traded securities that we deemed relevant;

(vi) reviewed the financial terms of the Proposed Transaction and compared those terms with the financial terms of certain business combinations and other transactions that we deemed relevant; and

(vii) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In preparing this Opinion, we have relied upon and assumed the accuracy and completeness of all of the financial, accounting, legal, tax and other information we reviewed, and we have not assumed any responsibility for the independent verification of, nor have we independently verified, any of such information. With respect to the financial forecasts provided to or discussed with us by the management of the Company and the unaudited financial statements and other financial information prepared and provided to us by the management of the Company, we have assumed that they were reasonably prepared in good faith on a basis reflecting the best currently available estimates and judgments of the management of the Company. We assume no responsibility for the assumptions, estimates and judgments on which such forecasts and interim financial statements and other financial information were based. In addition, we were not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company or the Buyer or any of their respective subsidiaries, nor were we furnished with any such evaluations or appraisals. With regard to the information provided to us by the Company, we have relied upon the assurances of the members of management of the Company that they are unaware of any facts or circumstances that would make such information materially incomplete or misleading. We have also assumed that there has been no material change in the assets, liabilities, business, condition (financial or otherwise), results of operations or prospects of the Company or the Buyer since the date of the most recent financial statements made available to us. We have also assumed that in the course of obtaining any necessary regulatory and third party consents, approvals and agreements for the Proposed Transaction, no modification, delay, limitation, restriction or condition will be imposed that will have an adverse effect on the Company, the Buyer, or the Proposed Transaction and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or agreement therein that is material to our analysis. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Agreement

Board of Directors Force Protection, Inc. November 6, 2011 Page 3 of 3

will not vary materially from those set forth in the draft reviewed by us. This Opinion is necessarily based on financial, economic, market and other conditions as they exist on and the information made available to us as of the date hereof. Although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion. We have made each of the assumptions set forth above with your consent.

It is understood that this letter is for the use and benefit of the Board of Directors of the Company (the “Board”) in connection with the Proposed Transaction. This letter may not be used by any other persons for any other purpose and is not intended to and does not confer any rights or remedies upon any other person. This Opinion should not be construed as creating any fiduciary duty on the part of Lincoln to the Company, the Board, the stockholders of the Company or any other party. This Opinion only addresses the fairness from a financial point of view of the Consideration to be received by the stockholders of the Company other than the Excluded Persons pursuant to the Agreement in the Proposed Transaction and does not address any other terms, aspects or implications of the Proposed Transaction or any agreements, arrangements or understandings entered into in connection with the Proposed Transaction or otherwise. In addition, this Opinion does not address the relative merits of the Proposed Transaction as compared to other transaction structures, transactions or business strategies that may be available to the Company, the Board, or the stockholders of the Company nor does it address or constitute a recommendation regarding the decision of the Board to enter into the Agreement or to engage in the Proposed Transaction. This Opinion has been authorized for issuance by the Fairness Opinion Committee of Lincoln. This Opinion does not constitute advice or a recommendation to any stockholder of the Company as to whether such person or entity should tender Company Shares in the Offer or how such person or entity should vote or act on any other matter relating to the Proposed Transaction. We express no opinion about the amount or nature of the compensation to the Company’s officers, directors or employees, or class of such persons, in connection with the Proposed Transaction relative to the Consideration in the Proposed Transaction.

Based on and subject to the foregoing, and in reliance thereon, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Company Shares other than the Excluded Persons.

Very truly yours,

/s/ LINCOLN PARTNERS ADVISORS LLC

LINCOLN PARTNERS ADVISORS LLC

Annex C

745 Seventh Avenue New York, NY 10019 United States

November 6, 2011

Board of Directors

Force Protection, Inc.

1520 Old Trolley Road

Summerville, SC 29485

Members of the Board of Directors:

We understand that Force Protection, Inc. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with General Dynamics Corporation (the “Acquiror”) pursuant to which the Acquiror, Falcon Acquisition Corp., a wholly-owned subsidiary of the Acquiror (“Merger Sub”), and the Company, propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) Merger Sub will commence a tender offer for all of the issued and outstanding shares of common stock, par value $0.001 per share (“Company Shares” and, such tender offer, the “Offer”), of the Company at a purchase price of $5.52 per share in cash (the “Consideration”), and (b) Merger Sub will be merged with and into the Company (the “Merger”) and that, in connection with the Merger, (i) each Company Share outstanding immediately prior to the effective time of the Merger other than Dissenting Shares (as defined in the Agreement) and Company Shares held in treasury or any wholly-owned subsidiary of the Acquiror or the Company will be converted into the right to receive the Consideration, and (ii) the Company will become a wholly owned subsidiary of the Acquiror. “Excluded Persons” shall be defined as the Acquiror, Merger Sub and any direct or indirect wholly-owned subsidiary of the Acquiror. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among the Acquiror, Merger Sub and the Company (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company’s stockholders other than the Excluded Persons of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the stockholders of the Company in the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated November 5, 2011 and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report filed with the Securities and Exchange Commission (the “SEC”) on Form 10-K for the fiscal year ended December 31, 2010 and its Quarterly Report filed with the SEC on Form 10-Q for the fiscal quarter ended June 30, 2011, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared by management of the Company, (4) a trading history of the Company’s common stock from November 4, 2010 to November 4, 2011 and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical

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financial results and present financial condition of the Company with those of other companies that we deemed relevant, and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate. Furthermore, we have also had discussions with the management of the Company and representatives of Lincoln International LLC, the Company’s financial advisor, regarding the sale process and background relating to the Proposed Transaction.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the stockholders of the Company other than the Excluded Persons in the Proposed Transaction is fair to such stockholders.

We have been retained solely for the purposes of rendering this opinion, and will receive a fee for our services, half of which is payable upon delivery of this opinion and half of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for the Acquiror in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have acted as an underwriter for General Dynamics of certain of its investment grade bonds for which we received customary fees in connection therewith.

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Barclays Capital Inc. and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and the Acquiror for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger or whether to accept the Consideration to be offered to the stockholders in connection with the Offer.

Very truly yours,

/s/ BARCLAYS CAPITAL INC.

BARCLAYS CAPITAL INC.

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